As filed with the Securities and Exchange Commission on May 27, 2016

Securities Act File No. 333-189791
Investment Company Act File No. 811-22860

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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM N-2 (CHECK APPROPRIATE BOX OR BOXES)
[X] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[X] Post-Effective Amendment No. 5

[X] REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X] Amendment No. 8

Pine Grove Alternative Institutional Fund

(Exact name of Registrant as specified in Charter)
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452 5th Avenue, 26th Floor
New York, NY 10018

(Address of principal executive offices)

Registrant's Telephone Number, including Area Code: (908) 273-6321
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Adam Waldstein
c/o Atlantic Fund Services
3 Canal Plaza
Portland, ME 04101

(Name and address of agent for service)

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COPY TO:

William J. Bielefeld

Dechert LLP
1900 K Street, NW
Washington, DC 20006

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Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement.

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If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [x]

It is proposed that this filing will become effective (check appropriate box)

[X] when declared effective pursuant to section 8 (c)

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CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Shares of Beneficial Interest (1)	200,000	$1,000.00	$200,000,000	$27,280

(1) The Securities and Exchange Commission has granted exemptive relief permitting the Fund to offer multiple classes of shares of beneficial interest. This registration statement relates to the maximum aggregate offering of $200,000,000 of shares of beneficial interest of the Fund. The offering currently includes Class A Shares and Class I Shares. In the future, other classes of shares of beneficial interest of the Fund may be registered and included in the offering.

(2) Estimated solely for purposes of calculating the registration fee.

(3) Previously paid with respect to prior filing.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE FUND MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED MAY 27, 2016

PINE GROVE ALTERNATIVE INSTITUTIONAL FUND

PROSPECTUS

July 31, 2016

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452 5th Avenue, 26th Floor
New York, NY 10018
(908) 273-6321

Investment Objective. Pine Grove Alternative Institutional Fund (the "Fund") is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company. The Fund's investment objective is to seek long-term capital appreciation.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Public Offering Price (2)	Proceeds to the Fund (3)
Class A Shares	At current NAV, plus a sales load of up to 3.0%	Amount invested at current NAV less sales load
Class I Shares	At current NAV	Amount invested at current NAV
Total Shares (1)	Up to $200,000,000

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(1) The Securities and Exchange Commission has granted exemptive relief permitting the Fund to offer multiple classes of shares of beneficial interest. This registration statement relates to the maximum aggregate offering of $200,000,000 of shares of beneficial interest of the Fund. The offering currently includes Class A Shares and Class I Shares. In the future, other classes of shares of beneficial interest of the Fund may be registered and included in the offering.

(2) Generally, the stated minimum initial investment by an investor in the Fund is $25,000 for both Class A Shares and Class I Shares, which stated minimum may be reduced for certain investors. Investors purchasing Class A Shares (as defined herein) may be charged a sales load of up to 3.0% of the investor's subscription. The table assumes the maximum sales load is charged.

(2) Shares will be offered at the Fund's then current net asset value, as described herein, plus any applicable sales load. The Fund will also bear certain ongoing offering costs associated with the Fund's continuous offering of Shares, as well as costs incurred in offering Class A Shares. The Fund also pays the Administrator, and the Administrator pays each Service Agent (each as hereinafter defined) that enters into a Shareholder Servicing Agreement with the Administrator, a monthly shareholder servicing fee at the annual rate of up to 0.85% of the net asset value of the outstanding Class A Shares beneficially owned by customers of the Service Agent. See "Plan of Distribution" for additional information regarding compensation paid to the Distributor and/or Service Agents.

The Fund is offering on a continuous basis up to 200,000 Shares. Foreside Fund Services, LLC (the "Distributor"), 3 Canal Plaza, Suite 100, Portland, ME 04101, acts as the distributor of the Fund's Shares on a best efforts basis, subject to various conditions. See "Plan of Distribution." Investments in Class A Shares may be subject to a sales load of up to 3.0% of the investor's subscription. There is no minimum aggregate amount of Shares required to be purchased in the offering. No arrangements have been made to place funds received in connection with the Shares' offering in an escrow, trust or similar arrangement. Shares will be sold only to Eligible Investors (as defined herein). Shares will not be listed on any securities exchange.

Investment Portfolio. The Fund invests substantially all of its assets in private investment funds (commonly referred to as hedge funds) ("Private Investment Funds") managed by a range of alternative investment managers that employ a variety of investment strategies, including, but not limited to, credit and event-oriented investing, hedged credit, convertible arbitrage, long/short equity (low net exposure) and merger arbitrage. Strategies that seek to generate attractive long-term risk-adjusted returns as compared to those offered by traditional public equity and fixed income markets are sometimes referred to as "alternative" investment strategies. These strategies are in contrast to the investment programs of "traditional" registered investment companies, such as mutual funds. For a further discussion of the Fund's principal investment strategies, see "Investment Program."

Risk Factors and Restrictions on Transfer. Investing in Shares involves a high degree of risk. See "Types of Investments and Related Risks" beginning on page 29. With very limited exceptions, Shares are not transferable and liquidity will be provided only through repurchase offers, which may be made from time to time by the Fund as determined by the Fund's Board of Trustees in its sole discretion. Accordingly, investors may have to bear the risks of an investment longer than anticipated. See "Repurchases and Transfers of Shares."

Management Fee. The Fund pays FRM Investment Management (USA) LLC (the "Adviser" or "FRM"), formerly Pine Grove Asset Management, LLC, a fee, accrued monthly and paid quarterly in arrears, of 0.225% (0.90% on an annualized basis) of the Fund's month end net asset value (the "Management Fee"). The Management Fee is an expense paid out of the Fund's net assets and is computed based on the value of the net assets of the Fund as of the close of business on the last business day of each month (including any assets in respect of Shares that will be repurchased as of the end of the month). The Management Fee is in addition to the asset-based fees and incentive fees/allocations paid by the Private Investment Funds and indirectly paid by investors in the Fund. See "Management Fee."

Eligible Investors. Shares are being sold only to investors that represent that they are "accredited investors" within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended. The minimum initial investment in the Fund by any investor is $25,000 and the minimum additional investment in the Fund by any investor is $10,000. The minimum initial and additional investments may be reduced by the Fund with respect to certain individual investors or classes of investors (specifically, with respect to employees, officers or Trustees of the Fund, the Adviser or their affiliates). Investors may only purchase Class I Shares through a registered investment adviser (a "RIA") that has entered into an arrangement with the Distributor for such RIA to offer Class I Shares in conjunction with a "wrap" fee, asset allocation or other managed asset program sponsored by such RIA. Any such RIA who offers Class I Shares may impose additional eligibility requirements for investors who purchase Shares through such RIA. The Distributor may enter into selected dealer agreements with various brokers and dealers ("Selling Agents"), some of which are affiliates of the Adviser, that have agreed to participate in the distribution of the Fund's Class A Shares. The Fund's Class A Shares may only be purchased through Selling Agents.

This Prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information ("SAI") dated, July 31, 2016 has been filed with the SEC. The Fund also files annual and semi-annual reports with the SEC. The SAI, annual and semi-annual reports, and other information filed with the SEC will be available upon request and without charge by writing to the Fund c/o Atlantic Fund Services, P.O. Box 588, Portland, ME 04112 or by calling (855) 699-3103. The table of contents of the SAI appears on page 87 of this Prospectus. The SAI and other information about the Fund is also available on the SEC's website (http://www.sec.gov). The address of the SEC's Internet site is provided solely for the information of prospective investors and is not intended to be an active link.

Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

You should rely only on the information contained in this Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer of Shares in any state or other jurisdiction where the offer is not permitted.

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Foreside Fund Services, LLC

SUMMARY OF TERMS

THE FUND

Pine Grove Alternative Institutional Fund (the "Fund") is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a non-diversified, closed-end management investment company.

INVESTMENT PROGRAM

The Fund seeks long-term capital appreciation. The Fund seeks to achieve its investment objective by generating attractive long-term risk-adjusted returns as compared to those offered by traditional public equity and fixed income markets. The Fund seeks to accomplish its objective by investing substantially all its assets in private investment funds, often referred to as hedge funds ("Private Investment Funds"), managed by unaffiliated third-party investment managers ("Investment Managers") that specialize in a variety of investment strategies and types of investments. The Fund intends to diversify its investment exposure by investing in Private Investment Funds, which focus their investment in one of the following two ways: (i) by utilizing hedged investment strategies; and (ii) by investing in instruments that have equity-like risk and return, but which generally do not involve direct investment in a stock market. The hedging investment strategies include, but are not limited to, hedged credit, convertible arbitrage, long/short equity (low net exposure) and merger arbitrage. The non-market equity investments include, but are not limited to, distressed securities, mortgage-backed and other asset-backed instruments, high-yield debt instruments, private investments, corporate restructurings, post-reorganization equities, liquidations and fixed income instruments.

Strategies that seek to generate attractive long-term risk-adjusted returns as compared to those offered by traditional public equity and fixed income markets are some sometimes referred to as "alternative" investment strategies. These strategies are in contrast to the investment programs of "traditional" registered investment companies, such as mutual funds. "Traditional" investment companies are generally characterized by long-only investments and limits on the use of leverage. Because Private Investment Funds pursuing alternative investment strategies (whether hedged or unhedged) are often described as "hedge funds," the Fund's investment program can be broadly referred to as a fund of hedge funds.

In selecting Private Investment Funds, the Adviser does not follow a rigid asset allocation policy, but instead invests in a wide variety of Private Investment Funds managed by Investment Managers specializing in a wide variety of investment strategies. The Fund is designed not only to utilize Investment Managers whom the Adviser believes will enable the Fund to achieve its investment objective but also to deploy and redeploy investment capital within a range of investment strategies which the Adviser regards as likely to provide favorable profit opportunities in changing economic environments. The Adviser aims to generate attractive long-term risk-adjusted returns as compared to those offered by traditional public equity and fixed income markets.

The two primary methods the Fund employs in seeking to achieve its investment objective by investing in Private Investment Funds are hedged investing and diversification of investment exposure.

Hedged investing generally attempts to reduce or eliminate exposure to market risk. Most assets have two components to their price. One component depends on the level of the relevant market (the stock market for stocks and the bond market for bonds, etc.), and the other component depends on characteristics of the particular asset (such as how well a company is managed in comparison to similar companies in the same industry). In hedged investing, sometimes referred to as "low exposure" investing, judgments about the pricing relationship between securities are made, rather than judgments about the overall level or direction of markets. This type of strategy allows an Investment Manager to take a position that seeks to expose the Fund to non-market factors and potentially avoid exposure to some market factors. For example, a hedged investing transaction would be to own securities that an Investment Manager judges to be undervalued while also selling short assets that have a similar market risk. Typically the assets sold short would be assets that the Investment Manager judges to be overvalued, but the assets shorted could also be fairly valued. The important characteristic of the short position is that its price is driven to a large extent by the same market factor as the long position. Examples of market factors would be the U.S. stock market, as measured by a major index, for equity strategies in the U.S. and the U.S. bond markets, as measured by a major bond index, for fixed income strategies in the U.S. If an Investment Manager is able to correctly identify undervalued and overvalued instruments, and hedge properly, changes in the level of the market, barring extreme market movements, will likely not have a significant effect on the Investment Manager's position, potentially allowing a market neutral hedging strategy to achieve capital appreciation in either up or down markets.

The Fund seeks to diversify its investment exposure by allocating assets to a variety of Private Investment Funds to seek to alter the pattern of returns and hence the volatility of its portfolio, pursuant to modern portfolio theory. For example, according to modern portfolio theory, if two assets have the same expected return but the return is earned in different time periods, an investor can combine the two assets in a portfolio with the result that the portfolio will have a more stable pattern of returns than would each asset viewed separately and still with the same expected return. The Fund intends to diversify its investment exposure by investing in Private Investment Funds which focus their investments in one of the following two ways: (i) by utilizing hedged investment strategies; and (ii) by investing in instruments that have equity-like risk and return, but which generally do not involve direct investment in a stock market ("non-market equity investments"). The hedging investment strategies, include, but are not limited to, hedged credit, convertible arbitrage, long/short equity (low net exposure) and merger arbitrage. The non-market equity investments include, but are not limited to, distressed securities, mortgage-backed and other asset-backed instruments, high-yield debt instruments, private investments, corporate restructurings, post-reorganization equities, liquidations and fixed income instruments. Non-market equity investments are not traditional long-term common stock investments, but they have risks similar to those of equity securities. With such securities, the holder can have a significant profit or loss depending on the movement of markets and of the securities itself. The principal attraction of these investments is that their movements are expected not to necessarily coincide with those of other equity investments. This low-correlation is designed to potentially provide reduced volatility of the Private Investment Funds and thus the Fund's overall portfolio, without necessarily reducing the expected return of the Private Investment Funds, and thus the Fund.

The Adviser allocates Fund assets among the Private Investment Funds that, in its view, represent attractive investment opportunities, consistent with the objectives of the Fund. Allocation depends on the Adviser's assessment of the likely risks and returns of various investment strategies that the Private Investment Funds utilize and the likely correlation among the Private Investment Funds under consideration. The Adviser generally seeks to invest substantially all of the Fund's assets in Private Investment Funds whose expected risk-adjusted returns are deemed attractive. The Adviser periodically reallocates the Fund's investments among Private Investment Funds in order to increase the Fund's expected risk-adjusted return; however, in doing so the Adviser considers the Fund's risk parameters in its decision-making process. There is no guarantee that the Fund will be able to avoid substantial losses due to poor returns by a Private Investment Fund.

While the Fund is a "non diversified" fund under the 1940 Act, the Adviser believes it is important to maintain a broad-based portfolio in order to reduce the effect on the Fund of losses or poor returns by any one Private Investment Fund. There is no guarantee, however, that the Fund will be able to avoid substantial losses due to poor returns by a Private Investment Fund. In addition, while the Fund is a "non diversified" fund for purposes of the 1940 Act, the Fund has elected, and intends to qualify, to be treated as a regulated investment company ("RIC") under the Internal Revenue Code ("Code"). To qualify as a RIC under the Code, the Fund must, among other things, (i) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from interests in "qualified publicly traded partnerships" (as defined in the Code); and (ii) diversify its holdings so that, at the end of each quarter of each taxable year, (A) at least 50% of the market value of the assets of the Fund is represented by cash, cash items, U.S. government securities, securities of other RICs and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the total assets of the Fund and 10% of the outstanding voting securities of such issuer and (B) not more than 25% of the market value of the total assets of the Fund is invested in the securities (other than U.S. government securities and the securities of other RICs) of (1) any one issuer, (2) any two or more issuers that the Fund controls and that are determined to be engaged in the same business or similar or related trades or businesses, or (3) any one or more "qualified publicly traded partnerships." In addition, the Adviser typically endeavors to limit investments in any one Private Investment Fund to no more than 7.5% of the Fund's gross assets (measured at the time of purchase), and to limit investments in any one Investment Manager to no more than 10% of the Fund's gross assets (measured at the time of purchase). The Adviser limits Fund investments in any one Private Investment Fund to less than 5% of such Private Investment Fund's outstanding voting securities. See "Types of Investments and Related Risks — Risks of Fund of Hedge Funds Structure — Investments in Non-Voting Stock; Inability to Vote."

The Private Investment Funds are not registered under the 1940 Act and the Fund's investments in Private Investment Funds are thus not subject to the protections of the 1940 Act. For example, the Private Investment Funds are not required to, and may not, hold custody of their assets in accordance with the requirements of the 1940 Act. As a result, bankruptcy or fraud at institutions, such as brokerage firms, banks, or administrators, into whose custody those Private Investment Funds have placed their assets could impair the operational capabilities or the capital position of the Private Investment Funds and may, in turn, have an adverse impact on the Fund.

In response to adverse market, economic or political conditions, the Fund may invest temporarily in high quality fixed income securities, money market instruments and money market funds or may hold cash or cash equivalents for temporary defensive purposes. In addition, the Fund may also make these types of investments pending the investment of assets in Private Investment Funds or to maintain the liquidity necessary to effect repurchases of Shares and pay Fund expenses.

Pine Grove Institutional Partners II Ltd, (the "Predecessor Fund"), a privately offered fund managed by the Adviser, was reorganized into the Fund as of January 1, 2014. Upon such reorganization, the Fund acquired the assets (including Private Investment Fund holdings) and adopted the performance history of the Predecessor Fund. The investment goals, strategies and limitations of the Fund are substantially similar to those of the Predecessor Fund. Financial statements of the Predecessor Fund have been filed as an exhibit to the Fund's prior registration statement. These financial statements are publicly available by reviewing the Fund's filings on the SEC's website.

LEVERAGE

In general, the Fund does not anticipate that it will borrow money in connection with its investment activities, i.e. utilize leverage. However, the Fund anticipates that Private Investment Funds will routinely utilize leverage pursuant to their investment strategies.

The Fund, however, reserves the right to use leverage for certain operational purposes only, to the extent permitted by the 1940 Act. Specifically, the Fund may borrow money through a credit facility or other arrangements, to manage timing issues in connection with the acquisition of its investments (i.e., to provide the Fund with temporary liquidity to acquire investments in Private Investment Funds in advance of the Fund's receipt of redemption proceeds from one or more Private Investment Funds or the receipt of proceeds from the sale of additional Fund shares). The Fund also may borrow money to fund repurchase payments to Fund shareholders pending the receipt of redemption proceeds from one or more Private Investment Funds. The Fund has entered into a credit facility in the form of a variable funding note (the "Note") with XXXXXXXXX (the "Lender"). Pursuant to the terms of the Note, the Fund may borrow money from the Lender up to a maximum aggregate outstanding amount of $XX million (subject to the Asset Coverage Requirement, as defined below). The Note is currently scheduled to terminate as of XXXXX, but may be extended. Upon the termination of the Note, the Fund must repay all amounts borrowed pursuant to the terms of the Note.

The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the "Asset Coverage Requirement"). This requirement means that the value of the investment company's total indebtedness may not exceed one-third of the value of its total assets (including the indebtedness). The Fund's borrowings will at all times be subject to the Asset Coverage Requirement.

Private Investment Funds may also utilize leverage in their investment activities. Borrowings by Private Investment Funds are not subject to the Asset Coverage Requirement. Accordingly, the Fund's portfolio may be exposed to the risk of highly leveraged investment programs of certain Private Investment Funds and the volatility of the value of Fund shares, and thus Shares (as hereinafter defined) of the Fund, may be great, especially during times of a "credit crunch" and/or general market turmoil, such as that experienced during the financial crisis. In general, the use of leverage by Private Investment Funds or the Fund may increase the volatility of the Private Investment Funds or the Fund. See "Types of Investments and Related Risks — Investment Related Risks — Leverage Utilized by Private Investment Funds."

DISTRIBUTIONS

Distributions will be paid at least annually on the Shares in amounts representing substantially all of the net investment income and net capital gains, if any, earned each year. The Fund is not a suitable investment for any investor who requires regular dividend income.

Each Shareholder (as hereinafter defined) whose Shares are registered in its own name will automatically be a participant under the Dividend Reinvestment Plan ("DRIP") and have all income dividends and/or capital gains distributions automatically reinvested in Shares unless such Shareholder specifically elects to receive all income dividends and/or capital gain distributions in cash. DRIP investments will be calculated using the net asset value per Share on the last business day of the immediately preceding month.

POTENTIAL BENEFITS OF INVESTING IN THE FUND

An investment in the Fund enables investors to invest with Investment Managers whose services generally are not available to the investing public or who otherwise may place stringent restrictions on the number and type of persons whose money they will manage. An investment in the Fund also enables investors to invest with a number of Investment Managers without incurring the high minimum investment requirements that Investment Managers typically would impose on investors. Private Investment Funds in which the Fund may invest also may close from time to time. If the Fund has previously invested in a Private Investment Fund that has closed, an investor would nevertheless be able to invest indirectly in such Private Investment Fund by investing in the Fund.

In addition to benefiting from the Investment Managers' individual investment strategies, the Fund as a whole should achieve the benefits of exposure to a number of different alternative investment strategies and Investment Managers. By investing through multiple Investment Managers, the Fund may reduce the volatility and/or risk inherent in a direct investment with a single Investment Manager.

THE OFFERING

The Fund is offering on a continuous basis through Foreside Fund Services, LLC (the "Distributor") $200,000,000 of two classes of shares of beneficial interest, Class A Shares and Class I Shares ("Shares"). Shares are offered in a continuous offering at the Fund's current net asset value per Share, less any applicable sales load for Class A Shares. See "Purchases of Shares." Shares may be purchased as of the first business day of each month based upon the Fund's then current net asset value per Share. Class I Shares are sold through a registered investment adviser (a "RIA") that has entered into an arrangement with the Distributor for such RIA to offer Class I Shares in conjunction with a "wrap fee", asset allocation or other managed asset program sponsored by such RIA. Class A Shares are sold through Selling Agents. See "Calculation of Net Asset Value" and "Plan of Distribution."

Investors purchasing Class A Shares in the Fund will be subject to a maximum front end sales load of 3.0%. Investors purchasing Class I Shares will not be charged a front end sales load. Holders of both Class A Shares and Class I Shares are referred to as "Shareholders".

The SEC has granted exemptive relief permitting the Fund to offer multiple classes of shares of beneficial interest. The Prospectus offers Class A Shares and Class I Shares. In the future, other classes of shares of beneficial interest of the Fund may be registered and included in the offering. Each additional class of Shares will have certain differing characteristics, particularly in terms of the sales charges that Shareholders in that class may bear, and the distribution or other fees that each class may be charged.

BOARD OF TRUSTEES

The Fund has a Board of Trustees (each member a "Trustee" and, collectively, the "Board of Trustees") that has overall responsibility for monitoring and overseeing the Fund's investment program and its management and operations. A majority of the Trustees are not "interested persons" (as defined by the 1940 Act) of the Fund or the Adviser. See "Management of the Fund."

THE ADVISER

FRM Investment Management (USA) LLC (the "Adviser" or "FRM") is a Delaware limited liability corporation, with its principal business address at 452 5th Avenue, 26th Floor, New York, NY 10018. FRM provides investment advisory services and sub-advisory services to U.S. and non-U.S. affiliated pooled investment vehicles (including private investment funds and closed-end funds). FRM is wholly-owned by Man Principal Strategies Corp ("MPS") which is ultimately controlled by Man Group plc. Man Group plc is listed on the London Stock Exchange, and provides investment management services for institutional and private investors globally. As of March 31, 2016, FRM had $XXX in assets under management.

The day-to-day portfolio management of the Fund is the responsibility of the Portfolio Manager of the Adviser ("Portfolio Manager"), Thomas N. Williams. The Portfolio Manager is subject to oversight by the Board of Trustees.

MANAGEMENT FEE

In consideration of the advisory and other services provided by the Adviser to the Fund, the Fund pays the Adviser a fee, accrued monthly and paid quarterly in arrears, of 0.225% (0.90% on an annualized basis) of the Fund's month end net asset value (the "Management Fee" ). The Management Fee is an expense paid out of the Fund's net assets and is computed based on the value of the net assets of the Fund as of the close of business on the last business day of each month (including any assets in respect of Shares that will be repurchased as of the end of the month). The Management Fee is in addition to the asset-based fees, usually 1-2% of net assets annually, and incentive fees/allocations, typically 10-20% of net profits earned, paid by the Private Investment Funds and indirectly paid by investors in the Fund. See "Management Fee."

The Adviser has agreed to waive and/or reimburse other expenses of the Fund ("Other Expenses") (excluding extraordinary expenses, any shareholder servicing fees and the following investment related expenses: foreign country tax expense and interest expense on amounts borrowed by the Fund) to the extent necessary in order to cap other expenses of the Fund's Class A Shares at X.XX% and the Fund's Class I Shares at 0.60%. The expense cap of the Fund will be in effect until August 1, 2017.

ADVISER PAYMENTS

The Adviser may pay additional compensation, out of its own funds and not as an additional charge to the Fund, to selected brokers, dealers or other financial intermediaries ("Intermediaries") for the purpose of introducing an RIA or Selling Agent to the Fund and/or promoting the recommendation of Shares of the Fund by an RIA or Selling Agent. Such payments are made quarterly by the Adviser. The payments made by the Adviser may be based on the net asset value of the Fund as determined by the Adviser. The amount of these payments is determined from time to time by the Adviser and may be substantial. Such additional compensation to the Intermediary will not exceed 0.075% of the average net asset value of the outstanding Shares beneficially owned over the applicable quarter (0.30% on an annualized basis) by clients of the RIA or Selling Agent by virtue of the efforts of such Intermediary.

SHAREHOLDER SERVICING FEE

The Fund pays the Administrator (as defined below), and the Administrator pays each broker-dealer that is a member of the Financial Industry Regulatory Authority ("FINRA") and enters into a Shareholder Servicing Agreement with the Administrator (collectively, "Service Agents"), a monthly shareholder servicing fee of 0.070833 (0.85% on an annualized basis) of the net asset value of the outstanding Class A Shares attributable to the clients of the Service Agent who are invested in the Fund through the Service Agent. The maximum aggregate Shareholder Servicing Fee payable by the Fund to the Administrator and all Service Agents (as set forth under the section "Shareholder Servicing Fee") will not exceed 4.9% of the aggregate offering proceeds of the offering of Class A Shares. In exchange for this fee the Service Agent will respond to Shareholder inquiries about the Fund, facilitate Fund communications with Shareholders, assist Shareholders in changing account designations or addresses, and assist Shareholders in processing repurchase requests.

FEES AND EXPENSES

The Fund bears all expenses incurred in the business of the Fund, including any charges and fees to which the Fund is subject as an investor in the Private Investment Funds. The Fund incurred organizational expenses and initial offering costs of $281,477, and is expected to incur additional expenses in establishing the Fund's Class A Shares. The Fund's initial offering costs were capitalized and amortized over the 12 month period ended December 31, 2014. The Fund also bears certain ongoing costs associated with the Fund's continuous offering of Shares (mostly printing expenses). The Private

Investment Funds will bear all expenses incurred in the business of the Private Investment Funds. See "Summary of Fees and Expenses" and "Fund Expenses."

ADMINISTRATOR

Atlantic Fund Administration, LLC (d/b/a Atlantic Fund Services) ("Atlantic" or "Administrator"), as Fund administrator, performs certain administration, accounting and investor services for the Fund. In consideration for these services, the Fund pays Atlantic a fee for services calculated based upon the average net assets of the Fund and reimburses certain of Atlantic's expenses. See "Management of the Fund — Administrator."

CUSTODIAN

J.P. Morgan Chase Bank, N. A. ("Custodian") serves as the custodian of the Fund. See "Management of the Fund — Custodian."

INDEMNIFICATION

Under the Fund's Declaration of Trust, the Fund has agreed to indemnify each member of its Board of Trustees and its officers (each such person hereinafter referred to as a "Fund Covered Person") against all liabilities and expenses, except with respect to any matter as to which a Fund Covered Person shall not have acted in good faith in the reasonable belief that such action was in the best interest of the Fund or, in the case of any criminal proceeding, as to which the Fund Covered Person shall have had reasonable cause to believe that the conduct was unlawful, and except that no Fund Covered Person shall be indemnified against any liability to the Fund or its Shareholders to which such Fund Covered Person would otherwise be subject by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of such Fund Covered Person's office. Upon certain conditions, the Fund shall advance expenses incurred by any Fund Covered Person in advance of the final disposition of any such action, suit or proceeding.

CONFLICTS OF INTEREST

The investment activities of the Adviser, the Investment Managers and their affiliates for their own accounts and other accounts they manage may give rise to conflicts of interest that may disadvantage the Fund. The Adviser's future investment activities, including the establishment of other investment funds, may give rise to additional conflicts of interest. See "Conflicts of Interest."

PURCHASE OF SHARES

The minimum initial investment in the Fund by an investor is $25,000. Additional investments in the Fund must be made in a minimum amount of $10,000. The minimum initial and additional investments may be reduced by the Fund with respect to certain individual investors or classes of investors (specifically, with respect to employees, officers or Trustees of the Fund, the Adviser or their affiliates). Additionally, the Fund may waive or reduce such minimum initial and additional investment amounts (as well as the application and funding deadlines described above) with respect to any investor funding its purchase of Shares with redemption proceeds from another fund sponsored, managed, or advised by the Adviser. The Fund will notify Shareholders of any changes in the investors that are eligible for such reductions.

The Fund accepts initial and additional purchases of Shares as of the first business day of each calendar month. Shares may be purchased as of the first business day of each month at the Fund's then current net asset value per Share, plus the applicable sales load for Class A Shares. The investor must submit a completed application form four business days before the applicable purchase date. All purchases are subject to the receipt of immediately available funds four business days prior to the applicable purchase date in the full amount of the purchase (to enable the Fund to invest the proceeds in Private Investment Funds as of the applicable purchase date). An investor who misses this deadline will have the effectiveness of its investment in the Fund delayed until the following month. Despite having to meet the application and funding deadlines described above, the Fund does not issue the Shares purchased (and an investor does not become a Shareholder with respect to such Shares) until the applicable purchase date, i.e., the first business day of the relevant calendar month. Consequently, purchase proceeds do not represent capital of the Fund, and do not become assets of the Fund, until such date.

Any amounts received in advance of the initial or subsequent purchases of Shares are placed in a non-interest-bearing account maintained by the Transfer Agent (as defined herein) prior to their investment in the Fund, in accordance with Rule 15c2-4 under the Securities Exchange Act of 1934, as amended. The Fund reserves the right to reject any purchase of Shares in certain limited circumstances (including, without limitation, when it has reason to believe that a purchase of Shares would be unlawful). Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned to the prospective investor. See "Other Risks — Possible Exclusion of a Shareholder Based on Certain Detrimental Effects."

EXCHANGE OF SHARES BETWEEN CLASSES

An investor may be permitted to exchange Shares between classes of Shares of the Fund (each a "Class" and collectively, the "Classes"), provided that, among other things, the investor's aggregate investment meets the minimum initial investment requirements in the applicable Class and that the Shares are otherwise available for offer and sale. When an individual investor cannot meet the initial investment requirements of the applicable Class, exchanges of Shares from one Class to the applicable Class may be permitted if such investor's investment is made by an intermediary that has discretion over the account and has invested other clients' assets in the Fund, which when aggregated together with such investor's investment, meet the initial investment requirements for the applicable Class. Investors will not be charged any fees by the Fund for such exchanges, nor shall any intermediary charge any fees for such exchanges. Ongoing fees and expenses incurred by a given Class will differ from those of other Classes, and an investor receiving new Shares in an exchange may be subject to higher or lower total expenses following such exchange. Exchange transactions will be effected only into an identically registered account. While exchange transactions will generally not be treated as a redemption for federal income tax purposes, investors should consult their tax advisors as to the federal, foreign, state and local tax consequences of an exchange. The Fund also reserves the right to revise or terminate the exchange privilege, limit the amount or number of exchanges or reject any exchange.

ELIGIBLE INVESTORS

Each investor will be required to certify that the Shares are being acquired directly or indirectly for the account of an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act. Investors who are "accredited investors" are referred to in this Prospectus as "Eligible Investors." Existing Shareholders seeking to purchase additional Shares will be required to qualify as "Eligible Investors" at the time of the additional purchase. Any RIA or Selling Agent who offers Shares may impose additional eligibility requirements for investors who purchase Shares through such RIA or Selling Agent.

INVESTOR SUITABILITY

An investment in the Fund involves a considerable amount of risk. A Shareholder may lose money. Before making an investment decision, a prospective investor should (i) consider the suitability of this investment with respect to the investor's investment objectives and personal situation and (ii) consider factors such as the investor's personal net worth, income, age, risk tolerance and liquidity needs. Prospective investors should be aware of how the Fund's investment objective and strategies fit into their overall investment portfolio, as the Fund is not designed to be, by itself, a well-balanced investment for any particular investor. The Fund is an illiquid investment. Investors have no right to require the Fund to redeem their Shares in the Fund. See "Other Risks — Closed-End Fund; Liquidity Risks."

VALUATION

Certain securities and other financial instruments in which the Private Investment Funds invest may not have a readily ascertainable market price and will generally be valued pursuant to policies and procedures adopted by the Investment Managers. In addition, the procedures approved by the Fund's Board of Trustees provide that the Adviser will review the valuations provided by the Investment Managers to the Private Investment Funds. However, neither the Adviser nor the Fund's Board of Trustees will be able to confirm independently the accuracy of valuations provided by the Investment Managers (which are unaudited). Accordingly, such valuations generally will be relied upon by the Fund. In addition, the net asset values or other valuation information received by the Adviser from the Private Investment Funds will typically be estimates only, subject to revision through the end of each Private Investment Fund's annual audit. See "Types of Investments and Related Risks — Risks of Fund of Hedge Funds Structure — Valuation."

UNLISTED CLOSED-END STRUCTURE; LIMITED LIQUIDITY AND TRANSFER RESTRICTIONS

The Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. To meet daily redemption requests, mutual funds are subject to more stringent regulatory limitations than closed-end funds.

A Shareholder will not be able to redeem his, her or its Shares on a daily basis because the Fund is a closed-end fund. In addition, with very limited exceptions, the Fund's Shares are not transferable and liquidity will be provided only through limited repurchase offers described below. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. See "Other Risks — Closed-End Fund; Liquidity Risks."

REPURCHASES OF SHARES BY THE FUND

No Shareholder has the right to require the Fund to redeem his, her or its Shares. The Fund may from time to time offer to repurchase Shares pursuant to written tenders by Shareholders, and each such repurchase offer will generally range from 5-20% of the net assets of the Fund. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board of Trustees, in its sole discretion. In determining whether the Fund should offer to repurchase Shares, the Board of Trustees will consider the recommendations of the Adviser as to the timing of such an offer, as well as a variety of operational, business and economic factors. The Adviser expects that, generally, it will recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders quarterly, with such repurchases to occur as of each March 31, June 30, September 30 and December 31 (or, if any such date is not a business day, on the immediately preceding business day). The Fund will repurchase Shares at the net asset value per Share as of the repurchase date (or, if any such date is not a business day, on the immediately preceding business day). Each repurchase offer will generally commence approximately 130 days prior to the applicable repurchase date.

If a repurchase offer is oversubscribed by Shareholders who tender Shares, the Fund will repurchase a pro rata portion of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law. The Fund also has the right to repurchase all of a Shareholder's Shares at any time if the aggregate value of such Shareholder's Shares is, at the time of such compulsory repurchase, less than the required minimum balance applicable for the Fund. In addition, the Fund has the right to repurchase Shares of Shareholders if the Fund determines that the repurchase is in the best interest of the Fund or upon the occurrence of certain events specified in the Fund's Agreement and Declaration of Trust.

The Fund is subject to certain Private Investment Funds' initial lockup periods beginning at the time of the Fund's initial investment in a Private Investment Fund, during which the Fund may not withdraw its investment. In addition, certain Private Investment Funds may at times elect to suspend completely or limit withdrawal rights for an indefinite period of time in response to market turmoil or other adverse conditions (such as those experienced by many hedge funds during the financial crisis). During such periods, the Fund may not be able to liquidate its holdings in such Private Investment Funds in order to meet repurchase requests. In addition, should the Fund seek to liquidate its investment in a Private Investment Fund that maintains a side pocket or special purpose vehicle created for the purpose of holding illiquid assets ("SPV"), the Fund might not be able to fully liquidate its investment without delay, which could be considerable. The Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in Private Investment Funds in a timely manner. See "Repurchases and Transfers of Shares — No Right of Redemption" and "— Repurchases of Shares."

SUMMARY OF TAXATION

The Fund expects to qualify, and to continue to qualify, as a RIC under Subchapter M of the Code. For each taxable year that the Fund so qualifies, the Fund is not subject to federal income tax on that part of its taxable income that it distributes to Shareholders. Taxable income consists generally of net investment income and any capital gains.

The Fund will distribute substantially all of its net investment income and gains to Shareholders. These distributions generally will be taxable as ordinary income to the Shareholder, except with respect to certain Private Investment Funds which issue reporting statements allowing capital gains to be passed through to the extent available. Shareholders not subject to tax on their income will not be required to pay tax on amounts distributed to them. The Fund will inform Shareholders of the amount and character of its distributions to Shareholders. See "Distribution Policy."

Subchapter M imposes strict requirements for the diversification of a fund's investments, the nature of a fund's income and a fund's distribution and timely reporting of income and gains. In order to satisfy these requirements, the Fund will generally invest its assets in Private Investment Funds organized outside the United States that are treated as corporations for U.S. tax purposes and are expected to be classified as passive foreign investment companies ("PFICs"). See "Tax Considerations."

ERISA PLANS AND OTHER TAX-EXEMPT ENTITIES

Investors subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and other tax-exempt entities, including employee benefit plans, individual retirement accounts (each, an "IRA"), and 401(k) and Keogh Plans may purchase Shares. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund are not considered to be "plan assets" of the ERISA Plans investing in the Fund for purposes of ERISA's fiduciary responsibility and prohibited transaction rules. Thus, the Adviser is not a fiduciary within the meaning of ERISA with respect to the assets of any ERISA Plan that becomes a Shareholder, solely as a result of the ERISA Plan's investment in the Fund. See "ERISA Considerations."

REPORTS TO SHAREHOLDERS

The Fund furnishes to Shareholders, as soon as practicable after the end of each taxable year, information on Form 1099 as is required by law to assist the Shareholders in preparing their tax returns. The Fund does not currently anticipate that potential delays in Investment Manager reporting will delay reports to Shareholders. The Fund prepares, and transmits to Shareholders, an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. Shareholders also are sent reports on at least a monthly basis regarding the Fund's operations and performance during each month. The Fund's fiscal year end is March 31.

TERM

The Fund's term is perpetual unless the Fund is otherwise terminated under the terms of the Fund's organizational documents.

RISK FACTORS

An investment in the Fund involves a high degree of risk. These risks include the following:

•investing in the Fund can result in loss of capital, up to the entire amount of a Shareholder's investment

•investing in a fund that has a limited operating history and whose Investment Managers with which the Fund invests, in some cases, may be newly organized with limited operating histories upon which to evaluate their performance

•investing in a fund where the Private Investment Funds in which the Fund invests may invest their assets in securities for which trading activity may be dramatically impaired or cease at any time (whether due to general market turmoil, problems experienced by a single issuer or market sector or other factors)

•investing in a fund whose performance depends upon the performance of the Investment Managers and selected strategies, the adherence by such Investment Managers to their selected strategies, the instruments used by such Investment Managers and the Adviser's ability to select Investment Managers and strategies and effectively allocate Fund assets among them

•investing in a fund that may borrow money (i.e., incur leverage) to make investments in Private Investment Funds and/or incur leveraged exposure via the use of derivatives, which may increase the volatility of the Fund

•investing in a fund whose underlying Private Investment Funds may also incur leverage (whether via borrowing money or utilizing derivatives) for investment or other purposes, which may increase the volatility of the Private Investment Funds

•investing in a fund where the Investment Managers may sell securities held by Private Investment Funds short, which involves the theoretical risk of unlimited loss because of increases in the market price of the security sold short

•investing in a fund where the underlying Private Investment Funds' investment activities may be adversely affected by regulatory changes and/or restrictions (such as those relating to short selling) that may be imposed at any time

•investing in a fund where the Investment Managers may invest the Private Investment Funds' assets in securities of non-U.S. issuers, including those located in emerging markets, and where the Fund may invest in Private Investment Funds that may be denominated in non-U.S. currencies, thus exposing the Fund to various risks that may not be applicable to U.S. securities

•investing in a fund where the Investment Managers may change their investment strategies (i.e., may experience style drift) at any time

•investing in a fund where the Investment Managers may invest the Private Investment Funds' assets in restricted and illiquid securities

• investing in a fund where the Investment Managers may invest the Private Investment Funds' assets in equity securities without limitation as to market capitalization, such as those issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements

•investing in a fund where the Investment Managers may charge investors in the Private Investment Funds, such as the Fund, asset-based fees, typically 1-2% of net assets annually, and incentive fees/allocations of generally 10%-20% of a Private Investment Fund's net profits earned, which incentive fees/allocations may create incentives for Investment Managers to make investments that are riskier or more speculative than in the absence of these fees

•investing in a fund where an Investment Manager may focus on a particular industry or industries, which may subject the Private Investment Fund, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries

•investing in a fund where a Private Investment Fund's assets may be invested in a limited number of securities, which may subject the Private Investment Fund, and thus the Fund, to greater risk and volatility than if investments had been made in a larger number of securities

•investing in illiquid securities of an unlisted closed-end fund, which are not listed on any securities exchange or traded in any other market and are subject to substantial restrictions on transfer

•investing in a fund where the Investment Managers may use derivatives for hedging and non-hedging purposes of the Private Investment Funds

•investing in a fund where the Private Investment Funds' returns may exhibit greater correlations among each other and/or with fixed income or equity indices than anticipated by the Adviser, especially during times of general market turmoil such as that experienced during the financial crisis

•investing in a fund whose Adviser and Investment Managers may have conflicts of interest

•investing in a non-diversified fund that may allocate a higher percentage of its assets to the securities of any one issuer than if it were a diversified fund

•investing in a fund that intends to qualify as a RIC under the Code and may be subject to tax liabilities if it fails to so qualify

•investing in a fund that will be subject to certain risks associated with its strategy of investing in passive foreign investment companies ("PFICs")

•investing in a fund that is subject to, and invests in Private Investment Funds that are subject to, risks associated with legal and regulatory changes applicable to financial institutions generally or hedge funds such as the Private Investment Funds in particular

Because the Fund invests in Private Investment Funds, investors are subject to additional risks, including:

•investing in a fund whose underlying Private Investment Funds will not be registered as investment companies under the 1940 Act, and, therefore, the Fund, as an investor in such Investment Funds, and thus the Shareholders, as indirect investors in such Private Investment Funds, will not be able to avail themselves of 1940 Act protections

•investing in a fund whose investors may not have complete information about the Private Investment Funds or Investment Managers, and who will have no recourse against Private Investment Funds or their Investment Managers

•investing in a fund whose investments in certain underlying Private Investment Funds may be subject to initial lock-up periods during which the Fund may not withdraw its investment

•investing in a fund where certain underlying Private Investment Funds may at times elect to suspend completely or limit withdrawal rights for an indefinite period of time, possibly requiring the Fund to suspend or postpone repurchase offers if the Fund is not able to dispose of its interests in Private Investment Funds in a timely manner

•investing in a fund that may not be able to invest in certain Private Investment Funds that are oversubscribed or closed or that may only be able to allocate a limited amount of assets to a Private Investment Fund that has been identified as an attractive opportunity

•investing in a fund whose investors will bear the operating expenses of the Fund, as well as two layers of asset-based fees and expenses—one at the Fund level and one at the Private Investment Fund level—and incentive fees/allocations at the Private Investment Fund level

•investing in a fund that may at times have a negative return, but that may at the same time (as an investor in an underlying Private Investment Fund) be compensating the Investment Manager of the relevant Private Investment Fund in which the Fund invests for the positive performance of the relevant Private Investment Fund, in the form of asset-based fees, incentive fees/allocations and other expenses

•investing in a fund where the Investment Managers make investment decisions independent of the Adviser and each other, which may result in the pursuit of opposing investment strategies or result in performance that correlates more closely with broader market performance

• investing in a fund many of whose assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate

•investing in a fund that invests in Private Investment Funds that may hold a portion of their assets in "side pockets" or "SPVs" (i.e., a sub-account or separate vehicle established by a Private Investment Fund in which certain assets (which generally are illiquid and/or hard to value) are held and segregated from the other assets of the Private Investment Fund until some type of realization event occurs), which may further restrict the liquidity of the Fund's investments in such Private Investment Funds, and thus the Shareholders' investments in the Fund

•investing in a fund that, upon its redemption of all or a portion of its interest in a Private Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value

•investing in a fund that may not be able to vote to the fullest extent on matters that require the approval of the investors of an underlying Private Investment Fund, including a matter that could adversely affect the Fund's investment in such a Private Investment Fund

•investing in a fund that invests in Private Investment Funds which may have operational weaknesses or other problems that may not be detected by the Adviser's due diligence conducted on the Private Investment Funds and their Investment Managers

•investing in a fund that invests in Private Investment Funds located outside of the U.S. and thus may be subject to withholding taxes in such jurisdictions, which may reduce the Fund's, and thus the Shareholders', return

Accordingly, the Fund should be considered a speculative investment and entails substantial risks, and a prospective investor should invest in the Fund only if it can sustain a complete loss of its investment. See "Types of Investments and Related Risks."

SUMMARY OF FEES AND EXPENSES

The following table illustrates the fees and expenses that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly.

TRANSACTION FEES [1]	Class A Shares	Class I Shares
Maximum sales load (percentage of purchase amount)	3.00%	None
Maximum redemption fee	None	None

ANNUAL FUND EXPENSES (as a percentage of the Fund's net assets) [2]
Management Fee	0.90%	0.90%
Acquired Fund Fees and Expenses [3]	X.XX%	X.XX%
Other Expenses [4]	0.56%	0.56%
Total Annual Fund Expenses	1.49%	1.49%
Less Fee Waiver and Expense Reimbursement [5]	0.04%	0.04%
Annual Net Expenses	1.53%	1.53%

EXAMPLE:

You would pay the following fees and expenses on a $1,000 investment, assuming a 5% annual return:†

1 year††	3 years††	5 years††	10 years††
$XX	$XX	$XX	$XX

Actual expenses may be greater or lesser than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the Example.

________________

†	On an investment of $25,000 the Example would be as follows:

EXAMPLE:

You would pay the following fees and expenses on a $25,000 investment, assuming a 5% annual return:

1 year††	3 years††	5 years††	10 years††
$XX	$XX	$XX	$XX

________________

††	Expenses reflect the initial term of a fee waiver and expense reimbursement agreement on the part of the Adviser, as set forth below.
[1]	Generally, the minimum initial investment by an investor in the Fund is $25,000, which minimum may be reduced for certain investors. Investors purchasing Class A Shares may be charged a sales load of up to 3.00% of the investor's subscription. The table assumes the maximum sales load is charged. A Selling Agent may, in its discretion, waive the sales load for certain investors.
[2]	The Annual Fund Expenses for Class A Shares are estimated, and will vary depending on the number of Shares sold.

[3]	The Acquired Fund Fees and Expenses include the operating expenses, trading expenses and performance-based incentive fees/allocations of the Private Investment Funds in which the Fund plans to invest. The operating expenses consist of management fees, administration fees, professional fees (i.e., audit and legal fees), and other operating expenses. The trading expenses primarily consist of interest and dividend expenses and brokerage commissions, which are the byproduct of leveraging or hedging activities employed by the Private Investment Funds' managers in order to enhance investor returns. The information used to determine the Acquired Fund Fees and Expenses is generally based on the most recent shareholder reports received from the respective Private Investment Funds or, when not available, from the most recent communication from the Private Investment Funds. The agreements related to investments in Private Investment Funds provide for compensation to the Private Investment Funds' managers/general partners in the form of management fees generally ranging from 1.0% to 2.0% annually of net assets and performance incentive fees/allocations are generally 10 to 20% of net profits earned. Fees and expenses of Private Investment Funds are based on historic fees and expenses. Future Private Investment Funds' fees and expenses may be substantially higher or lower because certain fees are based on the performance of the Private Investment Funds, which may fluctuate over time. The Acquired Fund Fees and Expenses are not subject to the Fund's expense cap. See below for the breakdown of the Acquired Fund Fees and Expenses:

Operating Expenses	X.XX%
Trading Expenses	X.XX%
Management Fees	X.XX%
Incentive Fees/Allocations	X.XX%
Total Acquired Fund Fees and Expenses	X.XX%

[4]	Other Expenses include professional fees and other expenses, including, without limitation, the Fund's Shareholder Servicing Fee. Shareholder Servicing Fees are payable at the annual rate of 0.85% with respect to the Fund's Class A Shares. See "Shareholder Servicing Fee."
[5]	The Adviser has agreed to waive and/or reimburse Other Expenses of the Fund (other than extraordinary expenses, any shareholder servicing fees and the following investment related expenses: foreign country tax expense and interest expense on amounts borrowed by the Fund) to the extent necessary in order to cap other expenses of the Fund's Class A Shares at X.XX% and the Fund's Class I Shares at 0.60%. The expense cap of the Fund will be in effect until August 1, 2017. "Extraordinary Expenses" are expenses incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceedings and indemnification expenses. For a period of five years subsequent to the Fund's commencement of operations, the Adviser may recover from the Fund expenses reimbursed during the prior three years if the Fund's other expenses, including the recovered expenses, falls below the expense cap. Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement will increase if the Advisor recouped an amount previously waived or reimbursed pursuant to a contractual waiver.

The purpose of the table above is to assist investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. For a more complete description of the various fees and expenses of the Fund, see "Fund Expenses," "Management Fee" and "Purchases of Shares."

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund's financial performance since the inception of the Fund's Class I Shares. Certain information reflects financial results for a single Class I Share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Fund's Class I Shares, assuming reinvestment of all dividends and distributions. This information for the period January 1, 2014 (commencement of operations) through March 31, 2014 was audited by Rothstein Kass, the fund's previous independent registered public accounting firm. The information for the periods ended March 31, 2016 and March 31, 2015 have been audited by Auditor, the Fund's current independent registered accounting firm, whose report, along with the Fund's financial statements, are included in the annual report dated March 31, 2016 and March 31, 2015, which reports are available upon request. No information is shown for Class A Shares, which have not commenced operations.

PINE GROVE ALTERNATIVE INSTITUTIONAL FUND

FINANCIAL HIGHLIGHTS

These financial highlights reflect selected data for a Class I Share outstanding throughout each period.

	Year Ended March 31, 2016		Year Ended March 31, 2015	January 1, 2014(a) through March 31, 2014
NET ASSET VALUE, Beginning of Period	$ x,xxx.xx		$ 1,028.21	$ 1,000.00
INVESTMENT OPERATIONS
Net investment loss (b)	xx.xx		(15.34)	(3.82)
Net realized and unrealized gain	xx.xx		14.17	32.03
Total from investment operations	x.xx		(1.17)	28.21

DISTRIBUTIONS TO SHAREHOLDERS FROM:
Net investment income	xx.xx		(19.20)	-
Realized gains	x.xx		(0.36)	-
Total distributions to shareholders	xx.x		(19.56)	-

NET ASSET VALUE, End of Period	$ x,xxx.xx		$ 1,007.48	$ 1,028.21

TOTAL RETURN	x.xx	%	(0.11)%	2.82	%(c)

RATIOS/SUPPLEMENTARY DATA
Net Assets at End of Period (000's omitted)	$ xx,xxx		$ 93,817	$ 58,265
Ratios to Average Net Assets:
Net investment loss (e)	x.xx	%	(1.50)%	(1.50	)%(d)
Net expense (e)	x.xx	%	1.50%	1.50	%(d)
Gross expense (e)(f)	x.xx	%	1.78%	2.36	%(d)
PORTFOLIO TURNOVER RATE	xx	%	39%	3	%(c)

(a)	Commencement of operations.
(b)	Calculated based on average shares outstanding during each period.
(c)	Not annualized.
(d)	Annualized.
(e)	Does not include the expenses of other Private Investment Funds in which the Master Fund invests.
(f)	Reflects the expense ratio excluding any expense reimbursements by Investment Adviser.

THE FUND

The Fund, which is registered under the 1940 Act as a non-diversified, closed-end management investment company, was organized as a Delaware statutory trust on June 21, 2013. The Fund commenced operations on January 1, 2014. The Fund's principal office is located at 452 5th Avenue, 26th Floor, New York, NY 10018, and its telephone number is (908) 273-6321. Investment advisory services are provided to the Fund by the Adviser pursuant to the Investment Advisory Agreement. Responsibility for monitoring and overseeing the Fund's investment program and its management and operation is vested in the individuals who serve on the Board of Trustees. See "Management of the Fund - Board of Trustees."

USE OF PROCEEDS

The proceeds from the sale of Shares, net of the Fund's fees and expenses, are generally invested by the Fund to pursue its investment program and objectives as soon as practicable (but not in excess of six months), consistent with market conditions and the availability of suitable investments, after receipt of such proceeds by the Fund. See "Types of Investments and Related Risks — Risks of Fund of Hedge Funds Structure — Investment Managers May Have Limited Capacity to Manage Additional Fund Investments" for a discussion of certain limitations applicable to the Fund's ability to make investments in Private Investment Funds. See also "Other Risks — Availability of Investment Opportunities" for a discussion of the timing of Private Investment Funds' subscription activities, market conditions and other considerations relevant to the timing of the Fund's investments generally.

The Fund will pay the Adviser the full amount of the Management Fee during any period prior to which any of the Fund's assets (including any proceeds received by the Fund from the offering of Shares) are invested in Private Investment Funds.

STRUCTURE

The Fund is a specialized investment vehicle that combines many of the features of an investment fund not registered under the 1940 Act, often referred to as a "private investment fund," with those of a registered closed-end investment company. Private Investment Funds, such as hedge funds, are commingled asset pools that may engage in a wide variety of investment strategies including, among others, leverage, short selling and derivative transactions. Private Investment Funds typically offer their securities privately without registration under the 1933 Act in large minimum denominations (often at least $1 million) to a limited number of high net worth individual and institutional investors. Private Investment Funds are excluded from the definition of "investment company," and hence are not registered as investment companies, under the 1940 Act. The managers or investment advisers of these funds are usually compensated through both asset-based fees and incentive-based fees/allocations. Registered closed-end investment companies are typically organized as corporations, business trusts, limited partnerships or limited liability companies that generally are managed more conservatively than most private investment funds due to certain requirements imposed by the 1940 Act and, with respect to those registered closed-end investment companies that qualify as RICs under the Code, Subchapter M of the Code. These registered companies often impose relatively modest minimum investment requirements (such as $2,000 or less) and publicly offer their shares to a broad range of investors, in contrast to the higher minimum investment amounts and limited range of investors which, as set forth above, characterize the offerings of private investment funds' securities. The advisers to registered closed-end investment companies are typically compensated through asset-based fees.

The Fund is similar to a private investment fund in that it is actively managed and Shares are sold in relatively large minimum denominations to high net worth individual and institutional investors. In addition, the Investment Managers are typically entitled to receive incentive-based compensation. Unlike many private investment funds, however, the Fund, as a registered closed-end investment company, can offer Shares without limiting the number of Eligible Investors that can participate in its investment program. The structure of the Fund was designed to permit sophisticated investors that have a higher tolerance for investment risk to participate in an alternative investment program without making the more substantial minimum capital commitment that is required by many private investment funds and without subjecting the Fund to the limitations on the number of Eligible Investors faced by many of those funds.

INVESTMENT PROGRAM

Investment Objective

The Fund seeks long-term capital appreciation. The Fund seeks to achieve its investment objective by generating attractive long-term risk-adjusted returns as compared to those offered by traditional public equity and fixed income markets. The Fund seeks to accomplish its objective by investing substantially all its assets in investment funds, often referred to as hedge funds ("Private Investment Funds"), managed by unaffiliated third-party investment managers ("Investment Managers") that specialize in a variety of investment strategies and types of investments. The Fund intends to diversify its investment exposure by investing in Private Investment Funds, which focus their investment in one of the following two ways: (i) by utilizing hedged investment strategies; and (ii) by investing in instruments that have equity-like risk and return, but which generally do not involve direct investment in a stock market. The hedging investment strategies include, but are not limited to, hedged credit, convertible arbitrage, long/short equity (low net exposure) and merger arbitrage. The non-market equity investments include, but are not limited to, distressed securities, mortgage-backed and other asset-backed instruments, high-yield debt instruments, private investments, corporate restructurings, post-reorganization equities, liquidations and fixed income instruments.

Strategies that seek to generate attractive long-term risk-adjusted returns as compared to those offered by traditional public equity and fixed income markets are some sometimes referred to as "alternative" investment strategies. These strategies are in contrast to the investment programs of "traditional" registered investment companies, such as mutual funds. "Traditional" investment companies are generally characterized by long-only investments and limits on the use of leverage. Because Private Investment Funds pursuing alternative investment strategies (whether hedged or unhedged) are often described as "hedge funds," the Fund's investment program can be broadly referred to as a fund of hedge funds.

In selecting Private Investment Funds, the Adviser does not follow a rigid asset allocation policy, but instead invests in a wide variety of Private Investment Funds managed by Investment Managers specializing in a wide variety of investment strategies. The Fund is designed not only to utilize Investment Managers whom the Adviser believes will enable the Fund to achieve its investment objective but also to deploy and redeploy investment capital within a range of investment strategies which the Adviser regards as likely to provide favorable profit opportunities in changing economic environments. The Adviser aims to generate attractive long-term risk-adjusted returns as compared to those offered by traditional public equity and fixed income markets.

Investment Philosophy

The Fund employs a "multi-manager" approach to invest in a wide variety of Private Investment Funds managed by Investment Managers specializing in a diversified selection of investment strategies. This approach gives Fund investors access to multiple investment strategies that, in aggregate, seek to generate attractive long-term risk-adjusted returns as compared to those offered by traditional public equity and fixed income markets.

The two primary methods the Fund employs in seeking to achieve its investment objective by investing in Private Investment Funds are hedged investing and diversification of investment exposure.

Hedged investing generally attempts to reduce or eliminate exposure to market risk. Most assets have two components to their price. One component depends on the level of the relevant market (the stock market for stocks and the bond market for bonds, etc.), and the other component depends on characteristics of the particular asset (such as how well a company is managed in comparison to similar companies in the same industry). In hedged investing, sometimes referred to as "low exposure" investing, judgments about the pricing relationship between securities are made, rather than judgments about the overall level or direction of markets. This type of strategy allows an Investment Manager to take a position that seeks to expose the Fund to non-market factors and potentially avoid exposure to some market factors. For example, a hedged investing transaction would be to own securities that an Investment Manager judges to be undervalued while also selling short assets that have a similar market risk. Typically the assets sold short would be assets that the Investment Manager judges to be overvalued, but the assets shorted could also be fairly valued. The important characteristic of the short position is that its price is driven to a large extent by the same market factor as the long position. Examples of market factors would be the U.S. stock market, as measured by a major index, for equity strategies in the U.S. and the U.S. bond markets, as measured by a major bond index, for fixed income strategies in the U.S. If an Investment Manager is able to correctly identify undervalued and overvalued instruments, and hedge properly, changes in the level of the market, barring extreme market movements, will likely not have a significant effect on the Investment Manager's position, potentially allowing a market neutral hedging strategy to achieve capital appreciation in either up or down markets.

The Fund seeks to diversify its investment exposure by allocating assets to a variety of Private Investment Funds to seek to alter the pattern of returns and hence the volatility of its portfolio, pursuant to modern portfolio theory. For example, according to modern portfolio theory, if two assets have the same expected return but the return is earned in different time periods, an investor can combine the two assets in a portfolio with the result that the portfolio will have a more stable pattern of returns than would each asset viewed separately and still with the same expected return. The Fund intends to diversify its investment exposure by investing in Private Investment Funds which focus their investments in one of the following two ways: (i) by utilizing hedged investment strategies; and (ii) by investing in instruments that have equity-like risk and return, but which generally do not involve direct investment in a stock market ("non-market equity investments"). The hedging investment strategies, include, but are not limited to, hedged credit, convertible arbitrage, long/short equity (low net exposure) and merger arbitrage. The non-market equity investments include, but are not limited to, distressed securities, mortgage-backed and other asset-backed instruments, high-yield debt instruments, private investments, corporate restructurings, post-reorganization equities, liquidations and fixed income instruments. Non-market equity investments are not traditional long-term common stock investments, but they have risks similar to those of equity securities. With such securities, the holder can have a significant profit or loss depending on the movement of markets and of the securities itself. The principal attraction of these investments is that their movements are expected not to necessarily coincide with those of other equity investments. This low-correlation is designed to potentially provide reduced volatility of the Private Investment Funds and thus the Fund's overall portfolio, without necessarily reducing the expected return of the Private Investment Funds, and thus the Fund.

Investment Strategies

The Adviser intends to invest the assets of the Fund in Private Investment Funds which employ diverse investment strategies and styles including, but not limited to, the following:

Credit & Special Situations - Credit strategies refer to any strategies that utilize credit related securities such as various fixed income instruments and derivative instruments such as credit default swaps. Common credit strategies include distressed investing and hedged credit. Distressed Securities strategies invest in companies affected by an adverse financial or operating situation such as bankruptcies, debt restructuring, over levered balance sheets, corporate reorganizations, poor operating results and the distressed sale of assets. An Investment Manager will invest in distressed securities believed to be selling at a price below the value of such securities after a reorganization or liquidation of the company. At times, the distressed Investment Manager may take an active role in creditor committees during the bankruptcy or reorganization process to work towards a favorable outcome for the securities being held. Depending on the Investment Manager's style, investments may be made in bank debt, corporate debt, trade claims, common stock, preferred stock and/or warrants. Returns from Distressed Securities strategies are usually dependent on the outcome of the bankruptcy or reorganization process. Hedged credit strategies attempt to exploit pricing inefficiencies between similarly structured credit sensitive securities of different issuers. For example, although the bonds of two different companies may have comparable duration, coupon rates and credit ratings, one bond may trade at a premium to the other. Generally, credit instruments used may include loans, bonds and credit default swaps. A variety of hedging techniques are employed to reduce certain risks, including interest rate and credit risk. An Investment Manager would look to exploit the pricing discrepancy by buying the undervalued security and shorting the overvalued security, expecting to make a profit as the prices of the two securities begin to converge. Investment Managers employing a Special Situations strategy generally utilize distressed-type analysis in order to analyze companies that are not in bankruptcy but are undergoing other event driven transactions such as restructurings, turnarounds and spin-offs. In addition, the securities used in Special Situations strategies tend to be more liquid than those used by pure Distressed Securities Investment Managers.

Distressed Securities Arbitrage - Distressed securities arbitrage involves acquiring the securities or obligations of financially troubled companies at a discount, including those of companies involved in bankruptcy proceedings, reorganizations or liquidation, for the purpose of realizing a spread or gain upon the conclusion, success or perceived success of the bankruptcy proceedings, reorganizations or liquidations.

Capital Structure Arbitrage - Investment Managers employing capital structure arbitrage strategy invest both long and short in the securities within a given company's capital structure. Investment Managers implementing this strategy often establish long positions in senior or secured debt instruments that trade at a discount to intrinsic value or close to fair value and establish simultaneous short positions in subordinated debt or equity securities deemed to be overvalued relative to the senior debt.

Flexible Long/Short Hedged Strategies - Hedged strategies maintain both long and short equity or debt positions in order to moderate risk exposure and simultaneously benefit from trends in an individual security, a market sector or the market as a whole. Hedged strategies may also involve the use of options, financial futures and other financial instruments or derivatives in implementing trading methodologies.

Convertible Securities Arbitrage - In convertible securities arbitrage, offsetting positions are taken in convertible securities and the equity or debt security into which the convertible securities can be converted, in an attempt to profit from price differentials between the two. Convertible securities include bonds, preferred stocks, options, warrants and other securities that may be converted, generally into common stock. Profit opportunities exist in such arbitrage strategies because the market periodically misprices certain convertible securities in relation to the underlying stock. Evaluating convertible securities involves a complex analysis of factors such as prevailing interest rates, dividend pay-out levels, the remaining length of the conversion period and the credit standing of the issuer.

Fundamental Equity Market Neutral - Certain Private Investment Funds have stock selection methods based on analytical and statistical analysis. They offer a relative value product by buying a diversified basket of stocks that the model selects as undervalued and selling short a diversified basket of stocks which the model selects as overvalued. The two baskets are chosen to maximize expected return and minimize expected risk. Since these are, at least to some extent, opposing goals, a compromise is necessary. Frequently, Private Investment Funds explicitly or implicitly attempt to maximize some function of these two variables, such as the Sharpe ratio ((expected return minus riskless rate)/(standard deviation of return)). Other Private Investment Funds employ similar strategies which are roughly market and sector neutral but make no attempt to eliminate all market or sector risk or to hedge individual positions against company risk.

Global Long/Short Equity - Long/Short Equity Investment Managers combine a portfolio of long equity positions with a portfolio of short equity positions. Long equity positions are expected to appreciate in value and short equity positions are expected to decrease in value. An Investment Manager can look to add value on both the long and short positions, or can simply use a short position to hedge market exposure by shorting a security or index which has a high degree of correlation to the portfolio's long positions. Investment Managers may be anywhere from net long to net short depending on market conditions, and generally increase net exposure when markets are expected to rise and decrease net exposure when markets are expected to fall. Strategies are generally value oriented and may invest in equities across the market capitalization spectrum and across multiple countries and regions, including emerging markets. Investment Managers may take long positions in securities believed to be undervalued and may take short positions in securities believed to be overvalued. In the event that the perceived mispricings underlying one or more Investment Managers' trading positions were to fail to converge toward, or were to diverge further from, relationships expected by such Investment Managers, the Fund may incur significant losses.

Mortgage Arbitrage - A mortgage arbitrage investment strategy focuses on mortgage-backed securities ("MBS") and their related derivatives. Investment Managers typically take a long position on a MBS and short a government bond of similar maturity.

Merger or "Risk" Arbitrage - Merger arbitrage involves acquiring securities of companies, which are potentially subject to a merger, acquisition, exchange offer, tender offer or reorganization, with the expectation that profits will result from the spread between the price at which a position can be purchased — generally discounted primarily to reflect the possibility that the transaction may not occur — and the amount that will be realized when the transaction is consummated.

Event Driven, Multi-Strategy & Arbitrage - Event driven investing is also referred to as corporate life cycle investing and focuses on opportunities created by transactional events such as spin-offs, consolidations, mergers and acquisitions, liquidations, recapitalization, bankruptcies and other significant corporate transactions. Event driven strategies analyze these transactions in order to predict the outcome and commit capital in a way that benefits from that outcome. Event driven strategies are broad in scope and employ a diverse set of securities including common and preferred stock, debt securities, warrants, stubs and derivatives. More focused event driven type strategies include merger arbitrage, distressed securities and credit/special situations. The success of the strategy primarily relies on the accurate assessment of the outcome and timing of the transactions and the proper deployment of capital. Multi-strategy Investment Managers may engage in a variety of these investment strategies.

Emerging Markets - Emerging market investments include equity and debt instruments of companies located in developing countries worldwide, whose securities are traded on established securities markets, either offshore, or within the United States.

Private Investments - Private investment strategies involve purchasing common stock or securities convertible into common stock in unregistered private transactions or pursuant to offshore transactions. The securities purchased may be offered for sale by both U.S. issuers and non-U.S. issuers. Because the securities are illiquid, the investment strategy generally includes an exit strategy or other plan to create liquidity within a relatively short period of time following closing of the transaction. This is typically accomplished through an arrangement under which the issuer is required to register the common stock issued, or that is issuable upon conversion of the convertible securities, within an agreed-upon period of time following the private placement. Where restricted common stock is purchased directly, it typically will be purchased at a discount from the price at which shares of the common stock are then trading in the public markets. The convertible securities similarly are generally convertible into common stock at a discount from the price at which shares of the common stock are trading in the public market at the time of conversion. However, each position, while having an imbedded or anticipated discount, is still subject to the risk of a thin or nonexistent trading market and to risk of insolvency of the issuer.

Selection of Private Investment Funds and Investment Managers

The Adviser is responsible for the allocation of assets to various Private Investment Funds, subject to policies adopted by the Board of Trustees. The Adviser employs a "multi-manager" approach and invests in a wide variety of Private Investment Funds managed by Investment Managers specializing in diversified selection of investment strategies. The Adviser attempts to select individual Investment Managers that offer a variety of different skills in an effort to further balance the Fund's investment portfolio and achieve the Fund's investment objectives. The Adviser considers a number of factors in selecting Investment Managers, including the Investment Manager's basic investment strategy and policies; reputation; prior performance; use of fundamental analysis and other analytical methods; use of leverage and other techniques; and trading acumen. On an ongoing basis, the Adviser conducts similar, periodic reviews with respect to Private Investment Funds in which the Fund has invested.

Private Investment Funds and Investment Managers will be chosen in a manner which, in the opinion of the Adviser, meets the objectives of the Fund. The Adviser seeks to allocate the Fund's assets among Private Investment Funds and Investment Managers so as to reduce risks associated with losses produced by such strategies and errors of the Investment Managers implementing them. Criteria for choosing an Investment Manager typically include, but are not limited to:

1.the appropriateness of a Private Investment Fund's strategy to the objectives of the Fund;

2.the risks of a strategy and the method used to implementing it;

3.the amount of the Investment Manager's own assets under management;

4.the Investment Manager's skill in implementing its strategy;

5.the Investment Manager's past experience, particularly during adverse market conditions;

6.the Investment Manager's reputation;

7.the Investment Manager's financial and risk controls;

8.terms of the agreement between the Investment Manager and investors (including fees and allocation of profits and expenses, and rights to redeem);

9.estimated capacity of the strategy (i.e. the amount of money which can be invested in the strategy or by the Investment Manager without increasing risk or reducing return to unacceptable levels);

10.the willingness or ability of the Investment Manager to accept new investments; and

11.whether the amount which the Fund wishes to invest is above the Investment Manager's minimum investment at the time when the Fund has available funds and the Investment Manager can accept them.

The foregoing criteria reflect various factors, all or many of which may be present with respect to any particular investment. In addition, there may be other criteria that the Adviser may, from time to time, consider when making investment decisions.

The Adviser only considers Private Investment Funds that it deems to be sufficient to potentially compliment the Fund's investment strategies and objectives. The Adviser typically meets or converses with and performs initial due diligence on approximately 100-150 potential Private Investment Funds per year. The Adviser expects that it will find only a few of these potential Private Investment Funds to be sufficiently interesting to warrant further review after the initial analysis. For the few Private Investment Funds that the Adviser considers likely to generate superior, risk-adjusted returns consistent with the Fund's investment objectives, the Adviser then performs further due diligence. This due diligence process typically includes meetings with the Investment Manager to seek to understand the Investment Manager's investment strategy, investment philosophy and portfolio construction procedures. Through this due diligence process, the Adviser seeks to identify the types of securities and other instruments held or techniques utilized and to confirm the presence of, and adherence to, an investment and risk control process. The due diligence process also typically includes quantitative analysis of the investment strategy, including an analysis of past performance history and risk factors. The few Private Investment Funds that satisfactorily pass the additional due diligence are then subjected to a final round of due diligence before the Adviser adds a Private Investment Fund to its list of approved Private Investment Funds for the Fund to potentially invest in at the Adviser's discretion. The final due diligence generally involves an investigation or analysis of:

1.the operational and legal structure of the Private Investment Fund;

2.the background of the Investment Manager

3.the Investment Manager's fee structure;

4.the depth and quality of the Investment Manager's organization;

5.the legal terms and conditions of the Private Investment Fund's governing documents;

6.the potential for developing and maintaining a long-term relationship with the Investment Manager; and

7.the likely alignment of interests between the Private Investment Fund, its Investment Manager and the Fund.

The Adviser's personnel have extensive experience and have evaluated numerous Private Investment Funds investing in a variety of instruments and utilizing various investment strategies. For a more complete description of the experience of the personnel of the Adviser who are principally responsible for the management of the Fund, see "The Adviser."

Oversight of Investment Managers

The Fund monitors Investment Managers and their Private Investment Funds on a regular basis. The Adviser generally speaks with Investment Managers on at least a quarterly basis, but often monthly, to review their performance and positioning and meets with the Investment Managers personally at least annually. Performance and risk is monitored and reviewed on an ongoing basis, with each Investment Manager and Private Investment Fund being compared to similar funds and the overall market. The Adviser also utilizes its investment acumen and extensive network of contacts in the industry to assist in evaluating certain events or trends, whether within a market sector or strategy or as to a particular Private Investment Fund or Investment Manager.

Traditional registered investment companies, such as mutual funds, generally are subject to significant regulatory restrictions in designing their own investment strategies relating to the use of leverage and the ability to sell securities short. As a registered investment company, the Fund will be subject to such restrictions. By contrast, private, unregistered investment funds, such as the Private Investment Funds in which the Fund invests, are not subject to many of these limitations. The Adviser believes that the Fund's strategy of investing substantially all of its assets in these types of Private Investment Funds creates opportunities to participate in alternative methods of investing that may earn attractive risk-adjusted returns.

The Adviser intends to invest the assets of the Fund in Private Investment Funds which employ alternative investment strategies. There can be no assurance that these strategies will be attractive at any particular time. The Adviser believes that a portfolio of Private Investment Funds pursuing alternative investment strategies may generate more attractive long-term risk-adjusted returns than would most traditional public equity and fixed income investment strategies.

Because alternative investment strategies may be risky, the Adviser believes it is prudent for the Fund to generally invest in these strategies through Private Investment Funds organized as vehicles providing limited liability to their investors. This structure limits the effect that losses incurred by any one Private Investment Fund will have on the assets of the Fund by limiting the Fund's amount at risk to the amount invested in that Private Investment Fund.

Portfolio Construction

The Adviser allocates Fund assets among the Private Investment Funds that, in its view, represent attractive investment opportunities, consistent with the objectives of the Fund. Allocation depends on the Adviser's assessment of the likely risks and returns of various investment strategies that the Private Investment Funds utilize and the likely correlation among the Private Investment Funds under consideration. The Adviser generally seeks to invest substantially all of the Fund's assets in Private Investment Funds whose expected risk-adjusted returns are deemed attractive. The Adviser periodically reallocates the Fund's investments among Private Investment Funds in order to increase the Fund's expected risk-adjusted return, however in doing so it considers the Fund's risk parameters in its decision-making process. There is no guarantee that the Fund will be able to avoid substantial losses due to poor returns by a Private Investment Fund.

While the Fund is a "non-diversified" fund under the 1940 Act, the Adviser believes it is important to maintain a broad-based portfolio in order to reduce the effect on the Fund of losses or poor returns by any one Private Investment Fund. There is no guarantee, however, that the Fund will be able to avoid substantial losses due to poor returns by a Private Investment Fund. In addition, while the Fund is a "non-diversified" fund for purposes of the 1940 Act, the Fund has elected, and intends to qualify, to be treated as a RIC under the Code. The Adviser limits Fund investments in any one Private Investment Fund to less than 5% of such Private Investment Fund's outstanding voting securities. See "Types of Investments and Related Risks — Risks of Fund of Hedge Funds Structure — Investments in Non-Voting Stock; Inability to Vote."

Private Investment Funds in which the Fund invests are not subject to the Fund's investment restrictions and are generally not subject to any investment limitations under the 1940 Act or the Code.

Accordingly, the Fund is not entitled to the protections of the 1940 Act with respect to the Fund's investments in Private Investment Funds. For example, the Private Investment Funds are not required to, and may not, hold custody of their assets in accordance with the requirements of the 1940 Act. As a result, bankruptcy or fraud at institutions, such as brokerage firms, banks, or administrators, into whose custody those Private Investment Funds have placed their assets could impair the operational capabilities or the capital position of the Private Investment Funds and may, in turn, have an adverse impact on the Fund. See "Other Risks — Legal and Regulatory Risks."

In response to adverse market, economic or political conditions, the Fund may invest temporarily in high quality fixed income securities, money market instruments and money market funds or may hold cash or cash equivalents for temporary defensive purposes. In addition, the Fund may also make these types of investments pending the investment of assets in Private Investment Funds or to maintain the liquidity necessary to effect repurchases of Shares and pay Fund expenses.

Leverage

In general, the Fund does not anticipate that it will borrow money in connection with its investment activities, i.e. utilize leverage. However, the Fund anticipates that Private Investment Funds will routinely utilize leverage pursuant to their investment strategies.

The Fund, however, reserves the right to use leverage for certain operational purposes only, to the extent permitted by the 1940 Act. Specifically, the Fund may borrow money through a credit facility or other arrangements, to manage timing issues in connection with the acquisition of its investments (i.e., to provide the Fund with temporary liquidity to acquire investments in Private Investment Funds in advance of the Fund's receipt of redemption proceeds from one or more Private Investment Funds or the receipt of proceeds from the sale of additional Fund shares). The Fund also may borrow money to fund repurchase payments to Fund shareholders pending the receipt of redemption proceeds from one or more Private Investment Funds. The Fund has entered into a credit facility in the form of a variable funding note (the "Note") with XXXXX (the "Lender"). Pursuant to the terms of the Note, the Fund may borrow money from the Lender up to a maximum aggregate outstanding amount of $X million (subject to the Asset Coverage Requirement, as defined below). The Note is currently scheduled to terminate as of XXXX, but may be extended. Upon the termination of the Note, the Fund must repay all amounts borrowed pursuant to the terms of the Note.

The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the "Asset Coverage Requirement"). This requirement means that the value of the investment company's total indebtedness may not exceed one third of the value of its total assets (including the indebtedness). The Fund's borrowings will at all times be subject to the Asset Coverage Requirement.

Private Investment Funds may also utilize leverage in their investment activities. Borrowings by Private Investment Funds are not subject to the Asset Coverage Requirement. Accordingly, the Fund's portfolio may be exposed to the risk of highly leveraged investment programs of certain Private Investment Funds and the volatility of the value of Fund shares, and thus Shares (as hereinafter defined) of the Fund, may be great, especially during times of a "credit crunch" and/or general market turmoil, such as that experienced during the financial crisis. In general, the use of leverage by Private Investment Funds or the Fund may increase the volatility of the Private Investment Funds or the Fund. See "Types of Investments and Related Risks — Investment Related Risks — Leverage Utilized by Private Investment Funds."

Risk Management and Monitoring of Investments

As noted above, unregistered investment funds typically have greater flexibility than traditional registered investment companies as to the types of securities the unregistered funds hold, the types of trading strategies used, and, in some cases, the extent to which leverage is used. The Investment Managers selected by the Fund have full discretion, without the Fund's input, to purchase and sell securities and other investments for their respective Private Investment Funds consistent with the relevant investment advisory agreements or governing documents of the Private Investment Funds. The Private Investment Funds are generally not limited in the markets in which they invest, either by location or type, such as U.S. or non-U.S., large capitalization or small capitalization, or the investment discipline that they may employ, such as value or growth strategies or bottom-up or top-down analysis. These Private Investment Funds may invest and trade in a wide range of securities and other financial instruments and will pursue a wide variety of investment strategies and techniques for both hedging and non-hedging purposes. These strategies are in contrast to the investment programs of "traditional" registered investment companies, such as mutual funds. For a further discussion of the Fund's principal investment strategies, see "Investment Program." Although the Private Investment Funds will primarily invest and trade in equity and debt securities, they may also invest and trade in equity-related instruments, currencies, financial futures, debt-related instruments and any other instruments that are deemed appropriate by the relevant Investment Manager and permitted under the relevant Private Investment Fund's governing documents. The Private Investment Funds may also sell securities short, purchase and sell option and futures contracts and engage in other derivative transactions, subject to certain limitations described elsewhere in this Prospectus. The use of one or more of these techniques may be an integral part of the investment program of a Private Investment Fund and involves certain risks. The Private Investment Funds may use leverage, which also entails risk. See "Types of Investments and Related Risks — Investment Related Risks — Leverage Utilized by Private Investment Funds."

The Adviser monitors the risks of individual Private Investment Funds and of the portfolio in the aggregate. The primary goal of this process with respect to individual Private Investment Funds is to determine the degree to which the Private Investment Funds are performing as expected and to gain early insight into factors that might call for an increase or decrease in the allocation of the Fund's assets among those Private Investment Funds. With respect to aggregate portfolio monitoring, the Adviser endeavors to monitor, to the best of its ability, the Fund's aggregate exposures to various risks. The Adviser may also use futures, options, swaps or other instruments in order to manage risk in the Fund's portfolio, subject to certain limitations contained in the 1940 Act. Such derivatives may be based on various underlying instruments, including Private Investment Funds, individual securities, securities indices or interest rates. Such derivatives entail certain risks. See "Types of Investments and Related Risks — Special Investment Instruments and Techniques."

The Adviser monitors the operation and performance of a Private Investment Fund as frequently as the Adviser believes is appropriate in light of the strategy followed by the Investment Manager and prevailing market conditions. The Adviser solicits such information from the Investment Manager and other sources, such as third party service providers, that the Adviser deems necessary to properly assess the relative success or failure of a Private Investment Fund. The Adviser conducts reviews with Investment Managers and the Adviser's network and analyzes a variety of data. Changes in leverage, personnel, market behavior, expenses, litigation, capital resources, economic conditions and other factors may be monitored, as appropriate and to the extent the information is available to the Adviser.

Based on the Adviser's assessment of factors such as (i) the degree to which the Investment Manager is pursuing an investment strategy consistent with its stated policy; (ii) whether and to what degree the focus, incentives and investment strategy of the Investment Manager have changed; and (iii) whether the investment strategy employed remains consistent with the objectives of the Fund, the Adviser may periodically adjust the Fund's allocations among Private Investment Funds.

The Fund's investment program entails substantial risks. There can be no assurances that the investment objectives of the Fund (including its risk monitoring goals) will be achieved, and results may vary substantially over time. Risk due diligence, measurement and monitoring is dependent on access to the portfolios and risk management systems (if any) of the Private Investment Funds. While the Adviser endeavors to obtain as much access (whether direct or indirect through risk measurement services or other third parties) as possible to the portfolios and risk management systems (if any) of the Private Investment Funds (both prior to investing the Fund's assets in such Private Investment Funds and on an ongoing basis after making such investments), there is no assurance that the Adviser will be able to obtain full access to this data. To the extent the Adviser knows that such data is unavailable, the Adviser will estimate the applicable risks to the best of its ability, but there can be no assurance that the Adviser will be successful in recognizing all applicable risks or reducing them. The Fund may consider it appropriate, subject to applicable laws and regulations, to utilize options, swaps, other derivative instruments for hedging purposes or leverage for operational purposes in the Fund's investment program. Such investment techniques may be unsuccessful and therefore may substantially increase the adverse impact to the Fund's investment portfolio. See "Types of Investments and Related Risks — Special Investment Instruments and Techniques."

TYPES OF INVESTMENTS AND RELATED RISKS

General

The value of the Fund's total net assets may be expected to fluctuate in response to fluctuations in the value of the Private Investment Funds in which the Fund invests. Discussed below are the investments generally made by Private Investment Funds and the principal risks that the Adviser and Fund believe are associated with those investments. These risks will, in turn, have an effect on the Fund. The Fund invests substantially all its assets in Private Investment Funds. The Fund's direct investments generally are limited to derivative investments to for hedging purposes. Additionally, in response to adverse market, economic or political conditions, the Fund may invest temporarily in high quality fixed income securities, money market instruments and unaffiliated money market funds or may hold cash or cash equivalents for temporary defensive purposes. In addition, the Fund may also make these types of investments pending the investment of assets in Private Investment Funds or to maintain the liquidity necessary to effect repurchases of Shares and pay Fund expenses. When the Fund takes a defensive position or otherwise makes these types of investments, it may not achieve its investment objective.

Investment Related Risks

Market Risks. The success of any investment activity is affected by general economic conditions, which may affect the level and volatility of interest rates and the extent and timing of investor participation in the markets for both equities and interest-sensitive securities. Unexpected volatility or illiquidity in the markets in which the Fund (directly or indirectly) holds positions could impair the Fund's ability to carry on its business or cause it to incur losses. The profitability of a significant portion of the Fund's investment program may depend to a great extent upon correctly assessing the future course of price movements of stocks and bonds. There can be no assurance that the Investment Managers will be able to predict those price movements accurately,

Volatility of Financial Markets; Risks of Certain Investment Strategies. At times in the past, such as during the financial crisis, the financial markets have evidenced an exceptional level of volatility. While the trading strategy of certain Investment Managers seeks to exploit such volatility, heightened volatility could disrupt the investment strategy of such Investment Manager, decrease the value of the Fund's portfolio and adversely impact its profitability and the profitability of the Fund. If an Investment Manager's evaluation of an investment opportunity should prove incorrect, the Fund could experience losses as a result of a decline in the market value of securities in which a Private Investment Fund holds a long position, or an increase in the value of securities in which a Private Investment Fund holds a short position. The risk management techniques that may be utilized by the Investment Managers will not provide any assurance that the Fund will not be exposed to a risk of significant investment losses. The Investment Managers' investment programs may utilize such investment techniques as margin transactions, short sales, leverage, and options on securities, forwards and futures (subject to applicable regulatory requirements) which practices can, in certain circumstances, increase the adverse impact to which the Fund may be subject. The timing of such adverse impacts cannot be predicted and may result in substantial volatility in the performance of the Fund.

Private Investment Funds are subject to the risk that trading activity in securities in which the Private Investment Funds invest may be dramatically reduced or cease at any time, whether due to general market turmoil, problems experienced by a single issuer or a market sector or other factors. If trading in particular securities or classes of securities is impaired, it may be difficult for a Private Investment Fund to properly value any of its assets represented by such securities. For additional valuation risks to which Private Investment Funds may be subject, see "Types of Investments and Related Risks — Risks of Fund of Hedge Funds Structure — Valuation."

The deterioration of the credit markets during the period beginning in late 2007 and continuing for several years afterwards generally caused an adverse impact in a broad range of markets, including U.S. and international credit and interbank money markets generally, thereby affecting a wide range of financial institutions and markets. In particular, events in the financial sector during the financial crisis resulted in an unusually high degree of volatility in the financial markets, both domestic and foreign, and similar market disruption could occur again in the future. Until more recently, continued weakness in the U.S. housing market, questions about the strength and sustainability of the U.S. economic recovery, concerns about the growing federal debt and the European sovereign debt and banking crisis, were factors which continued to concern the financial markets and create volatility. As some of these factors are not completely resolved today, it is possible that they will continue to cause market volatility in the future.

The Fund may invest in Private Investment Funds that have exposure to the securities of financial services companies. During the financial crisis, numerous financial services companies experienced substantial declines in the valuations of their assets, took action to raise capital (such as the issuance of debt or equity securities), or even ceased operations. These actions caused the securities of many financial services companies to experience a dramatic decline in value. Certain financial companies avoided collapse at that time due to intervention by the U.S. regulatory authorities, but such interventions often did not avert a substantial decline in the value of such companies' common stock. Issuers that have exposure to the real estate, mortgage and credit markets may be particularly affected by subsequent adverse events affecting these sectors and general market turmoil. Moreover, legal or regulatory changes applicable to financial services companies may adversely affect such companies' ability to generate returns and/or continue certain lines of business. See "Other Risks — Legal and Regulatory Risks."

Hedge funds may be forced to "deleverage" by selling large portions of their investments in a fairly short period of time in the event of market turmoil (which may cause many financial services companies to reduce or terminate the credit they extend to hedge funds) or other adverse events (such as the conditions that occurred during the financial crisis). If conditions similar to those described in the preceding paragraph recur and a Private Investment Fund is required to deleverage in such fashion, its returns will likely be substantially reduced, and it may be forced to liquidate entirely if it cannot cover its outstanding indebtedness. See "Types of Investment and Related Risks — Investment Related Risks — Leverage Utilized by Private Investment Funds."

General Risks of Securities Activities. All securities investing and trading activities risk the loss of capital. Although the Adviser will attempt to moderate these risks, no assurance can be given that the Fund's investment activities will be successful or that Shareholders will not suffer losses. To the extent that the portfolio of a Private Investment Fund is concentrated in securities of a single issuer or issuers in a single industry, the risk of any investment decision made by the Investment Manager of such Private Investment Fund is increased. Following below are some of the more significant specific risks that the Adviser and the Fund believe are associated with the Private Investment Funds' styles of investing:

Equity Securities. Private Investment Funds may hold long and short positions in common stocks, preferred stocks and convertible securities of U.S. and non-U.S. issuers. Private Investment Funds also may invest in depositary receipts or shares relating to non-U.S. securities. See "Non-U.S. Securities." Equity securities fluctuate in value, often based on factors unrelated to the fundamental economic condition of the issuer of the securities, including general economic and market conditions, and these fluctuations can be pronounced. Private Investment Funds may purchase securities in all available securities trading markets and may invest in equity securities without restriction as to market capitalization, such as those issued by smaller capitalization companies, including micro-cap companies. See "Smaller Capitalization Issuers."

Growth Investing. Certain Private Investment Funds invest in "growth" stocks. Securities of growth companies may be more volatile since such companies usually invest a high portion of earnings in their business, and they may lack the dividends of value stocks that can cushion stock prices in a falling market. In addition, earnings disappointments often lead to sharply falling prices because investors buy growth stocks in anticipation of superior earnings growth.

Value Investing. Certain Private Investment Funds invest in "value" stocks. An Investment Manager to a Private Investment Fund may be wrong in its assessment of a company's value and the stocks the Private Investment Fund holds may not reach what the Investment Manager believes are their full values. A particular risk of a Private Investment Fund's value approach is that some holdings may not recover and provide the capital appreciation anticipated or a stock judged to be undervalued may actually be appropriately priced. Further, because the prices of value-oriented securities tend to correlate more closely with economic cycles than growth-oriented securities, they generally are more sensitive to changing economic conditions, such as changes in interest rates, corporate earnings, and industrial production. The market may not favor value-oriented stocks and may not favor equities at all. During those periods, the Private Investment Fund's relative performance may suffer.

Bonds and Other Fixed Income Securities. Private Investment Funds may invest in bonds and other fixed income securities, both U.S. and non-U.S., and may take short positions in these securities. Private Investment Funds will invest in these securities when they offer opportunities for capital appreciation (or capital depreciation in the case of short positions) and may also invest in these securities for temporary defensive purposes and to maintain liquidity. Fixed income securities include, among other securities: bonds, notes and debentures issued by U.S. and non-U.S. corporations; debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities ("U.S. Government securities") or by a non-U.S. government; municipal securities; and mortgage-backed and asset-backed securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed income securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility resulting from, among other things, interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk).

Fixed income securities are also susceptible to liquidity risk (i.e., the risk that certain investments may become difficult to purchase or sell). Fixed income securities may experience reduced liquidity due to the lack of an active market and the reduced number and capacity of traditional market participants to make a market in fixed income securities, which may occur to the extent traditional dealer counterparties that engage in fixed income trading do not maintain inventories of corporate bonds (which provide an important indication of their ability to "make markets") that keep pace with the growth of the bond markets over time. Liquidity risk also may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds, exchange-traded funds or hedge funds may be higher than normal, causing increased supply in the market due to selling activity. The current historically low interest rate environment increases the risk associated with rising interest rates, especially since the Federal Reserve has ended its quantitative easing program.

Distressed Securities. The Private Investment Funds in which the Fund may invest may purchase equity and debt securities and other obligations of companies that are experiencing significant financial or business distress, including companies involved in bankruptcy or other reorganization and liquidation proceedings. These issuers may be in weak financial condition, experiencing poor operating results, having substantial capital needs or a negative net worth, or facing special competitive or product obsolescence problems. Investments of this type may involve substantial financial and business risks that can result in substantial, or at times even total, losses. Under such circumstances, the returns generated from the Fund's investments may not compensate the Shareholders adequately for the risks assumed.

Acquired investments may include senior or subordinated debt securities, bank loans, promissory notes and other evidences of indebtedness, as well as payables to trade creditors. Although such purchases may result in significant returns to the Fund, they involve a substantial degree of risk and may not show any return for a considerable period of time. In fact, many of these securities and investments ordinarily remain unpaid while the company is in bankruptcy and may not ultimately be paid unless and until the company reorganizes and/or emerges from bankruptcy proceedings. As a result, such securities may have to be held for an extended period of time.

In the event that Private Investment Funds acquire loans and other assets that are distressed or non-performing, it may be necessary for the Investment Manager to restructure the obligation, or foreclose on a mortgage or security interest and sell the collateral in order to realize value. There are a variety of risks associated with such strategy including (i) an inability to successfully restructure the loan or other obligation, (ii) even if restructured, the obligor's financial condition may continue to worsen, leading to a new default on the restructured obligation, (iii) litigation risks, and (iv) bankruptcy risks, including unpredictability, delays and costs associated with a bankruptcy.

The level of analytical sophistication, both financial and legal, necessary for successful investment in companies experiencing significant business and financial distress is high. There is no assurance that the Investment Managers will correctly evaluate the nature and magnitude of the various factors that could affect the prospects for a successful reorganization or similar action. Among the risks inherent in investments in troubled entities is the fact that it frequently may be difficult to obtain information as to the true condition of such issuers. Such investments also may be adversely affected by laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability and the bankruptcy court's power to disallow, reduce, subordinate or disenfranchise particular claims.

If, in a lawsuit brought by an unpaid creditor or representative of creditors of an issuer of indebtedness, a court were to find that the issuer did not receive fair consideration or reasonably equivalent value for incurring the indebtedness and that, after giving effect to such indebtedness, the issuer (i) was insolvent, (ii) was engaged in a business for which the remaining assets of such issuer constituted unreasonably small capital or (iii) intended to incur, or believed it would incur, debts beyond its ability to pay such debts as they mature, such court could determine to invalidate, in whole or in part, such indebtedness as a fraudulent conveyance, to subordinate such indebtedness to existing or future creditors of such issuer, or to recover amounts previously paid by such issuer in satisfaction of such indebtedness. The measure of insolvency for purposes of the foregoing will vary. Generally, an issuer would be considered insolvent at a particular time if the sum of its debts was then greater than all of its property at fair valuation, or if the present fair saleable value of its assets was then less than the amount that would be required to pay its probable liabilities on its existing debts as they became absolute and matured. There can be no assurance as to what standard a court would apply in order to determine whether the issuer was "insolvent" after giving effect to the incurrence of the indebtedness in which a Private Investment Fund invested or that, regardless of the method of valuation, a court would not determine that the issuer was "insolvent" upon giving effect to such incurrence. In addition, in the event of the insolvency of an issuer of indebtedness in which a Private Investment Fund invests, payments made on such indebtedness could be subject to avoidance as a "preference" if made within a certain period of time (which may be as long as one year) before insolvency. In general, if payments on indebtedness are avoidable, whether as fraudulent conveyances or preferences, such payments can be recaptured from the Private Investment Fund to which such payments were made.

The Fund does not anticipate that Private Investment Funds will engage in conduct that would form the basis for a successful cause of action based upon fraudulent conveyance, preference or equitable subordination. There can be no assurance, however, as to whether any lending institution or other party from which the Private Investment Fund may acquire such indebtedness engaged in any such conduct (or any other conduct that would subject such indebtedness and the Private Investment Fund to insolvency laws) and, if it did, as to whether such creditor claims could be asserted in a U.S. court (or in the courts of any other country) against the Private Investment Fund.

The administrative costs incurred in connection with a bankruptcy proceeding are frequently high and will be paid out of the debtor's estate prior to any return to creditors (other than out of assets or proceeds thereof, which are subject to valid and enforceable liens and other security interests) and equity holders. In addition, certain claims that have priority by law over the claims of certain creditors (for example, claims for taxes) may be quite high.

The market prices of such securities are also subject to abrupt and erratic market movements and above-average price volatility, and the spread between the bid and asked prices of such securities may be greater than those prevailing in other securities markets. It may be necessary for some of the assets acquired by the Private Investment Funds to be held for a significant period of time in order to realize a profit. The investment thesis for acquiring such assets is that they are trading at distressed levels that do not accurately reflect the risk or intrinsic value of the asset and that they will recover a significant portion of their value as conditions in the credit markets normalize. There can be no assurances that this will be the case or how long it will take for conditions in the credit markets to materially improve. In fact, conditions may continue to worsen before they improve.

Securities issued by distressed companies may have a limited trading market, resulting in limited liquidity. As a result, Investment Managers may have difficulties in valuing or liquidating positions.

High Yield Securities. Private Investment Funds may invest in fixed income securities rated investment grade or non-investment grade (commonly referred to as junk bonds) and may invest in unrated fixed income securities. Non-investment grade debt securities in the lowest rating categories or unrated debt securities determined to be of comparable quality may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade debt securities to make principal and interest payments than issuers of higher grade debt securities. An economic downturn affecting an issuer of non-investment grade debt securities may result in an increased incidence of default. In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities.

Convertible Securities. Convertible securities are bonds, debentures, notes, or other securities that may be converted or exchanged (by the holder or by the issuer) into shares of the underlying common stock (or cash or securities of equivalent value) at a stated exchange ratio. Convertible securities, until converted, have the same general characteristics as debt securities insofar as they generally provide a stable stream of income with generally higher yields than those of equity securities of the same or similar issuers. By permitting the holder to exchange an investment for common stock or the cash value of a security or a basket or index of securities, convertible securities may also enable the investor to benefit from increases in the market price of the underlying securities. Therefore, convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality.

Convertible securities may be subordinate to other securities. In part, the total return for a convertible security depends upon performance of the underlying stock into which it can be converted. Also, issuers of convertible securities are often not as strong financially as those issuing securities with higher credit ratings, are more likely to encounter financial difficulties and typically are more vulnerable to changes in the economy, such as a recession or a sustained period of rising interest rates, which could affect their ability to make interest and principal payments. If an issuer stops making interest and/or principal payments, the Private Investment Funds could lose their entire investment. The values of a synthetic convertible and a true convertible security may respond differently to market fluctuations. In addition, in purchasing a synthetic convertible security, Private Investment Funds may have counterparty (including counterparty credit) risk with respect to the financial institution or investment bank that offers the instrument. Purchasing a synthetic convertible security may provide greater flexibility than purchasing a traditional convertible security.

Preferred Securities. Preferred stock represents an equity or ownership interest in an issuer. Preferred stock normally pays dividends at a specified rate and has precedence over common stock in the event the issuer is liquidated or declares bankruptcy. However, in the event an issuer is liquidated or declares bankruptcy, the claims of owners of bonds take precedence over the claims of those who own preferred and common stock. Preferred stock, unlike common stock, often has a stated dividend rate payable from the corporation's earnings. Preferred stock dividends may be cumulative or noncumulative, participating or auction rate. "Cumulative" dividend provisions require all or a portion of prior unpaid dividends to be paid before dividends can be paid to the issuer's common stock. "Participating" preferred stock may be entitled to a dividend exceeding the stated dividend in certain cases. If interest rates rise, the fixed dividend on preferred stocks may be less attractive, causing the price of such stocks to decline. Preferred stock may have mandatory sinking fund provisions, as well as provisions allowing the stock to be called or redeemed, which can limit the benefit of a decline in interest rates. Preferred stock is subject to many of the risks to which common stock and debt securities are subject.

Short Sales. Short selling involves selling securities which may or may not be owned and borrowing the same securities for delivery to the purchaser, with an obligation to replace the borrowed securities at a later date. Short selling allows the investor to profit from declines in market prices to the extent such decline exceeds the transaction costs and the costs of borrowing the securities. However, since the borrowed securities must be replaced by purchases at market prices in order to close out the short position, any appreciation in the price of the borrowed securities would result in a loss. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss.

A Private Investment Fund may make "short sales against-the-box," in which it will sell short securities it owns or has the right to obtain without payment of additional consideration. If a Private Investment Fund makes a short sale against-the-box, it will be required to set aside securities equivalent in kind and amount to the securities sold short (or securities convertible or exchangeable into those securities) and will be required to hold those securities while the short sale is outstanding. A Private Investment Fund will incur transaction costs, including interest expenses, in connection with initiating, maintaining and closing-out short sales against-the-box.

On September 19, 2008, in response to spreading turmoil in the financial markets, the Securities and Exchange Commission (the "SEC") temporarily banned short selling in the stocks of numerous financial services companies, and also promulgated new disclosure requirements with respect to short positions held by investment managers. Various international regulatory bodies, including the United Kingdom's Financial Conduct Authority, also promulgated restrictions on short selling at that time. The SEC's temporary ban on short selling of such stocks has since expired, but similar restrictions and/or additional disclosure requirements may be promulgated at any time. Restrictions on the short sale of the securities of financial services companies based in the European Union are now subject to certain regulatory restrictions, with some local regulators imposing their own additional restrictions. If Private Investment Funds are subjected to such new restrictions, they may be forced to cover short positions more quickly than otherwise intended and may suffer losses as a result. Such restrictions may also adversely affect the ability of Private Investment Funds to execute their investment strategies generally, especially if short selling is a fundamental element of their strategies. The SEC has subsequently adopted amendments to Regulation SHO under the Securities Exchange Act of 1934 that restrict the ability to engage in a short sale at a price that is less than or equal to the current best bid if the price of the covered security has decreased by 10% or more from the covered security's closing price as of the end of the prior day ("a short sale-related circuit breaker"). See "Types of Investments and Related Risks — Other Risks — Legal and Regulatory Risks."

Mortgage-Backed Securities. Private Investment Funds may invest in mortgage-backed securities. The investment characteristics of mortgage-backed securities differ from those of traditional debt securities. Among the major differences are that interest and principal payments on mortgage-backed securities are made more frequently, usually monthly, and that principal may be prepaid at any time because the underlying loans or other assets generally may be prepaid at any time. The adverse effects of prepayments may indirectly affect the Fund in two ways. First, particular investments may experience outright losses, as in the case of an interest-only security in an environment of faster than expected actual or anticipated prepayments. Second, particular investments may underperform relative to hedges that the Private Investment Funds may have entered into for these investments, resulting in a loss to the Private Investment Fund. In particular, prepayments (at par) may limit the potential upside of many mortgage-backed securities to their principal or par amounts, whereas their corresponding hedges often have the potential for large losses.

The Private Investment Funds may also invest in structured notes, variable rate mortgage-backed securities, including adjustable-rate mortgage securities ("ARMs"), which are backed by mortgages with variable rates, and certain classes of collateralized mortgage obligation ("CMO") derivatives, the rate of interest payable under which varies with a designated rate or index. The value of these investments is closely tied to the absolute levels of such rates or indices, or the market's perception of anticipated changes in those rates or indices. This introduces additional risk factors related to the movements in specific indices or interest rates that may be difficult or impossible to hedge, and which also interact in a complex fashion with prepayment risks.

Mortgage-backed securities are also subject to the risk of delinquencies on mortgage loans underlying such securities. An unexpectedly high rate of defaults on the mortgages held by a mortgage pool may adversely affect the value of a mortgage-backed security and could result in losses to a Private Investment Fund. So-called "subprime" mortgages (mortgage loans made to borrowers with weakened credit histories or with a lower capacity to make timely payments on their mortgages) have experienced higher rates of delinquency in recent years. Increased mortgage delinquencies may adversely impact the market for mortgage-backed securities generally (including derivatives or other instruments linked to the value of such securities) for a substantial length of time and lead to turmoil in the credit markets generally, as happened during the period beginning in 2007. In particular, holders of mortgage-backed securities may experience great difficulty in valuing such securities if there is a reduced market for mortgage-backed securities (as happened during the same period). See "Types of Investments and Related Risks — Risks of Fund of Hedge Funds Structure — Valuation."

In addition, in connection with the period of deterioration of the housing and credit markets which began in late 2007 and persisted for several years afterward, certain mortgage originators and servicers became subject to preliminary injunctions or relief, or other adverse actions brought by borrowers, regulators and other governmental authorities. Such actions included requirements to provide loan modifications against the interests of other parties. If such injunctions and other proceedings and actions restrict the applicable servicer's ability to service the mortgage loans in accordance with the related transaction documents, including the servicer's ability to exercise remedies with respect to defaulted mortgage loans, delinquencies and losses are likely to be higher than would otherwise be the case, and amounts received with respect to the mortgage loans could be reduced.

Further, in the wake of such events, certain mechanisms used to facilitate the securitization of mortgages (such as the Mortgage Electronic Registration System) also came under scrutiny, particularly in the context of home foreclosures. In addition, state and U.S. federal authorities and homeowners facing foreclosure have alleged that there may have been widespread shortcomings in the documentation of transfers of mortgages into securitization trusts. Uncertainty about the validity of mortgage transfers or the ability to foreclose on the properties securing such transferred mortgages had an adverse impact on both the value of MBS generally and on the equity of the originators of the underlying mortgages for several years following the financial crisis, and may do so again in the future.

Other Asset Backed Securities, Including Collateralized Loan Obligations. The Private Investment Funds may invest in other asset backed securities, including collateralized loan obligations ("CLOs") and student loans. CLO collateral may consist of residential mortgage-backed securities, commercial mortgage-backed securities, other asset backed securities, other high-yield debt securities, loans and other instruments, which often are rated below investment grade (or of equivalent credit quality). The value of CLO's owned generally will fluctuate with, among other things, the financial condition of the obligors or issuers of the underlying portfolio of assets of the related CLO, general economic conditions, the condition of certain financial markets, political events, developments or trends in any particular industry and changes in prevailing interest rates. Consequently, holders of the CLOs must rely solely on distributions on the CLO collateral or proceeds thereof for payment in respect thereof. If distributions on the CLO collateral are insufficient to make payments on the CLOs, no other assets will be available for payment of the deficiency and following realization of a CLO's collateral, the obligations of such issuer to pay such deficiency generally will be extinguished.

Purchasers of loans are predominantly commercial banks, hedge funds, mutual funds and investment banks. As secondary market trading volumes increase, new loans are frequently adopting standardized documentation to facilitate loan trading which may improve market liquidity. There can be no assurance, however, that future levels of supply and demand in loan trading will provide an adequate degree of liquidity or that the current level of liquidity will continue. Because of the provision to holders of such loans of confidential information relating to the borrower, the unique and customized nature of the loan agreement, and the private syndication of the loan, loans are not as easily purchased or sold as a publicly traded security, and historically the trading volume in the loan market has been small relative to, for instance, the high-yield debt market.

Relative Value Strategies. The success of certain of the Private Investment Funds' relative value investing is dependent on the relevant Private Investment Funds' ability to exploit relative mispricings among interrelated instruments. Although relative value positions are considered to have a lower risk profile than directional investments as the former attempt to exploit price differentials rather than overall price movements, relative value strategies are by no means without risk. Mispricings, even if correctly identified, may not converge within the time frame within which such Investment Managers maintain their positions. Even "riskless" arbitrage — which is rare — can result in significant losses if the arbitrage cannot be sustained (due, for example, to margin calls) until expiration. Such Private Investment Funds' relative value strategies are subject to the risks of disruptions in historical price relationships, the restricted availability of credit and the obsolescence or inaccuracy of its or third-party valuation models. Market disruptions may also force such Investment Managers to close out one or more positions. Such disruptions have in the past resulted in substantial losses for investment funds employing relative value strategies.

A major component of certain of the Private Investment Funds' relative value investing involves spreads between two or more positions. To the extent the price relationships between such positions remain constant, no gain or loss may occur. Such positions do, however, entail a substantial risk that the price differential could change unfavorably and, due to the leveraged nature of a Private Investment Fund's investing, result in increased losses.

In recent market conditions, the profitability of relative value investing has been materially reduced — in part due to the number of market participants seeking to exploit the same perceived mispricings.

Event Driven Investing. Event driven strategies analyze various transactions in order to predict a likely outcome and commit capital in a way that benefits from that outcome. Event driven strategies are broad in scope and employ a diverse set of securities including common and preferred stock, debt securities, warrants, stubs and derivatives. Appreciation in the value of such securities may be contingent upon the occurrence of certain events, such as a successful reorganization or merger. If the expected event does not occur, the Private Investment Fund may incur a loss on the investments. There can be no assurance that any expected transaction will take place. Certain transactions are dependent on one or more factors to become effective, such as market conditions which may lead to unexpected positive or negative changes in a company profile, shareholder approval, regulatory and various other third party constraints, changes in earnings or business lines or shareholder activism as well as many other factors. No assurance can be given that the transactions entered into will result in a profitable investment for the Private Investment Funds or that the Private Investment Funds will not incur substantial losses.

Commodities. Commodities are assets that have tangible properties. Major categories include agricultural products (e.g., wheat, cattle), energy products (e.g., oil, gasoline), metals (e.g., gold, aluminum), and "soft" products (e.g., sugar, coffee, cocoa, cotton). Commodities can be traded on a "spot" basis (i.e., price for immediate delivery) or on a "futures" basis (i.e., price for delivery at a specified future date). Most commodity investments involve buying or selling futures rather than transacting in the spot market. A rise in price of a particular commodity will generally cause the price of the futures to rise, benefiting a futures buyer. Similarly, a decline in price will benefit a futures seller. The Fund may seek to invest with Investment Managers who engage in commodity futures trading. In addition, Private Investment Funds may seek to invest directly in commodities through strategies that purchase or sell commodity futures as permitted by applicable law.

Commodity and financial markets are highly volatile because of the low margin deposits normally required in futures trading, and because a high degree of leverage is typical of a futures trading account. As a result, a relatively small price movement in a futures contract may result in substantial losses to the investor. In addition, commodity exchanges may limit fluctuations in commodity futures contract prices during a single day and thus during a single trading day no trades may be executed at prices beyond the "daily limit." Once the price of a futures contract for a particular commodity has increased or decreased by an amount equal to the daily limit, positions in the commodity can be neither taken nor liquidated unless the Private Investment Funds are willing to effect trades at or within the limit, which may hinder the ability of the Private Investment Funds to trade.

Energy/Natural Resources Investing. The production and marketing of commodities, energy and natural resources may be affected by actions and changes in governments. Securities of such companies may be subject to broad price fluctuations, reflecting volatility of energy and basic materials prices and possible instability of supply of various hard assets, as well as changes in demand due to international economic conditions. In addition, some such companies also may be subject to the risks of mining and oil drilling, and the risks of other hazards, such as fire, drought, and increased regulatory and environmental costs.

Real Estate. Investing in real estate, including real estate investment trusts ("REITs") may subject a Private Investment Fund to risks associated with the ownership of real estate, including terrorist attacks, war or other acts that destroy real property (in addition to securities market risks). Some REITs may invest in a limited number of properties, in a narrow geographic area, or in a single property type, which increases the risk that a Private Investment Fund could be unfavorably affected by the poor performance of a single investment or investment type. These companies are also sensitive to factors such as changes in real estate values and property taxes, interest rates, cash flow of underlying real estate assets, supply and demand, and the management skill and creditworthiness of the issuer. Borrowers could default on or sell investments the REIT holds, which could reduce the cash flow needed to make distributions to investors. In addition, REITs also may be affected by tax and regulatory requirements in that a REIT may not qualify for preferential tax treatments or exemptions. REITs require specialized management and pay management expenses. Securities issued by private partnerships in real estate may be more illiquid than securities issued by other Private Investment Funds generally, because the partnerships' underlying real estate investments may tend to be less liquid than other types of investments.

Non-U.S. Securities. A Private Investment Fund may invest in non-U.S. securities denominated in non-U.S. currencies and/or traded outside of the United States. Such investments require consideration of certain risks typically not associated with investing in U.S. securities or property. Such risks include, among other things, trade balances and imbalances and related economic policies, unfavorable currency exchange rate fluctuations, impositions of exchange control regulation by the United States or foreign governments, United States and foreign withholding taxes, limitations on the removal of funds or other assets, policies of governments with respect to possible nationalization of their industries, political difficulties, including expropriation of assets, confiscatory taxation, and economic or political instability in foreign nations.

There may be less publicly available information about certain foreign companies than there would be in the case of comparable companies in the United States. Certain foreign companies may not be subject to accounting, auditing, and financial reporting standards and requirements comparable to or as uniform as those of United States companies. Securities markets outside the United States, while growing in volume, have for the most part substantially less volume than U.S. markets, and many securities traded on these foreign markets are less liquid and their prices are more volatile than securities of comparable United States companies. In addition, settlement of trades in some non-U.S. markets is much slower and more susceptible to failure than in U.S. markets.

The risks associated with investing in non-U.S. securities may be greater with respect to those issued by companies located in emerging industrialized or less developed countries. Risks particularly relevant to emerging markets may include higher dependence on exports and the corresponding importance of international trade, greater risk of inflation, greater controls on foreign investment and limitations on repatriation of invested capital, increased likelihood of governmental involvement in and control over the economies, governmental decisions to cease support of economic reform programs or to impose centrally planned economies, and less developed corporate laws regarding fiduciary duties of officers and directors and protection of investors.

Other risks of investing in non-U.S. securities include the following:

Non-U.S. Exchanges. A Private Investment Fund may trade, directly or indirectly, futures and securities on exchanges located outside of the United States. Some non-U.S. exchanges, in contrast to U.S. exchanges, are "principal's markets" in which performance is solely the individual member's responsibility with whom the Private Investment Fund has entered into a commodity contract and not that of an exchange or clearinghouse, if any. In the case of trading on non-U.S. exchanges, a Private Investment Fund will be subject to the risk of the inability of, or refusal by, the counterparty to perform with respect to contracts. Moreover, since there is generally less government supervision and regulation of non-U.S. exchanges, clearinghouses and clearing firms than in the United States, a Private Investment Fund is also subject to the risk of the failure of the exchanges on which its positions trade or of their clearinghouses or clearing firms, and there may be a high risk of financial irregularities and/or lack of appropriate risk monitoring and controls.

Non-U.S. Government Securities. A Private Investment Fund's non-U.S. investments may include debt securities issued or guaranteed by non-U.S. governments, their agencies or instrumentalities and supranational entities. A Private Investment Fund may invest in debt securities issued by certain "supranational" entities, which include entities designated or supported by governments to promote economic reconstruction or development, international banking organizations and related government agencies. An example of a supranational entity is the International Bank for Reconstruction and Development (commonly referred to as the "World Bank").

Investment in sovereign debt of non-U.S. governments can involve a high degree of risk, including additional risks not present in debt obligations of corporate issues and the U.S. government. The issuer of the debt or the government authority that controls the repayment of sovereign debt may be unable or unwilling to repay the principal and/or interest when due in accordance with the terms of the debt, and a Private Investment Fund may have limited recourse to compel payment in the event of a default. A sovereign debtor's or governmental entity's willingness or ability to repay principal and/or interest due in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's or governmental entity's policy toward international lenders, such as the International Monetary Fund, the political constraints to which a governmental entity may be subject, and changes in governments and political systems. At certain times, certain countries (particularly emerging market countries) have declared moratoria on the payment of principal and interest on external debt. Governmental entities may also depend on expected disbursements from non-U.S. governments, multilateral agencies and others to reduce principal and interest arrearages on their debt. The commitment on the part of these governments, agencies and others to make such disbursements may be conditioned on a governmental entity's implementation of economic reforms and/or economic performance and the timely service of such debtor's obligations. Failure to implement such reforms, achieve such levels of economic performance or repay principal or interest when due may result in the cancellation of such third parties' commitments to lend funds to the governmental entity, which may further impair such debtor's ability or willingness to service its debts in a timely manner. Consequently, governmental entities may default on their sovereign debt. Holders of sovereign debt (including Private Investment Funds) may be requested to participate in the rescheduling of such debt and to extend further loans to governmental entities. There is no bankruptcy proceeding by which sovereign debt on which governmental entities have defaulted may be collected in whole or in part. Periods of economic uncertainty may result in the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issues.

Currencies. One or more Private Investment Funds may invest a portion of its assets in non-U.S. currencies, or in instruments denominated in non-U.S. currencies, the prices of which are determined with reference to currencies other than the U.S. dollar. To the extent unhedged, the value of such Private Investment Fund's assets will fluctuate with U.S. dollar exchange rates, as well as the price changes of its investments in the various local markets and currencies. Thus, an increase in the value of the U.S. dollar compared to the other currencies in which the Private Investment Fund makes its investments will reduce the effect of increases, and magnify the effect of decreases, in the prices of securities denominated in currencies other than the U.S. dollar and held by the Private Investment Fund in such securities' respective local markets. Conversely, a decrease in the value of the U.S. dollar will have the opposite effect on the non-U.S. dollar securities of the Fund or such Private Investment Fund. In addition, some governments from time to time impose restrictions intended to prevent capital flight, which may for example involve punitive taxation (including high withholding taxes) on certain securities transfers or the imposition of exchange controls making it difficult or impossible to exchange or repatriate the local currency.

A Private Investment Fund may also incur costs in connection with conversion between various currencies. In addition, certain Private Investment Funds may be denominated in non U.S. currencies. Subscription amounts contributed by the Fund for investment in such a Private Investment Fund will be converted immediately by the relevant Investment Manager from U.S. Dollars into the applicable foreign currency at the then applicable exchange rate determined by and available to the Investment Manager. In certain cases, depending on the applicable circumstances, the exchange rate obtained by the Investment Manager may be less advantageous to the Fund than other rates available to the Fund directly.

A Private Investment Fund may utilize currency forward contracts and options to hedge against currency fluctuations. Forward contracts and options thereon, unlike futures contracts, are not traded on exchanges and are not standardized; rather banks and other swap dealers act as principals in these markets, negotiating each transaction on an individual basis. Forward trading is less regulated than futures trading; there is no limitation on daily price movements and speculative position limits are not applicable. The principals that deal in the forward markets are not required to continue to make markets in the currencies or commodities they trade, and these markets can experience periods of illiquidity, sometimes of significant duration. There have been periods during which certain participants in these markets have refused to quote prices for certain currencies or commodities or have quoted prices with an unusually wide spread between the price at which they were prepared to buy and that at which they were prepared to sell. In respect of such trading, a Private Investment Fund is subject to the risk of counterparty failure or the inability or refusal by a counterparty to perform with respect to such contracts. Market illiquidity or disruption could result in major losses to a Private Investment Fund.

European Economic Risk. European financial markets have experienced volatility in recent years and have been adversely affected by concerns about rising government debt levels, credit rating downgrades, and possible default on or restructuring of government debt. These events have affected the value and exchange rate of the euro. Investing in euro-denominated (or other European currency-denominated) securities also entails the risk of being exposed to a currency that may not fully reflect the strengths and weaknesses of the disparate European economies. The governments of several member countries of the European Union ("EU") have experienced large public budget deficits, which have adversely affected the sovereign debt issued by those countries and may ultimately lead to declines in the value of the euro. It is possible that EU member countries that have already adopted the euro could abandon the euro and return to a national currency and/or that the euro will cease to exist as a single currency in its current form. The effects of such an abandonment or a country's forced expulsion from the euro on that country, the rest of the EU, and global markets are impossible to predict, but are likely to be negative. The exit of any country out of the euro would likely have an extremely destabilizing effect on all eurozone countries and their economies and a negative effect the global economy as a whole. In addition, under these circumstances, it may be difficult to value investments denominated in euros or in a replacement currency.

Fund Borrowings. In general, the Fund does not anticipate that it will borrow money in connection with its investment activities, i.e. utilize leverage.

The Fund, however, reserves the right to use leverage for certain operational purposes only, to the extent permitted by the 1940 Act. Specifically, the Fund may borrow money through a credit facility or other arrangements, to manage timing issues in connection with the acquisition of its investments (i.e., to provide the Fund with temporary liquidity to acquire investments in Private Investment Funds in advance of the Fund's receipt of redemption proceeds from one or more Private Investment Funds or the receipt of proceeds from the sale of additional Fund shares). The Fund also may borrow money to fund repurchase payments to Fund shareholders pending the receipt of redemption proceeds from one or more Private Investment Funds. The Fund has entered into the Note with the Lender, pursuant to which the Fund may borrow money from the Lender for up to $4 million (and further subject to the Asset Coverage Requirement). See "Investment Program — Leverage."

The use of leverage is speculative and involves certain risks. The Fund may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate. In addition, a lender to the Fund may terminate or refuse to renew any credit facility into which the Fund has entered. If the Fund is unable to access additional credit, it may be forced to redeem investments in Private Investment Funds at inopportune times (or may be unable to make investments in Private Investment Funds at opportune times), which may further depress the returns of the Fund.

The 1940 Act's Asset Coverage Requirement requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness. This requirement means that the value of the investment company's total indebtedness may not exceed one-third of the value of its total assets (including the indebtedness). The Fund's borrowings will at all times be subject to the Asset Coverage Requirement.

Leverage Utilized by Private Investment Funds. The Fund anticipates that Private Investment Funds will routinely utilize leverage pursuant to their investment strategies. Specifically, some or all of the Private Investment Funds may make margin purchases of securities and, in connection with these purchases, borrow money from brokers and banks for investment purposes. Private Investment Funds that utilize leverage are subject to the same risks as the Fund with respect to its use of leverage as set forth above, and may also be subject to the following additional risks: Trading equity securities on margin involves an initial cash requirement representing at least a percentage of the underlying security's value. Borrowings to purchase equity securities typically will be secured by the pledge of those securities. The financing of securities purchases may also be effected through reverse repurchase agreements with banks, brokers and other financial institutions. In the event that a Private Investment Fund's investments decline in value, the Private Investment Fund could be subject to a "margin call" or "collateral call," under which the Private Investment Fund must either deposit additional collateral with the lender or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a sudden, precipitous drop in value of a Private Investment Fund's assets, the Private Investment Fund might not be able to liquidate assets quickly enough to pay off its borrowing. During the financial crisis, numerous hedge funds faced margin calls and were required to sell large portions of their investments in rapid fashion so as to meet these calls. In addition, hedge funds may be forced to deleverage in a short amount of time in the event of market turmoil (which may cause many financial services companies to reduce or terminate the credit they extend to hedge funds) or other adverse events (such as those that occurred during the financial crisis). A substantial number of hedge funds could be forced to liquidate as a result. If a Private Investment Fund is required to deleverage in such fashion, its returns will likely be substantially reduced, and it may be forced to liquidate entirely if it cannot meet its margin calls or otherwise cover its outstanding indebtedness. In addition, legal and regulatory changes applicable to hedge funds and/or financial services companies generally may either force Private Investment Funds to deleverage or otherwise limit their ability to utilize leverage. See "Other Risks — Legal and Regulatory Risks."

The Asset Coverage Requirement does not apply to Private Investment Funds. Accordingly, the Fund's portfolio may be exposed to the risk of leveraged investment programs of certain Private Investment Funds and the volatility of the value of Shares may be greater.

In seeking "leveraged" market exposure in certain investments and in attempting to increase overall returns, a Private Investment Fund may purchase options and other synthetic instruments that may involve leveraged exposure and may, in some cases, involve significant risks of loss, especially in highly volatile market conditions such as those currently being experienced.

Small and Medium Capitalization Issuers. Certain Private Investment Funds may invest in the securities of companies with small- to medium-sized capitalizations. While the securities of such companies often provide significant potential for appreciation, smaller-capitalization securities involve higher risks in some respects than do investments in the securities of larger companies. For example, prices of small-capitalization and even medium-capitalization securities are often more volatile than prices of large-capitalization securities, and the risk of bankruptcy or insolvency of many smaller companies (with the attendant losses to investors) is higher than that for larger, "blue-chip" companies. In addition, due to thin trading in some small-capitalization securities, an investment in such securities may be relatively illiquid.

Non-Diversified Status. The Fund is a "non-diversified" investment company for purposes of the 1940 Act, which means that it is not subject to percentage limitations under the 1940 Act on the percentage of its assets that may be invested in the securities of any one issuer. The Fund's net asset value may therefore be subject to greater volatility than that of an investment company that is subject to such a limitation on diversification. In addition, while the Fund is a "non-diversified" fund for purposes of the 1940 Act, the Fund has elected, and intends to qualify, to be treated as a RIC under the Code. To qualify as a RIC under the Code, the Fund must, among other things, (i) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from interests in "qualified publicly traded partnerships" (as defined in the Code); and (ii) diversify its holdings so that, at the end of each quarter of each taxable year, (A) at least 50% of the market value of the Fund's total assets is represented by cash, cash items, U.S. government securities, securities of other RICs and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund's total assets and 10% of the outstanding voting securities of such issuer and (B) not more than 25% of the market value of the Fund's total assets is invested in the securities (other than U.S. government securities and the securities of other RICs) of (1) any one issuer, (2) any two or more issuers that the Fund controls and that are determined to be engaged in the same business or similar or related trades or businesses, or (3) any one or more "qualified publicly traded partnerships." In addition, the Adviser typically endeavors to limit investments in any one Private Investment Fund to no more than 7.5% of the Fund's gross assets (measured at the time of purchase), and to limit investments in any one Investment Manager to no more than 10% of the Fund's gross assets (measured at the time of purchase). The Fund intends to distribute at least annually all or substantially all of its net investment income as dividends to Shareholders; however, this policy may be changed at any time by the Fund.

Bank Loans. The investment program of Private Investment Funds in which the Fund invests may include investments in significant amounts of bank loans and participations. These obligations are subject to unique risks, including, without limitation: (i) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors' rights laws; (ii) so-called lender-liability claims by the issuer of the obligations; (iii) environmental liabilities that may arise with respect to collateral securing the obligations; and (iv) limitations on the ability of the Investment Managers to directly enforce their rights with respect to participations. In analyzing each bank loan or participation, the Investment

Managers will attempt to compare the relative significance of the risks against the expected benefits of the investment. Successful claims by third parties arising from these and other risks will be borne by the Private Investment Fund (including the Fund's share of such Private Investment Fund).

Reverse Repurchase Agreements. Reverse repurchase agreements involve a sale of a security by a Private Investment Fund to a bank or securities dealer and the Private Investment Fund's simultaneous agreement to repurchase the security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Private Investment Fund. Reverse repurchase transactions are a form of leverage that may also increase the volatility of a Private Investment Fund's investment portfolio.

Purchasing Initial Public Offerings. The Private Investment Funds may purchase securities of companies in initial public offerings of any equity security ("new issues") or shortly thereafter. Special risks associated with these securities may include a limited number of shares available for trading, unseasoned trading, lack of investor knowledge of the company, and limited operating history. These factors may contribute to substantial price volatility for the shares of these companies and, thus, the Fund. The limited number of shares available for trading in some initial public offerings may make it more difficult for a Private Investment Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing market prices. In addition, some companies in initial public offerings are involved in relatively new industries or lines of business, which may not be widely understood by investors. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospects of achieving them.

Special Investment Instruments and Techniques

Private Investment Funds may utilize a variety of special investment instruments and techniques described below to hedge the portfolios of the Private Investment Funds against various risks, such as changes in interest rates or other factors that affect security values, or for non-hedging purposes in seeking to achieve a Private Investment Fund's investment objective. The Adviser, on behalf of the Fund, may also use certain of these special investment instruments and techniques for either hedging or non-hedging purposes as described below. These strategies may be executed through derivative transactions. Instruments used and the particular manner in which they may be used may change over time as new instruments and techniques are developed or regulatory changes occur. Certain of these special investment instruments and techniques are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions.

Derivatives. The Fund and some or all of the Private Investment Funds may invest in, or enter into, derivatives or derivatives transactions ("Derivatives"). Derivatives are financial instruments that derive their performance, at least in part, from the performance of an underlying asset, index or interest rate. Derivatives entered into by a Private Investment Fund or the Fund can be volatile and involve various types and degrees of risk, depending upon the characteristics of a particular Derivative and the portfolio of the Private Investment Fund or the Fund as a whole. Private Investment Funds may enter into a variety of different Derivatives. These Derivatives involve not only the risks of the underlying assets, but also the risks (including acceleration of the financing embedded in the structure and/or restrictions imposed on the management and nature of the permissible reference assets) and costs of creating the Derivatives. The Fund will invest in Derivatives only for hedging purposes. The Fund currently intends only to utilize listed options for such hedging purposes. Derivatives permit an Investment Manager to increase or decrease the level of risk of an investment portfolio, or change the character of the risk, to which an investment portfolio is exposed in much the same way as the manager can increase or decrease the level of risk, or change the character of the risk, of an investment portfolio by making direct investments in specific securities. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in Derivatives could have a large potential effect on the performance of a Private Investment Fund.

If a Private Investment Fund invests in Derivatives at inopportune times or incorrectly judges market conditions, the investments may lower the return of the Private Investment Fund or result in a loss. A Private Investment Fund also could experience losses if Derivatives are poorly correlated with its other investments, or if the Private Investment Fund is unable to liquidate a Derivatives position because of an illiquid secondary market and an inability to terminate the derivatives contract. The market for many Derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for Derivatives.

With respect to Derivatives involving high yield and other debt securities, a Private Investment Fund will usually have a contractual relationship only with the counterparty of the derivative, and not with the issuer of the indebtedness. A Private Investment Fund generally will have no right to directly enforce compliance by the issuer with the terms of a derivative, nor any rights of set-off against the issuer, nor have any voting rights with respect to the indebtedness. A Private Investment Fund will not directly benefit from the collateral supporting the underlying indebtedness and will not have the benefit of the remedies that would normally be available to a holder of the indebtedness. In addition, in the event of the insolvency of the counterparty to the derivative, the Private Investment Fund will be treated as a general creditor of such counterparty, and will not have any claim with respect to the underlying indebtedness. Consequently, the Private Investment Fund will be subject to the credit risk of the counterparty as well as that of the issuer of the indebtedness. As a result, concentrations of such Derivatives in any one counterparty subject the Private Investment Fund to an additional degree of risk with respect to defaults by such counterparty as well as by the issuer of the underlying indebtedness.

Futures. A Private Investment Fund may purchase and sell single stock futures or stock index futures to hedge the equity portion of its investment portfolio with regard to market (systemic) risk or to gain market exposure to that portion of the market represented by the futures contracts. A Private Investment Fund may also purchase and sell other futures when deemed appropriate, in order to hedge the equity or non-equity portions of its portfolio. In addition, to the extent that a Private Investment Fund invests in foreign securities and foreign currencies, a Private Investment Fund may enter into contracts for the future delivery of foreign currencies to hedge against changes in currency exchange rates. Subject to compliance with applicable rules and restrictions, Private Investment Funds also may enter into futures contracts traded on foreign futures exchanges.

A Private Investment Fund may purchase and sell futures contracts on debt securities and on indices of debt securities in order to hedge against anticipated changes in interest rates that might otherwise have an adverse effect upon the value of a Private Investment Fund's securities. A Private Investment Fund may also enter into such futures contracts for other appropriate risk management, income enhancement and investment purposes. There are several risks associated with the use of futures contracts and options on futures contracts as hedging techniques. There can be no assurance that a liquid market will exist at the time when a Private Investment Fund seeks to close out a futures contract. If no liquid market exists, a Private Investment Fund would remain obligated to meet margin requirements until the position is closed. Futures may involve a small initial investment relative to the risk assumed, which could result in losses greater than if they had not been used. There can be no guarantee that there will be a correlation between price movements in the hedging vehicle and in a Private Investment Fund's securities being hedged, even if the hedging vehicle closely correlates with the Private Investment Fund's investments, such as with single stock futures contracts. If the price of a futures contract changes more than the price of the securities or currencies, a Private Investment Fund will experience either a loss or a gain on the futures contracts that will not be completely offset by changes in the price of the securities or currencies that are the subject of the hedge. In addition, there are significant differences between the securities and futures markets that could result in an imperfect correlation between the markets, causing a given hedge not to achieve its objectives.

Options Trading. Certain of the Investment Managers may engage in options trading as a part of their investment program. Options trading increases the possibilities of gain and the risk of loss. The use of option transactions may increase the adverse impact to which a Private Investment Fund's portfolio may be subject if the Investment Managers' evaluation of the various factors involved in particular securities transactions is incorrect.

Warrants and Rights. Warrants are Derivatives that permit, but do not obligate, their holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any interest in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

Swap Agreements. A Private Investment Fund may enter into equity, interest rate, and index and currency rate swap agreements. These transactions will be undertaken in attempting to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if a Private Investment Fund had invested directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor.

The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," that is, the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular non-U.S. currency, or in a "basket" of securities representing a particular index.

Most swap agreements entered into by a Private Investment Fund require the calculation of the obligations of the parties to the agreements on a "net basis." Consequently, current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The risk of loss with respect to swaps is limited to the net amount of interest payments that the Private Investment Fund is contractually obligated to make. If the other party to a swap defaults, the Private Investment Fund's risk of loss consists of the net amount of payments that the Private Investment Fund contractually is entitled to receive.

In a credit default swap, the credit default protection buyer makes periodic payments, known as premiums, to the credit default protection seller. In return the credit default protection seller will make a payment to the credit default protection buyer upon the occurrence of a specified credit event. A credit default swap can refer to a single issuer or asset, a basket of issuers or assets or index of assets, each known as the reference entity or underlying asset. A Private Investment Fund may act as either the buyer or the seller of a credit default swap.

Credit default swaps allow a Private Investment Fund to acquire or reduce credit exposure to a particular issuer, asset or basket of assets. If a swap agreement calls for payments by the Private

Investment Fund, the Private Investment Fund must be prepared to make such payments when due. If the Private Investment Fund is the credit default protection seller, the Private Investment Fund will experience a loss if a credit event occurs and the credit of the reference entity or underlying asset has deteriorated. If the Private Investment Fund is the credit default protection buyer, the Private Investment Fund will be required to pay premiums to the credit default protection seller.

Lending Portfolio Securities. Private Investment Funds may lend their securities to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The lending Private Investment Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable in respect of the loaned securities, which affords the Private Investment Fund an opportunity to earn interest on the amount of the loan and on the loaned securities' collateral. In connection with any such transaction, the Private Investment Fund will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit that will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. A Private Investment Fund might experience loss if the institution with which the Private Investment Fund has engaged in a portfolio loan transaction breaches its agreement with the Private Investment Fund.

When-Issued and Forward Commitment Securities. Private Investment Funds may purchase securities on a "when-issued" basis and may purchase or sell securities on a "forward commitment" basis in order to hedge against anticipated changes in interest rates and prices. These transactions involve a commitment by a Private Investment Fund to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Private Investment Fund. When-issued securities and forward commitments may be sold prior to the settlement date. If a Private Investment Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it may incur a gain or loss. The risk exists that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by a Private Investment Fund on a forward basis will not honor its purchase obligation. In such cases, a Private Investment Fund may incur a loss.

Restricted and Illiquid Investments. The Adviser anticipates that some Private Investment Funds may invest a portion of the value of their total assets in restricted securities and other investments that are illiquid. To the extent that a Private Investment Fund invests in restricted or other illiquid securities, the valuation of such securities, which is complex and uncertain, will be determined by the applicable Investment Manager, whose determination will be final and conclusive as to all parties. The value established may not reflect accurately the amount that could be realized if the securities were sold. Furthermore, disposition of such illiquid securities may also result in a distribution in kind to the Fund. Such investments could also impact the Board of Trustees' decision whether to offer to repurchase shares from investors.

Restricted securities are securities that may not be sold to the public without an effective registration statement under the 1933 Act or that may be sold only in a privately negotiated transaction or pursuant to an exemption from registration. When registration is required to sell a security, a Private Investment Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Private Investment Fund may be permitted to sell a security under an effective registration statement. If adverse market conditions developed during this period, a Private Investment Fund might obtain a less favorable price than the price that prevailed when the Private Investment Fund decided to sell.

Private Investment Funds may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased the securities.

The Fund's interests in Private Investment Funds are themselves illiquid and subject to substantial restrictions on transfer. The Fund's ability to liquidate an interest in a Private Investment Fund will likely be limited. The Fund is subject to certain Private Investment Funds' initial lock-up periods beginning at the time of the Fund's initial investment in a Private Investment Fund, during which the Fund may not withdraw its investment. In addition, certain Private Investment Funds may at times elect to suspend completely or limit withdrawal rights for an indefinite period of time in response to market turmoil or other adverse conditions (such as those experienced by many hedge funds during the financial crisis). Private Investment Funds may impose gates and also assess fees for redemptions or other withdrawals. The limited liquidity of these Private Investment Funds' interests may adversely affect the Fund were it to have to sell or redeem such interests at an inopportune time. The Fund may need to suspend or postpone repurchase offers if the Fund is not able to dispose of its interests in Private Investment Funds in a timely manner.

Some of the Private Investment Funds may hold a portion of their assets in "side pockets" which are sub-accounts within the Private Investment Funds, or in a special purpose vehicle (a "SPV"), which is a separate vehicle established by a Private Investment Fund, in which certain assets (which generally are illiquid and/or hard to value) are held and segregated from the Private Investment Fund's other assets until some type of realization event occurs. Side pockets or SPVs thus have restricted liquidity, potentially extending over a much longer period than the typical liquidity an investment in the Private Investment Funds may provide. Should the Fund seek to liquidate its investment in a Private Investment Fund that maintains these side pockets or SPVs, the Fund might not be able to fully liquidate its investment without delay, which could be considerable. In such cases, until the Fund is permitted to fully liquidate its interest in the Private Investment Fund, the value of its investment in such Private Investment Fund could fluctuate based on adjustments to the fair value of the side pocket or SPV as determined by the Investment Manager. In addition, if a Private Investment Fund establishes a side pocket or SPV prior to the Fund's investing in the Private Investment Fund, the Fund may not be exposed to the performance of the Private Investment Fund's assets held in the side pocket or SPV.

Counterparty Credit Risk. Many of the markets in which the Private Investment Funds effect their transactions are "over-the-counter" or "interdealer" markets. With the exception of over-the-counter swap dealers, the participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of "exchange based" markets. To the extent a Private Investment Fund invests in swaps, derivatives or synthetic instruments, or other over-the-counter transactions in these markets, a Private Investment Fund may take a credit risk with regard to parties with which it trades and also may bear the risk of settlement default. These risks may differ materially from those involved in exchange-traded transactions, which generally are characterized by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from these protections, which in turn may subject a Private Investment Fund to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem. Such "counterparty risk" is increased for contracts with longer maturities when events may intervene to prevent settlement. The ability of the Private Investment Funds to transact business with any one or any number of counterparties, the lack of any independent evaluation of the counterparties or their financial capabilities, and the absence of a regulated market to facilitate settlement, may increase the potential for losses by the Fund. In addition, the Private Investment Funds are subject to the risk that a counterparty may be unable to settle a transaction due to such counterparty's insolvency, inability to access sufficient credit, or other business factors.

A Private Investment Fund may be subject to risk of loss of its assets on deposit with a broker in the event of the broker's bankruptcy, the bankruptcy of any clearing broker through which the broker executes and clears transactions on behalf of the Private Investment Fund, or the bankruptcy of an exchange clearing house. Although the Commodity Exchange Act requires a commodity broker to segregate the funds of its customers, if a commodity broker fails to properly segregate customer funds, the Private Investment Fund may be subject to a risk of loss of its funds on deposit with such broker in the event of such broker's bankruptcy or insolvency, The Private Investment Fund may be subject to risk of loss of its funds on deposit with foreign brokers because foreign regulatory bodies may not require such brokers to segregate customer funds. The Private Investment Fund may be required to post margin for its foreign exchange transactions either with its broker or other foreign exchange dealers who are not required to segregate funds (although such funds are generally maintained in separate accounts on the foreign exchange dealer's books and records in the name of the Private Investment Fund). Under certain circumstances, such as the inability of another customer of the commodity broker or foreign exchange dealer or the commodity broker or foreign exchange dealer itself to satisfy substantial deficiencies in such other customer's account, the Private Investment Fund may be subject to a risk of loss of its funds on deposit with such broker or dealer, even if such funds are properly segregated. In the case of any such bankruptcy or customer loss, the Private Investment Fund might recover, even if respect of property specifically traceable to the Private Investment Fund, only a pro rata share of all property available for distribution to all of such broker's or dealer's customers.

Prime Brokers and Custodians. Under arrangements between the Private Investment Funds and their prime brokers or custodians, the prime brokers and custodians generally will have the right to (i) identify as collateral, (ii) rehypothecate, or (iii) otherwise use for their own purposes assets held by them for the Private Investment Funds. Legal and beneficial title to such assets may therefore be transferred to the relevant prime broker and custodian. Similarly, any cash of the Private Investment Funds held or received by or on behalf of a prime broker or custodian may not be treated as client money and may not be subject to the client money protections conferred by the client rules of FINRA or equivalent rules of other regulators to which such prime broker or custodian may be subject. Accordingly, the cash of the Private Investment Funds may also constitute collateral and may not be segregated from the cash of the prime brokers and custodians. Consequently, Private Investment Funds may rank as an unsecured creditor in respect of such assets and cash on the insolvency of a prime broker and custodian and might not be able to recover such assets and cash in full. The inability of Private Investment Funds to recover such cash could have a material adverse effect on the Fund's performance and returns to Shareholders.

Commodity Futures Contracts. Trading in commodity interests may involve substantial risks. The low margin or premiums normally required in such trading may provide a large amount of leverage, and a relatively small change in the price of a security or contract can produce a disproportionately larger profit or loss. There is no assurance that a liquid secondary market will exist for commodity futures contracts or options purchased or sold, and a Private Investment Fund may be required to maintain a position until exercise or expiration, which could result in losses. Futures positions may be illiquid because, for example, most U.S. commodity exchanges limit fluctuations in certain futures contract prices during a single day by regulations referred to as "daily price fluctuation limits" or "daily limits." Once the price of a contract for a particular future has increased or decreased by an amount equal to the daily limit, positions in the future can neither be taken nor liquidated unless traders are willing to effect trades at or within the limit. Futures contract prices on various commodities or financial instruments occasionally have moved the daily limit for several consecutive days with little or no trading. Similar occurrences could prevent a Private Investment Fund from promptly liquidating unfavorable positions and could subject such Private Investment Fund, and therefore the Fund, to substantial losses. In addition, Private Investment Funds may not be able to execute futures contract trades at favorable prices if trading volume in such contracts is low. It is also possible that an exchange or the Commodity Futures Trading

Commission (the "CFTC") may suspend trading in a particular contract, order immediate liquidation and settlement of a particular contract, or order that trading in a particular contract be conducted for liquidation only.

Trading in commodity futures contracts and options is a highly specialized activity which may entail greater than ordinary investment or trading risks. The price of stock index futures contracts may not correlate perfectly with the movement in the underlying stock index because of certain market distortions. First, all participants in the futures market are subject to initial margin and variation margin requirements. Rather than meeting additional margin requirements, investors may close out futures contracts through offsetting transactions which would distort the normal relationship between the index and futures markets. Secondly, from the point of view of speculators, the margin requirements in the futures market are typically less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market also may cause temporary price distortions. Successful use of stock index futures contracts by a Private Investment Fund also is subject to its Investment Manager's ability to predict correctly movements in the direction of the market.

Under CFTC regulations, futures commission merchants ("FCMs") are required to maintain a client's assets in a segregated account. If a FCM used by a Private Investment Fund fails to properly segregate, the Private Investment Fund may be subject to a risk of loss of the margin on deposit with the FCM in the event of the FCM's bankruptcy. In addition, under certain circumstances, such as the inability of another client of the FCM or the FCM itself to satisfy substantial deficiencies in such other client's account, the Private Investment Fund may be subject to a risk of loss of its margin on deposit with its FCM, even if such margin funds are properly segregated. In the case of any such bankruptcy or other client loss, the Private Investment Fund might recover, even in respect of property specifically traceable to the Private Investment Fund, only a pro rata share of all property available for distribution to all of the FCM's clients, and the Fund may suffer a loss as a result.

Non-U.S. Futures Transactions. Private Investment Funds may invest in non-U.S. futures contracts and in options thereon. Non-U.S. futures transactions involve executing and clearing trades on a non-U.S. exchange. This is the case even if the non-U.S. exchange is formally "linked" to a U.S. exchange, whereby a trade executed on one exchange liquidates or establishes a position on the other exchange. No U.S. organization regulates the activities of a non-U.S. exchange, including the execution, delivery, and clearing of transactions on such an exchange, and no U.S. regulator has the power to compel enforcement of the rules of the non-U.S. exchange or the laws of non-U.S. countries. Moreover, such laws or regulations will vary depending on the country in which the transaction occurs. For these reasons, Private Investment Funds which trade on non-U.S. exchanges may not be afforded certain of the protections which apply to U.S. commodity futures transactions, including the right to use U.S. alternative dispute resolution procedures. In particular, funds received from Private Investment Funds to margin non-U.S. futures transactions may not be provided the same protections as funds received to margin futures transactions on U.S. exchanges. In addition, the price of any non-U.S. futures or option contract, and therefore, the potential profit and loss resulting therefrom, may be affected by any fluctuation in the non-U.S. exchange rate between the time the order is placed and the non-U.S. futures contract is liquidated or the non-U.S. option contract is liquidated or exercised.

Possible Effects of Speculative Position Limits. The CFTC and the U.S. commodities exchanges have established limits referred to as "speculative position limits" on the maximum net long or short speculative futures positions that any person may hold or control in certain derivatives traded on U.S. commodities exchanges. All accounts owned or managed by a commodity trading adviser, its principals and their affiliates generally will be combined for position limit purposes. Because futures position limits allow a commodity trading advisor, its principals and their affiliates to control only a limited number of contracts in any one commodity, each Investment Manager and its principals and affiliates are potentially subject to a conflict among the interests of all accounts the Investment Manager and its principals and their affiliates control which are competing for shares of that limited number of contracts. Although each Investment Manager may be able to achieve the same or similar performance results with OTC substitutes for futures contracts, the OTC market may be subject to differing prices, lesser liquidity and greater counterparty credit risks than on the U.S. exchange-traded market. Each Investment Manager may be required to reduce the size or number of positions that would otherwise be held for a Private Investment Fund or not trade in certain markets on behalf of the Private Investment Fund in order to avoid exceeding such limits. Modification of trades that would otherwise be made by a Private Investment Fund, if required, could adversely affect the Private Investment Fund's operations and profitability. A violation of speculative position limits by an Investment Manager could lead to regulatory action materially adverse to a Private Investment Fund's prospects for profitability.

The speculative position limits of the CFTC and U.S. commodities exchanges are subject to change. Any new or additional position limits imposed on an Investment Manager and its principal and affiliates may impact the Private Investment Fund's ability to invest in a manner that most efficiently meets its investment objective.

Other Instruments and Future Developments. A Private Investment Fund may take advantage of opportunities in the area of swaps, options on various underlying instruments, and certain other customized "synthetic" or derivative instruments, which will be subject to varying degrees of risk. In addition, a Private Investment Fund may take advantage of opportunities with respect to certain other "synthetic" or derivative instruments which are not presently contemplated, or which are not presently available, but which may be developed and which may be subject to significant degrees of risk.

Hedging Limitations. Although the Adviser may seek one or more Investment Managers who employ various hedging techniques, the extent and effectiveness of such hedging strategies may vary substantially. The Adviser seeks Investment Managers with limited exposure to various market factors, and as such it is generally a goal of the Adviser to retain Investment Managers who run well-hedged portfolios or use other risk-mitigating factors. However, most hedging techniques of Investment Managers will be directed primarily toward general market risks or certain issuer risks. Typically there are numerous investment risks which will not be hedged or necessarily capable of being hedged as a practical matter. To the extent unhedged, investment positions of Investment Managers will, in general, be fully exposed to market and investment risks. Hedging techniques have a variety of limitations. Hedging against a decline in the value of a portfolio position by selling short, for example, does not eliminate fluctuations in the values of portfolio positions or prevent losses if the values of such positions decline, but establishes other positions designed to gain from those same developments, thus moderating the decline in the overall portfolio positions' value. Hedging through market index options may only protect against an overall market downturn, as compared with price declines in specific securities.

Hedge transactions generally also limit the opportunity for gain if the value of the portfolio position should increase, due to the hedging cost or price decline in the hedging position. For a variety of reasons, an Investment Manager may not seek or be able to establish a sufficiently accurate correlation between hedging instruments and the portfolio holdings being hedged. Such imperfect correlation may prevent a Private Investment Fund from achieving the intended hedge or may expose the Fund to risk of loss. Such losses can include losses on the hedged position, the attempted hedge position, or both, and could be substantial. There can be no assurance, therefore, that investment positions of Private Investment Funds will be significantly hedged against investment risks or that such hedging strategies, if any, will in fact prove successful.

Risks of Fund of Hedge Funds Structure

The Private Investment Funds are not registered as investment companies under the 1940 Act. The Fund, as an investor in these Private Investment Funds, does not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies. See "Other Risks — Legal and Regulatory Risks." Although the Adviser periodically receives information from each Private Investment Fund regarding its investment performance and investment strategy, the Adviser may have little or no means of independently verifying this information. A Private Investment Fund may use proprietary investment strategies that are not fully disclosed to the Adviser, which may involve risks under some market conditions that are not anticipated by the Adviser. Investment Managers may change their investment strategies (i.e., may experience style drift) at any time.

In addition, the Private Investment Funds are organized and managed by persons having no affiliation with the Adviser. Accordingly, the Fund will be subject to the judgment, success and ability of the Investment Managers of those Private Investment Funds. The Adviser may not have complete information concerning the specific investments made by, and will have no management authority or control over, the Investment Managers. The Fund will be subject to restrictions on its ability to withdraw or reduce capital that has been invested in any Private Investment Fund. Therefore, the Adviser may be unable to react rapidly to market changes should an Investment Manager fail to effect portfolio changes consistent with such market changes and/or the intentions of the Adviser.

Private Investment Funds will generally be required by contract, applicable law or otherwise to make limited disclosures only to their investors, including the Fund, regarding their operations and performance and, as a result, transparency of such information to the Adviser will be limited. Accordingly, the Adviser will not be in a position to analyze or respond to developments within any particular Private Investment Fund unless and until information relating thereto is disseminated by the Investment Manager to its investors, including the Fund. Such information may not necessarily be timely or complete.

The Fund will conduct due diligence which the Adviser believes is adequate to select Private Investment Funds and Investment Managers with which to invest Fund assets. However, due diligence is not foolproof and may not uncover problems (whether operational or otherwise) associated with a particular Private Investment Fund or Investment Manager. The Fund may rely upon representations made by hedge fund managers, accountants, attorneys, prime brokers, and/or other investment professionals. If any such representations are misleading, incomplete, or false, this may result in the selection of Private Investment Funds and Investment Managers which might otherwise have been eliminated from consideration had fully accurate and complete information been made available to the Fund. Similarly, the Adviser conducts ongoing due diligence in an effort to detect material changes in a Private Investment Fund or Investment Manager's personnel or operations which could be material to the Fund. However, such diligence may not be effective in identifying all material problems before they occur. In addition, the policies and procedures approved by the Fund's Board of Trustees provide that the Adviser will review the valuations provided by the Investment Managers to the Private Investment Funds. However, neither the Adviser nor the Fund's Board of Trustees will be able to confirm independently the accuracy of valuations provided by the Investment Managers (which are unaudited). In addition, although the Adviser intends to employ reasonable diligence in evaluating and monitoring Private Investment Funds and Investment Managers, no amount of diligence can eliminate the possibility that one or more Private Investment Funds or Investment Managers may engage in improper or fraudulent conduct, including unauthorized changes in investment strategy, misappropriation of assets and unsupportable valuations of portfolio securities.

The Private Investment Funds typically do not maintain their securities and other assets in the custody of a bank or a member of a securities exchange, as generally required of registered investment companies. It is anticipated that the Private Investment Funds in which the Fund invests generally will maintain custody of their assets with brokerage firms which do not separately segregate such customer assets as required in the case of registered investment companies. Under the provisions of the Securities Investor Protection Act of 1970, as amended, the bankruptcy of any such brokerage firm could have a greater adverse effect on the Fund than would be the case if custody of assets were maintained in accordance with the requirements applicable to registered investment companies. There is also a risk that an Investment Manager could convert assets committed to it by the Fund for its own use or that a custodian could convert assets committed to it by an Investment Manager to its own use.

An investor in the Fund meeting the eligibility conditions imposed by the Private Investment Funds, including minimum initial investment requirements that may be substantially higher than those imposed by the Fund, could invest directly in the Private Investment Funds. By investing in the Private Investment Funds via the Fund, an investor in the Fund bears a portion of the Adviser's Management Fee and other expenses of the Fund, and also indirectly bears a portion of the asset-based fees, incentive fees/allocations and other expenses borne by the Fund as an investor in the Private Investment Funds. Each Investment Manager receives any incentive-based fees/allocations to which it is entitled irrespective of the performance of the other Private Investment Funds and the Fund generally. As a result, an Investment Manager with positive performance may receive compensation from the Fund, in the form of the asset-based fees, incentive-based fees and other expenses payable by the Fund as an investor in the relevant Private Investment Fund, even if the Fund's overall returns are negative. Investment decisions of the Private Investment Funds are made by the Investment Managers independently of each other so that, at any particular time, one Private Investment Fund may be purchasing shares in an issuer that at the same time are being sold by another Private Investment Fund. Transactions of this sort could result in the Fund directly or indirectly incurring certain transaction costs without accomplishing any net investment result, which may result in the pursuit of opposing investment strategies or result in performance that correlates more closely with broader market performances. Hidden correlations between Private Investment Funds may occur if two or more Private Investment Funds are purchasing the same securities. Because the Fund may make additional investments in or redemptions from Private Investment Funds only at certain times according to limitations set out in the governing documents of the Private Investment Funds, the Fund from time to time may have to invest some of its assets temporarily in money market securities or money market funds, among other similar types of investments.

Private Investment Funds may permit or require that redemptions of interests be made in kind. Upon its redemption of all or a portion of its interest in a Private Investment Fund, the Fund may receive securities that are illiquid or difficult to value. In such a case, the Adviser would seek to cause the Fund to dispose of these securities in a manner that is in the best interest of the Fund. The Fund may not be able to withdraw from a Private Investment Fund except at certain designated times, limiting the ability of the Adviser to redeem assets from a Private Investment Fund that may have poor performance or for other reasons.

Other risks that the Adviser believes are associated with the Fund's fund of hedge funds investment approach include:

Technological Failures. The successful deployment of a Private Investment Fund's trading systems, the implementation and operation of these trading systems and any future trading systems, and various other critical activities of the Investment Managers could be severely compromised by unforeseeable software or hardware malfunction and other technological failures, power loss, software bugs and errors, malicious code such as "worms," viruses, or "system crashes," fire or water damage, or various other events or circumstances either within or beyond the Investment Manager's control. Software bugs and errors, in particular, and their ensuing risks are an inherent part of technology-based analytics, systems and models. Any event that interrupts an Investment Manager's computer and/or telecommunications operations could result in, among other things, the inability to establish, modify, liquidate, or monitor the Private Investment Fund's investments and, for those and other reasons, could have a material adverse effect on the operating results, financial condition, activities and prospects of the Private Investment Fund and thus the Fund.

Valuation. The fund of hedge funds approach places certain constraints on the Adviser's ability to value the assets of the Fund. While the Fund will receive annual audited financial statements for each Private Investment Fund and will review the valuations provided by the Investment Managers to the Private Investment Funds, neither the Adviser nor the Fund's Board of Trustees will be able to confirm independently the accuracy of valuations provided by the Investment Managers (which are unaudited). Certain securities and other financial instruments in which the Private Investment Funds invest may not have a readily ascertainable market price and will be valued pursuant to policies and procedures established by the Investment Managers. In most cases, the Adviser will have no ability to assess the accuracy of the valuations received from a Private Investment Fund. In addition, the net asset values or other valuation information received by the Adviser from the Private Investment Funds will typically be estimates only, subject to revision through the end of each Private Investment Fund's annual audit. Revisions to the gain and loss calculations will be an ongoing process, and no net capital appreciation or depreciation figure can be considered final until the annual audit of each Private Investment Fund is completed.

Securities Believed to Be Undervalued or Incorrectly Valued. An Investment Manager may invest in securities that an Investment Manager believes are fundamentally undervalued or incorrectly valued, but such securities may not ultimately be valued in the capital markets at prices and/or within the timeframe the Investment Manager anticipates. As a result, the Fund may lose all or substantially all of its investment in a Private Investment Fund in any particular instance.

Private Investment Funds' Turnover Rates. The Private Investment Funds may invest on the basis of short-term market considerations. The turnover rate within the Private Investment Funds may be significant, potentially involving substantial brokerage commissions and fees. The Fund has no control over this turnover. As a result, it is anticipated that a significant portion of the Fund's income and gains, if any, may be derived from ordinary income and short-term capital gains. In addition, the redemption by the Fund of its interest in a Private Investment Fund could involve expenses to the Fund under the terms of the Fund's investment with that Private Investment Fund.

Investment Managers May Have Limited Capacity to Manage Additional Fund Investments. Certain Investment Managers' trading approaches presently can accommodate only a certain amount of capital. Each Investment Manager will normally endeavor not to undertake to manage more capital than such Investment Manager's approach can accommodate without risking a potential deterioration in returns. As a result, an Investment Manager may refuse to manage some or all of the Fund's assets that the Adviser seeks to allocate to such Investment Manager. Further, in the case of Investment Managers that limit the amount of additional capital that they will accept from the Fund, continued sales of Shares would dilute the indirect participation of existing Shareholders with such Investment Manager. Conversely, an Investment Manager may accept more capital than the Investment Manager can prudently manage.

Investments in Non-Voting Stock; Limitations on Voting. Private Investment Funds may, consistent with applicable law, not disclose the contents of their portfolios. This lack of transparency may make it difficult for the Adviser to monitor whether holdings of the Private Investment Funds cause the Fund to be above specified levels of ownership in certain asset classes. To avoid adverse regulatory consequences in such a case, the Fund may need to hold its interest in a Private Investment Fund in non-voting form. Additionally, in order to avoid becoming subject to certain 1940 Act prohibitions with respect to affiliated transactions, the Fund intends to own less than 5% of the voting securities of each Private Investment Fund. This limitation on owning voting securities is intended to ensure that a Private Investment Fund is not deemed an "affiliated person" of the Fund for purposes of the 1940 Act, which may, among other things, potentially impose limits on transactions with the Private Investment Funds, both by the Fund and other clients of the Adviser. To limit its voting interest in certain Private Investment Funds, the Fund may enter into contractual arrangements under which the Fund irrevocably waives its rights (if any) to vote all or a portion of its interest in a Private Investment Fund. The Fund will not receive any consideration in return for entering into a voting waiver arrangement. Other investment funds or accounts managed by the Adviser may also waive their voting rights in a particular Private Investment Fund. Subject to the oversight of the Fund's Board of Trustees, the Adviser will decide whether to waive such voting rights and, in making these decisions, will consider the amounts (if any) invested by the Adviser in the particular Private Investment Fund. These voting waiver arrangements may increase the ability of the Fund to invest in certain Private Investment Funds. However, to the extent the Fund contractually foregoes the right to vote all or a portion of its interest in a Private Investment Fund, the Fund will not be able to vote (at all or to the fullest possible extent) on matters that require the approval of the interestholders of the Private Investment Fund, including matters adverse to the Fund's interests. This restriction could diminish the influence of the Fund in a Private Investment Fund, as compared to other investors in the Private Investment Fund (which could include other investment funds or accounts managed by the Adviser, if they do not waive their voting rights in the Private Investment Fund), and adversely affect the Fund's investment in the Private Investment Fund, which could result in unpredictable and potentially adverse effects on Shareholders. There are, however, other statutory tests of affiliation (such as on the basis of control), and, therefore, the prohibitions of the 1940 Act with respect to affiliated transactions could apply in some situations where the Fund owns less than 5% of the voting securities of a Private Investment Fund. In these circumstances, transactions between the Fund and a Private Investment Fund may, among other things, potentially be subject to the prohibitions of Section 17 of the 1940 Act notwithstanding that the Fund has entered into a voting waiver arrangement.

Risk Management. The sophistication of the risk management techniques employed by Investment Managers varies. However, even the most sophisticated risk management techniques cannot protect a Private Investment Fund against loss in all circumstances. All risk management models are premised upon assumptions with respect to economic and political conditions, market sentiment and other factors. The occurrence of an aberrational event not anticipated by a model can cause a portfolio to sustain a significant loss.

OTHER RISKS

Investing in the Fund involves risks other than those associated with investments made by Private Investment Funds, including those described below:

Limited Operating History. The Fund is a recently-organized non-diversified, closed-end management investment company with limited direct operating history that investors can use to evaluate its investment performance. In addition, Private Investment Funds and/or Investment Managers with whom the Fund may invest may, in some cases, be newly organized with limited operating histories upon which to evaluate their performance.

Performance Incentive Arrangements. Each Investment Manager may receive a performance or incentive fee/allocation of generally 10-20% of net profits earned of the Private Investment Fund that it manages. These performance incentives may create an incentive for the Investment Managers to make investments that are riskier or more speculative than those that might have been made in the absence of the performance or incentive fee /allocation. In addition, these performance incentives will be calculated on a basis that includes realized and unrealized appreciation of assets, and may be greater than if it were based solely on realized gains.

Availability of Investment Opportunities. The business of identifying and structuring investments of the types contemplated by the Fund is competitive, and involves a high degree of uncertainty. The availability of investment opportunities generally is subject to market conditions as well as, in some cases, the prevailing regulatory or political climate. No assurance can be given that the Fund will be able to identify and complete attractive investments in the future or that it will be able to invest fully its subscriptions. Similarly, identification of attractive investment opportunities by Private Investment Funds is difficult and involves a high degree of uncertainty. Even if an attractive investment opportunity is identified by an Investment Manager, a Private Investment Fund may not be permitted to take advantage of the opportunity to the fullest extent desired. Other investment vehicles sponsored, managed or advised by the Adviser and its affiliates may seek investment opportunities similar to those the Fund may be seeking. The Adviser will allocate fairly between the Fund and such other investment vehicles any investment opportunities that may be appropriate for the Fund and such other investment vehicles.

Control Positions. Private Investment Funds may take control positions in companies. The exercise of control over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise and other types of liability related to business operations. In addition, the act of taking a control position, or seeking to take such a position, may itself subject a Private Investment Fund to litigation by parties interested in blocking it from taking that position. If those liabilities were to arise, or such litigation were to be resolved adversely to the Private Investment Funds, the investing Private Investment Funds likely would suffer losses on their investments.

Inadequate Return. No assurance can be given that the returns on the Fund's investments will be commensurate with the risk of investment in the Fund. Investors should not commit money to the Fund unless they have the resources to sustain the loss of their entire investment in the Fund.

Inside Information. From time to time, the Fund or its affiliates may come into possession of material, non-public information concerning an entity in which the Fund has invested, or proposes to invest. Possession of that information may limit the ability of the Fund to buy or sell securities of the entity.

Recourse to the Fund's Assets. The Fund's assets, including any investments made by the Fund and any interest in the Private Investment Funds held by the Fund, are available to satisfy all liabilities and other obligations of the Fund. If the Fund becomes subject to a liability, parties seeking to have the liability satisfied may have recourse to the Fund's assets generally and not be limited to any particular asset, such as the asset representing the investment giving rise to the liability.

Possible Exclusion of a Shareholder Based on Certain Detrimental Effects. The Fund may repurchase Shares held by a Shareholder or other person acquiring Shares from or through a Shareholder, if:

•the Shares have been transferred or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy, insolvency or adjudicated incompetence of the Shareholder;

•ownership of the Shares by the Shareholder or other person likely will cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•continued ownership of the Shares by the Shareholder or other person may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees, the Adviser or any of their affiliates, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•any of the representations and warranties made by the Shareholder or other person in connection with the acquisition of the Shares was not true when made or has ceased to be true;

•the Shareholder is subject to special regulatory or compliance requirements, such as those imposed by the Bank Holding Company Act, certain Federal Communications Commission regulations, or ERISA (as hereinafter defined) (collectively, "Special Laws or Regulations"), and the Fund determines that the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold the Shares; or

•the Fund or the Board of Trustees determine that the repurchase of the Shares would be in the best interest of the Fund.

The effect of these provisions may be to deprive an investor in the Fund of an opportunity for a return even though other investors in the Fund might enjoy such a return.

Limitations on Transfer; Shares Not Listed; No Market for Shareholder Shares. No Shareholder is permitted to transfer his, her or its Shares without the consent of the Fund. The transferability of Shares is subject to certain restrictions contained in the Fund's Agreement and Declaration of Trust and is affected by restrictions imposed under applicable securities laws. Shares are not traded on any securities exchange or other market. No market currently exists for Shares, and the Fund contemplates that one will not develop. The Shares are, therefore, not readily marketable. Although the Adviser and the Fund expect to recommend to the Board of Trustees that the Fund offer to repurchase Shares quarterly, no assurances can be given that the Fund will do so. Consequently, Shares should only be acquired by investors able to commit their funds for an indefinite period of time.

Closed-end Fund; Liquidity Risks. The Fund is a non-diversified closed-end management investment company designed primarily for long-term investors and is not intended to be a trading vehicle. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on net asset value.

Repurchase Risks. With respect to any future repurchase offer, Shareholders tendering any Shares for repurchase must do so by a date specified in the notice describing the terms of the repurchase offer (the "Notice Date"). The Notice Date generally will be 100 days prior to the date as of which the Shares to be repurchased are valued by the Fund (the "Valuation Date"). Tenders will be revocable upon written notice to the Fund up to 30 days prior to the Valuation Date. Shareholders that elect to tender any Shares for repurchase will not know the price at which such Shares will be repurchased until the Fund's net asset value as of the Valuation Date is able to be determined, which determination is expected to be able to be made only late in the month following that of the Valuation Date. It is possible that during the time period between the Expiration Date and the Valuation Date, general economic and market conditions, or specific events affecting one or more underlying Private Investment Funds, could cause a decline in the value of Shares in the Fund. In addition, the Fund is subject to certain Private Investment Funds' initial lock-up periods beginning at the time of the Fund's initial investment in a Private Investment Fund, during which the Fund may not withdraw its investment. In addition, certain Private Investment Funds may at times elect to suspend completely or limit withdrawal rights for an indefinite period of time in response to market turmoil or other adverse conditions (such as those experienced by many hedge funds during the financial crisis). During such periods, the Fund thus may not be able to liquidate its holdings in such Private Investment Funds in order to meet repurchase requests. In addition, should the Fund seek to liquidate its investment in a Private Investment Fund that maintains a side pocket or SPV, the Fund might not be able to fully liquidate its investment without delay, which could be considerable. The Fund may need to suspend or postpone repurchase offers if the Fund is not able to dispose of its interests in Private Investment Funds in a timely manner. See "Redemptions, Repurchases and Transfers of Shares."

Substantial Repurchases. Substantial requests for the Fund to repurchase Shares could require the Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases and achieve a market position appropriately reflecting a smaller asset base. This could have a material adverse effect on the value of the Shares.

To the extent the Fund obtains repurchase proceeds by disposing of its interest in certain Private Investment Funds, the Fund will thereafter hold a larger proportion of its assets in the remaining Private Investment Funds, some of whose interests at times may be less liquid or illiquid. This could adversely affect the ability of the Fund to fund subsequent repurchase requests of Shareholders or to conduct future repurchases at all. In addition, after giving effect to such dispositions, the remaining Private Investment Funds may not reflect the Adviser's ideal judgments as to the desired portfolio composition of the Fund's Private Investment Funds, in that the Fund's performance may be tied to the performance of fewer Private Investment Funds and/or may not reflect the Adviser's judgment as to the Fund's optimal exposure to particular asset classes or investment strategies. These consequences may be particularly applicable if the Fund receives requests to repurchase substantial amounts of Shares, and may have a material adverse effect on the Fund's ability to achieve its investment objective and the value of the Shares. In addition, substantial repurchases of Shares could result in a sizeable decrease in the Fund's net assets, resulting in an increase in the Fund's total annual operating expense ratio.

Potential Significant Effect of the Performance of a Limited Number of Investments or Strategies. The Adviser expects that the Fund will participate in multiple investments. The Fund may, however, make investments in a limited number of Private Investment Funds and Private Investment Funds may make investments in a limited number of portfolio companies. In either instance, these limited numbers of investments may have a significant effect on the performance of the Fund.

Special Tax Risks. Special tax risks are associated with an investment in the Fund. The Fund has elected to, and intends to meet the requirements necessary to, qualify as a "regulated investment company" or "RIC" under Subchapter M of the Code. As such, the Fund must satisfy, among other requirements, certain ongoing asset diversification, source-of-income and annual distribution requirements. Each of these ongoing requirements for qualification for the favorable tax treatment available to RICs requires that the Fund obtain information from the Private Investment Funds in which the Fund is invested.

If before the end of any quarter of its taxable year, the Fund believes that it may fail the asset diversification requirement, the Fund may seek to take certain actions to avert such a failure. The Fund may try to acquire additional interests in Private Investment Funds to bring itself into compliance with the asset diversification test. However, the action frequently taken by RICs to avert such a failure, the disposition of non-diversified assets, may be difficult for the Fund to pursue because the Fund may redeem its interest in a Private Investment Fund only at certain times specified by the governing documents of each respective Private Investment Fund. While relevant provisions also afford the Fund a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Fund's ability to effect a redemption from a Private Investment Fund referred to above may limit utilization of this cure period.

If the Fund fails to satisfy the asset diversification or other RIC requirements, it may lose its status as a RIC under the Code. In that case, all of the Fund's taxable income would be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions to Shareholders. In addition, all distributions (including distributions of net capital gain) would be taxed to their recipients as dividend income to the extent of the Fund's current and accumulated earnings and profits. Accordingly, disqualification as a RIC would have a material adverse effect on the value of the Fund's Shares and the amount of the Fund's distributions.

Additional Tax Considerations; Distributions to Shareholders and Payment of Tax Liability. The Fund will distribute substantially all of its net investment income and gains to Shareholders. These distributions are taxable as ordinary income or capital gains to the Shareholder. Shareholders may be proportionately liable for taxes on income and gains of the Fund, but Shareholders not subject to tax on their income will not be required to pay tax on amounts distributed to them. The Fund will inform Shareholders of the amount and character of its distributions to Shareholders. See "Tax Considerations" below for more information. If the Fund distributes less than an amount equal to the sum of 98% of its ordinary income and 98.2% of its capital gain net income, plus any such amounts that were not distributed in previous tax years, then the Fund will be subject to a nondeductible 4% excise tax with respect to the Fund's nondistributed amounts.

In addition, the Fund invests in Private Investment Funds located outside the U.S. Such Private Investment Funds may be subject to withholding tax on their investments in such jurisdictions. Any such withholding tax would reduce the return on the Fund's investment in such Private Investment Funds and thus on the Shareholders' investment in the Fund. See "Tax Considerations."

Legal and Regulatory Risks. Legal, tax, and regulatory changes, as well as judicial decisions, could adversely affect the Fund, the Adviser, the Private Investment Funds, the Investment Managers and/or the investment strategies used to implement the Private Investment Funds' trading programs. The regulatory environment for private investment funds continues to evolve, and changes in the regulation of private investment funds may adversely affect the value of the Fund's investments and the ability of the Fund to implement its investment strategy (including the use of leverage). The financial services industry generally and the activities of private investment funds (such as the Private Investment Funds) and their Investment Managers, in particular, have been the subject of increasing legislative and regulatory scrutiny. Such scrutiny may increase a Private Investment Fund's and/or an Investment Manager's legal, compliance, administrative and other related burdens and costs as well as regulatory oversight or involvement in a Private Investment Fund and/or an Investment Manager or result in ambiguity or conflict among legal or regulatory schemes applicable to a Private Investment Fund and/or an Investment Manager. Any litigation or regulatory proceeding may consume substantial amounts of the Adviser's time and attention, which may disrupt the management of the Fund by the Adviser, and that time and the devotion of these resources to litigation or a regulatory proceeding may, at times, be disproportionate to the amounts at stake in the litigation or regulatory proceeding.

In addition, Investment Managers may also be the subject of regulatory investigations or inquiries. There is no assurance as to the adequacy of background checks of Investment Managers. As a result of any such investigations or inquiries, an Investment Managers could be named as a defendant in a regulatory action or other litigation. The outcome of such proceedings, which may materially affect the value of the Fund's investment or the reputation of the Investment Managers, are impossible to anticipate, and such proceedings may continue without resolution for long periods of time. Any such proceeding may consume substantial amounts of the Investment Manager's time and attention.

The regulation of the U.S. and non-U.S. securities and futures markets and investment funds such as the Fund has undergone substantial change in recent years and such change may continue. In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was signed into law in July 2010. The Dodd-Frank Act contains changes to the existing regulatory structure in the United States and is intended to establish rigorous oversight standards to protect the U.S. economy and American consumers, investors and businesses. The Dodd-Frank Act requires additional regulation of hedge fund managers, including requirements for such managers to register as investment advisers under the Advisers Act, and to disclose various information to regulators about the positions, counterparties and other exposures of the hedge funds managed by such managers.

The Dodd-Frank Act significantly alters the regulation of commodity interests and comprehensively regulates the over-the-counter derivatives markets for the first time in the U.S. Provisions in the new law include: new registration requirements with the SEC and/or the CFTC, recordkeeping, capital, and margin requirements for "swap dealers" and "major swap participants" as determined by the new law and applicable regulations, and the requirement that certain standardized over-the-counter derivatives be executed in regulated markets and submitted for clearing through regulated clearinghouses. Over-the-counter derivatives transactions traded through clearinghouses will be subject to margin requirements set by clearinghouses and possibly to additional requirements set by the SEC and/or the CFTC. Regulators also have discretion to set margin requirements for over-the-counter derivative transactions that do not take place through clearinghouses. Over-the-counter derivatives dealers will be required to post margin to the clearinghouses through which they clear their customer trades instead of using such margin in their operations as they are currently permitted to do. This will increase the dealers' costs and may be passed through to other market participants, such as a Private Investment Fund, in the form of higher fees or spreads and less favorable dealer valuations.

The Adviser, on behalf of the Fund, has claimed a temporary exemption from the definition of the term "commodity pool operator" ("CPO") under the Commodity Exchange Act ("CEA") with respect to its management of the Fund. Therefore, neither the Fund nor the Adviser (with respect to the Fund) is currently subject to registration or regulation as a commodity pool or CPO under the CEA. When the temporary exemption expires, to the extent the Fund is not otherwise eligible to claim an exclusion from regulation by the CFTC, the Fund will operate subject to CFTC regulation. If the Adviser and Fund become subject to CFTC regulation, as well as related National Futures Association rules, the Fund may incur additional compliance and other expenses.

Many regulations have been adopted and reports prepared by various agencies for the purpose of implementing the Dodd-Frank Act, but many of these regulations have not yet taken effect. It is unknown in what form, when and in what order significant regulatory initiatives may be implemented or the impact any such implemented regulations will have on Private Investment Funds and/or Investment Managers and, in turn, the Fund, the markets or instruments in which Private Investment Funds invest or the counterparties with whom Private Investment Funds conduct business. The effect of the Dodd-Frank Act or other regulatory change on the Fund and/or Private Investment Funds, while impossible to predict, could be substantial and adverse. In addition, the practice of short selling has been the subject of numerous temporary restrictions, and similar restrictions may be promulgated at any time. Such restrictions may adversely affect the returns of Private Investment Funds that utilize short selling. See "Types of Investments and Related Risks — Investment Related Risks — Short Sales." Certain tax risks associated with an investment in the Fund are discussed in "Tax Considerations."

Assessment of Risk. The Adviser uses a third party risk management service provider ("Third Party Risk Manager") to assist it with its risk analysis program. A number of Private Investment Funds report to a Third Party Risk Manager their portfolio positions and other financial data, and the Third Party Risk Manager in turn uses this information to produce risk and exposure evaluation reports for The Adviser. Neither the Third Party Risk Manager nor the Adviser independently verifies the information provided by Money Managers. In addition, not all Investment Managers provide full position transparency to the Third Party Risk Manager. For Investment Managers that provide less than or no position transparency, the Third Party Risk Manager may use other available information such as performance returns to calculate risk. To the extent that any information provided or used is inaccurate or incomplete or the models are not suitable for measuring the risk for an Investment Manager's strategy, this could affect the risk evaluations contained in the reports. The Third Party Risk Manager's risk estimates contained in the reports are generated using quantitative models and no such models can predict actual losses in future real world scenarios. The estimates of losses contained in the reports are based upon calculations made by the Third Party Risk Manager and may not track the actual losses incurred. The Fund (and investors) may experience actual losses that are significantly worse than those estimated in the Third Party Risk Manager reports.

Special Risks Related to Cyber Security. The Fund and its service providers are susceptible to cyber security risks that include, among other things, theft, unauthorized monitoring, release, misuse, loss, destruction or corruption of confidential and highly restricted data; denial of service attacks; unauthorized access to relevant systems, compromises to networks or devices that the Fund and its service providers use to service the Fund's operations; or operational disruption or failures in the physical infrastructure or operating systems that support the Fund and its service providers. Cyber attacks against or security breakdowns of the Fund or its service providers may adversely impact the Fund and its shareholders, potentially resulting in, among other things, financial losses; the inability of Fund shareholders to transact business and the Fund to process transactions; inability to calculate the Fund's NAV; violations of applicable privacy and other laws; regulatory fines, penalties, reputational damage, reimbursement or other compensation costs; and/or additional compliance costs. The Fund may incur additional costs for cyber security risk management and remediation purposes. In addition, cyber security risks may also impact issuers of securities in which the Fund invests, which may cause the Fund's investment in such issuers to lose value. There can be no assurance that the Fund or its service providers will not suffer losses relating to cyber attacks or other information security breaches in the future.

LIMITS OF RISK DISCLOSURES

The above discussions of the various risks associated with the Fund and the Shares are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund. Prospective investors should read this entire Prospectus and consult with their own advisors before deciding whether to invest in the Fund. In addition, as the Fund's investment program changes or develops over time, an investment in the Fund may be subject to risk factors not described in this Prospectus. The Fund will update this Prospectus to account for any material changes in the risks involved with an investment in the Fund.

MANAGEMENT OF THE FUND

General

The Fund's Board of Trustees provides broad oversight over the operations and affairs of the Fund. A majority of the Fund's Trustees is comprised of persons who are independent trustees.

FRM serves as the Fund's investment adviser, subject to the ultimate supervision of, and any policies established by, the Fund's Board of Trustees, pursuant to the terms of an investment advisory agreement with the Fund (the "Investment Advisory Agreement").

Under the terms of an Investment Advisory Agreement, the Adviser allocates the Fund's assets and monitors regularly each Private Investment Fund to determine whether its investment program is consistent with the Fund's investment objective and whether its investment performance and other criteria are satisfactory. The Adviser may reallocate the Fund's assets among Private Investment Funds, terminate its relationship with Private Investment Funds and select additional Private Investment Funds, subject in each case to the ultimate supervision of, and any policies established by, the Fund's Board of Trustees.

FRM is a Delaware limited liability corporation, with its principal business address at 452 5 th Avenue, 26 th Floor, New York, NY 10018. FRM provides investment advisory services and sub-advisory services to U.S. and non-U.S. affiliated pooled investment vehicles (including private investment funds and closed-end funds). FRM is wholly-owned by Man Principal Strategies Corp ("MPS") which is ultimately controlled by Man Group plc. Man Group plc is listed on the London Stock Exchange, and provides investment management services for institutional and private investors globally. As of March 31, 2016, FRM had $XXX in assets under management.

Portfolio Manager

The day-to-day portfolio management of the Fund is the responsibility of the Portfolio Manager of the Adviser ("Portfolio Manager"), Thomas N. Williams. The Portfolio Manager is subject to oversight by the Fund's Board of Trustees.

Thomas N. Williams. Tom Williams is the Chief Investment Officer of Pine Grove Funds at FRM, based in New York, and a member of FRM's Investment Executive. Prior to assuming his current role, Tom was a Managing Member, the Chief Investment Officer and the Head of Investments at Pine Grove Asset Management (now operating as Pine Grove Funds under the FRM business). Prior to this, Tom practiced law in California for three years, specializing in intellectual property and venture capital transaction. Tom holds a Bachelor of Arts in Economics from Trinity College and a JD from the University of Southern California School of Law. Tom is also a member of the CFA Institute and the New York Society of Security Analysts.

The SAI provides additional information about the compensation of the Portfolio Manager, other accounts managed by the Portfolio Manager, and the Portfolio Manager's ownership of Shares in the Fund.

Administrator

The Administrator for the Fund is Atlantic Fund Administration, LLC (d/b/a Atlantic Fund Services) ("Atlantic" or "Administrator"), which has its principal office at Three Canal Plaza, Suite 600, Portland, Maine 04101. Atlantic performs certain administration, accounting and investor services for the Fund. In consideration for these services, the Fund pays Atlantic a fee for services calculated based upon the average net assets of the Fund, subject to a minimum monthly fee, and reimburses certain of Atlantic's expenses.

Custodian

J.P. Morgan Chase Bank, N. A. ("Custodian"), a national banking association, serves as the Custodian of the assets of the Fund, and may maintain custody of such assets with U.S. and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies), subject to policies and procedures approved by the Board of Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts, except to the extent that securities may be held in the name of the Custodian, subcustodian or foreign custodians in a securities depository, clearing agency or omnibus customer account. The Custodian's principal business address is 4 New York Plaza New York, New York 10004.

FUND EXPENSES

The Adviser bears all of its own costs incurred in providing investment advisory services to the Fund, including travel and other expenses related to the selection and monitoring of Investment Managers. As described below, however, the Fund bears all other expenses related to its investment program. The Adviser also provides, or arranges at its expense, for certain management and administrative services to be provided to the Fund. Among those services are: providing office space and other support services, maintaining and preserving certain records, preparing and filing various materials with state and U.S. federal regulators, providing legal and regulatory advice in connection with administrative functions and reviewing and arranging for payment of the Fund's expenses.

Expenses borne by the Fund (and thus indirectly by Shareholders) include, but are not limited to, the following:

•all expenses related to its investment program, including, but not limited to, expenses borne indirectly through the Fund's investments in the underlying Private Investment Funds, including any fees and expenses charged by the Investment Managers of the Private Investment Funds (including management fees, performance or incentive fees/allocations and redemption or withdrawal fees, however titled or structured), all costs and expenses directly related to portfolio transactions and positions for the Fund's account such as direct and indirect expenses associated with the Fund's investments, including its investments in Private Investment Funds (whether or not consummated), and enforcing the Fund's rights in respect of such investments, transfer taxes and premiums, taxes withheld on non-U.S. dividends, fees for data and software providers, research expenses, professional fees (including, without limitation, the fees and expenses of consultants, attorneys and experts) and, if applicable, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees;

•any non-investment related interest expense;

•attorneys' fees and disbursements associated with preparing and updating the Fund's registration statement and with reviewing potential investments to be made in Private Investment Funds;

•fees and disbursements of any accountants engaged by the Fund, expenses related to the annual audit of the Fund and the preparation of the Fund's tax information;

•fees paid and out-of-pocket expenses reimbursed to the Administrator;

•recordkeeping, custody and transfer agency fees and expenses;

•the costs of errors and omissions/Trustees' and officers' liability insurance and a fidelity bond;

•the Management Fee;

•the costs of preparing and mailing reports and other communications, including proxy, tender offer correspondence or similar materials, to Shareholders;

•fees of Trustees who are not "interested persons" and travel expenses of Trustees relating to meetings of the Fund's Board of Trustees and committees thereof;

•all costs and charges for equipment or services used in communicating information regarding the Fund's transactions among the Adviser and any custodian or other agent engaged by the Fund;

•any extraordinary expenses (as defined below), including indemnification expenses as provided for in the Fund's organizational documents; and

•costs of market information services (e.g. Bloomberg), risk measurement services and outside compliance services.

Certain expenses of the Fund attributable to a particular share class ("Class Expenses") will be allocated to the share class to which they are attributable. Class Expenses are limited to: (i) Distribution and Service Fees; (ii) recordkeeping, custody and transfer agency and sub-transfer agency fees and expenses; (iii) printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of a specific series; (iv) the expense of administrative personnel and services to support the shareholders of a specific series; (v) litigation or other legal expenses relating solely to one series; and (vi) Trustees' fees incurred as a result of issues relating to one series. Certain expenses may be allocated differently if their method of imposition changes. Thus, if a Class Expense can no longer be attributed to a series, it will be charged to the Fund. Any additional Class Expenses not specifically identified above which are subsequently identified and determined to be properly allocated to one series of shares shall not be so allocated until approved by the Board of Trustees in light of the requirements of the 1940 Act and the Code.

The Adviser will be reimbursed by the Fund for any of the above expenses that it pays on behalf of the Fund, except as otherwise provided above.

The Fund incurred organizational expenses and initial offering costs of $281,477. The Fund's offering costs were capitalized and amortized over the 12 month period ended on December 31, 2014. The Fund also bears certain ongoing costs associated with the Fund's continuous offering of Shares (mostly printing expenses).

"Extraordinary expenses" are expenses incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding and indemnification expenses.

Private Investment Funds bear various expenses in connection with their operations similar to those incurred by the Fund. Investment Managers generally assess asset-based fees to, and receive incentive-based fees from, the Private Investment Funds (or their investors), which effectively will reduce the investment returns of the Private Investment Funds. These expenses and fees will be in addition to those incurred by the Fund itself. As an investor in the Private Investment Funds, the Fund will bear its proportionate share of the expenses and fees of the Private Investment Funds and will also be subject to incentive fees/allocations to the Investment Managers.

MANAGEMENT FEE

In consideration of the advisory and other services provided by the Adviser to the Fund, the Fund pays the Adviser the Management Fee, accrued monthly and paid quarterly in arrears, at the rate of 0.225% (0.90% on an annualized basis) of the value of the Fund's month end net assets. The Management Fee is an expense paid out of the Fund's assets. The Management Fee is computed based on the value of the net assets of the Fund as of the close of business on the last business day of each month (including any assets in respect of Shares that will be repurchased by the Fund as of the end of the month) and is due and payable in arrears within ten business days after the end of the month.

Expense Cap

The Adviser has agreed to waive and/or reimburse other expenses of the Fund ("Other Expenses") (excluding extraordinary expenses, any shareholder servicing fees and the following investment related expenses: foreign country tax expense and interest expense on amounts borrowed by the Fund) to the extent necessary in order to cap other expenses of the Fund's Class A Shares at X.XX% and the Fund's

Class I Shares at 0.60%. The expense cap of the Fund will be in effect until August 1, 2017. The Acquired Fund Fees and Expenses are not subject to the Fund's expense cap. "Extraordinary expenses" are expenses incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceedings and indemnification expenses. For a period of five years subsequent to the Fund's commencement of operations, the Adviser may recover from the Fund expenses reimbursed during the prior three years if the Fund's other expenses, including the recovered expenses, falls below the expense cap. The expense reimbursement agreement that existed since inception of the Fund remained in place with materially identical terms following the acquisition by Man. Accordingly, pursuant to the terms of the expense reimbursement agreement, the Adviser may recover from the Fund amounts waived by the Adviser.

ADVISER PAYMENTS

The Adviser may pay additional compensation, out of its own funds and not as an additional charge to the Fund, to selected brokers, dealers or other financial intermediaries ("Intermediaries") for the purpose of introducing an RIA or Selling Agent to the Fund and/or promoting the recommendation of Shares of the Fund by an RIA or Selling Agent. Such payments are made quarterly by the Adviser. The payments made by the Adviser may be based on the net asset value of the Fund as determined by the Adviser. The amount of these payments is determined from time to time by the Adviser and may be substantial. Such additional compensation to the Intermediary will not exceed 0.075% of the average net asset value of the outstanding Shares beneficially owned over the applicable quarter (0.30% on an annualized basis) by clients of the RIA or Selling Agent by virtue of the efforts of such Intermediary. In addition, the Adviser may, from time to time and from its own resources, pay, defray or absorb costs relating to distribution, including payments out of its own resources to the Distributor. For a description of payments the Adviser currently makes to Distributor from its own resources, see "Plan of Distribution."

SHAREHOLDER SERVICING FEE

The Fund pays the Administrator, and the Administrator pays each Service Agent, a monthly shareholder servicing fee of 0.070833% (0.85% on an annualized basis) of the net asset value of the outstanding Class A Shares attributable to the clients of the Service Agent who are invested in the Fund through the Service Agent. The maximum aggregate Shareholder Servicing Fee payable by the Fund to the Administrator and all Service Agents will not exceed 4.9% of the aggregate offering proceeds of the offering of Class A Shares. In exchange for this fee, the Service Agent will respond to Shareholder inquiries about the Fund, facilitate Fund communications with Shareholders, assist Shareholders in changing account designations or addresses, and assist Shareholders in processing repurchase requests.

CALCULATION OF NET ASSET VALUE

The value of the Fund's net assets is determined as of the close of the Fund's business at the end of each month in accordance with the procedures described below or as may be determined from time to time in accordance with the valuation policies and procedures adopted by the Board of Trustees. The Fund's Board of Trustees has approved procedures pursuant to which the Fund values its investments in Private Investment Funds at fair value, which ordinarily will be the value provided to the Fund by the Private Investment Funds' Investment Managers from time to time, usually monthly. In accordance with these procedures, fair value as of each month-end ordinarily will be the value determined as of such month-end for each Private Investment Fund in accordance with the Private Investment Fund's valuation policies and reported at the time of the Fund's valuation. Because most Investment Managers will provide the Fund with their determinations of the month-end net asset value of their Private Investment Funds after the relevant month-end, the Fund expects to calculate its month-end net asset value and net asset value per Share within 30 calendar days following the relevant month-end. This information will be available to Shareholders upon request. In the event that a Private Investment Fund does not report a month-end value to the Fund on a timely basis, the Fund would determine the fair value of such Private Investment Fund based on the most recent final or estimated value reported by the Private Investment Fund, as well as any other relevant information available at the time the Fund values its portfolio.

Prior to investing in any Private Investment Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by the Private Investment Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with those used by the Fund for valuing its own investments. In addition, the procedures approved by the Fund's Board of Trustees provide that the Adviser will review the valuations provided by the Investment Managers to the Private Investment Funds. However, neither the Adviser nor the Fund's Board of Trustees will be able to confirm independently the accuracy of valuations provided by such Investment Managers (which are unaudited). Accordingly, the valuations of the Investment Manager generally will be relied upon by the Fund.

The Fund's valuation procedures require the Adviser to consider all relevant information available at the time the Fund values its portfolio. The Adviser and/or the Fund's Board of Trustees will consider such information, and may conclude in certain circumstances that the information provided by the Investment Manager of a Private Investment Fund does not represent the fair value of the Fund's interest in the Private Investment Fund. Although redemptions of investments in Private Investment Funds are subject to advance notice requirements, Private Investment Funds will typically make available net asset value information to holders which will represent the price at which, even in the absence of redemption activity, the Private Investment Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Private Investment Fund's governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Fund's Board of Trustees, in the absence of specific transaction activity in the investment in a particular Private Investment Fund, the Fund would consider whether it was appropriate, in light of all relevant circumstances, to value such a position at its net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. In accordance with generally accepted accounting principles and industry practice, the Fund may not always apply a discount in cases where there was no contemporaneous redemption activity in a particular Private Investment Fund. In other cases, as when a Private Investment Fund imposes extraordinary restrictions on redemption, or when there have been no recent transactions in Private Investment Fund interests, the Fund may determine that it was appropriate to apply a discount to the net asset value of the Private Investment Fund. Any such decision would be made in good faith, and subject to the review and supervision of the Fund's Board of Trustees.

The valuations reported by the Investment Managers of the Private Investment Funds, upon which the Fund calculates its month-end net asset value, may be subject to later adjustment, based on information reasonably available at that time. For example, fiscal year-end net asset value calculations of the Private Investment Funds are audited by their independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time. Because such adjustments or revisions, whether increasing or decreasing the net asset value of the Fund at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustments or revisions will not affect the amount of the repurchase proceeds of the Fund received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Investment Managers or revisions to net asset value of a Private Investment Fund adversely affect the Fund's net asset value, the outstanding Shares will be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a net asset value higher than the adjusted amount. Conversely, any increases in the net asset value resulting from such subsequently adjusted valuations will be entirely for the benefit of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a net asset value lower than the adjusted amount and received their repurchase proceeds. The same principles apply to the purchase of Shares. New Shareholders may be affected in a similar way.

To the extent the Adviser invests the assets of the Fund in securities or other instruments that are not investments in Private Investment Funds, the Fund will generally value such assets as described below.

The Fund values securities for which market quotations are readily available, including certain open-end investment companies, at current market value, except for certain short-term securities which are valued at amortized cost. Securities for which market quotations are readily available are valued using the last reported sales price provided by independent pricing services as of the close of trading on the NYSE on each Fund business day. In the absence of sales, such securities are valued at the mean of the last bid and asked price. Non-exchange traded securities for which quotations are readily available are generally valued at the mean between the current bid and asked price. Investments in other open-end registered investment companies are valued at their net asset value. Fixed-income securities may be valued at prices supplied by the Fund's pricing agent based on broker- or dealer-supplied valuations or matrix pricing, a method of valuing securities by reference to the value of other securities with similar characteristics, such as rating, interest rate and maturity.

Market quotations may not be readily available or may be unreliable if, among other things, (1) the exchange on which a Fund portfolio security is principally traded closes early, (2) trading in a portfolio security was halted during the day and did not resume prior to the time that the Fund calculates its net asset value, or (3) events occur after the close of the securities markets on which the Fund's portfolio securities primarily trade but before the time the Fund calculates its net asset value.

If market prices are not readily available or the Fund reasonably believes that they are unreliable, such as in the case of a security value that has been materially affected by events occurring after the relevant market closes, the Fund is required to value such securities at fair value as determined in good faith using procedures approved by the Board. The Board has delegated day-to-day responsibility for fair value determinations to the Adviser. Fair valuation may be based on subjective factors. As a result, the fair value price of a security may differ from that security's market price and may not be the price at which the security may be sold. Fair valuation could result in a different net asset value than a net asset value determined by using market quotes.

In general, fair value represents a good faith determination of the current value of an asset (or, with regard to a short sale, a liability) and will be used when there is no public market or possibly no market at all for the asset (or, with regard to a short sale, the liability). The fair values of one or more assets (or, with regard to short sales, liabilities) may not be the prices at which those assets (or, with regard to short sales, liabilities) are ultimately sold. In such circumstances, the Adviser and/or the Fund's Board of Trustees will reevaluate its fair value methodology to determine, what, if any, adjustments should be made to the methodology.

Expenses of the Fund, including the Management Fee and the costs of any borrowings, are accrued on a monthly basis on the day net asset value is calculated and taken into account for the purpose of determining net asset value.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund's net assets if the judgments of the Fund's Board of Trustees, the Adviser, or Investment Managers to the Private Investment Funds should prove incorrect. Also, Investment Managers to the Private Investment Funds will only provide determinations of the net asset value of Private Investment Funds on a monthly basis, in which event it will not be possible to determine the net asset value of the Fund more frequently.

CONFLICTS OF INTEREST

The Adviser and its affiliates, as well as many of the Investment Managers and their respective affiliates, manage other accounts (including other funds and accounts in which the Investment Managers may have an interest) other than the Fund and the Private Investment Funds (collectively, "Other Accounts"). Other Accounts, together with the Private Investment Funds, could increase the level of competition for the same trades, including the priorities of order entry. This could make it difficult or impossible for a Private Investment Fund to take or liquidate a position in a particular security at a price indicated by an Investment Manager's strategy.

In addition, investment professionals associated with Investment Managers may employ different trading methods, policies and strategies for different funds or accounts. Therefore, the results of a Private Investment Fund's trading may differ from those of the other accounts traded by the same Investment Manager. As the funds under management by a particular Investment Manager increase, the Investment Manager may have increasing difficulty implementing an investment strategy which may have been successful in the past, or difficulty finding sufficient investment opportunities which are attractive. Alternatively, an Investment Manager who has been successful may limit the amount of capital it is willing to manage and may decline to accept an additional investment from the Fund.

There can be no assurances that an Investment Manager's future results will be as successful as his or her past performance. Moreover, even where an Investment Manager has achieved excellent results over an extended period, because of cyclical movements and volatility, period to period results may differ materially. Accordingly, the Adviser believes that an investment in the Fund is suitable only for those investors who intend to make a long-term investment in the Fund.

The results of the Fund's investment activities may differ significantly from the results achieved by the Adviser and its affiliates or an Investment Manager for their Other Accounts. It is possible that the Adviser or an Investment Manager will achieve investment results with respect to one or more Other Accounts that are substantially more or less favorable than the results achieved by the Fund. Moreover, it is possible that the Fund will sustain losses during periods in which the Adviser or an Investment Manager achieves significant profits on their trading with respect to one or more Other Accounts. The opposite result is also possible.

The investment activities of the Adviser or an Investment Manager for Other Accounts may also limit the investment opportunities for the Fund in certain emerging and other markets in which limitations are imposed upon the amount of investment, in the aggregate or in individual issuers, by related foreign investors.

There may be circumstances under which the Adviser or an Investment Manager will cause one or more Other Accounts to commit a larger percentage of their assets to an investment opportunity than the percentage of the Fund's or a Private Investment Fund's assets they commit to such investment. There also may be circumstances under which the Adviser or an Investment Manager purchases or sells an investment for their Other Accounts and does not purchase or sell the same investment for the Fund or a Private Investment Fund, or purchases or sells an investment for the Fund and does not purchase or sell the same investment for one or more Other Accounts. However, it is the policy of the Adviser, and generally also the policy of the Investment Managers, that investment decisions for the Fund and Other Accounts be made based on a consideration of their respective investment objectives and policies, and other needs and requirements affecting each account that they manage, and investment transactions and opportunities be fairly allocated among their clients, including the Fund.

The Adviser, Investment Managers and their respective affiliates may have interests in Other Accounts they manage which differ from their interests in the Fund and Private Investment Funds and may manage such accounts on terms that are more favorable to them than the terms on which they manage the Fund or Private Investment Funds. In addition, the Adviser and Investment Managers may charge fees to Other Accounts and be entitled to receive performance-based incentive allocations from Other Accounts that are lower than the fees to which the Fund and its Shareholders are subject.

Broker-dealers may act as Selling Agents to assist in the distribution of Class A Shares. Any sales load with respect to Class A Shares will be in addition to a Shareholder's investment. The amount of the sales load is set forth in "Plan of Distribution." The Selling Agents may in their sole discretion waive the sales load payable by a Shareholder as described in "Purchases of Shares." In addition, the Fund will pay the Administrator, and the Administrator will pay each Service Agent that enters into a Shareholder Servicing Agreement with the Administrator, a monthly shareholder servicing fee at the annual rate of up to 0.85% of the net asset value of the outstanding Class A Shares beneficially owned by customers of the Service Agent, as set forth in "Shareholder Servicing Fee." The potential for Selling Agents and Service Agents to receive compensation in connection with a client's investment in the Fund's Class A Shares in the form of a sales load or Shareholder Servicing Fee, respectively, presents the Selling Agents and Service Agents with a potential conflict of interest in recommending that such client purchase Class A Shares in the Fund.

In addition, the prospect of receiving, or the receipt of, additional compensation by the Selling Agents and Service Agents in the form of a sales load or Shareholder Servicing Fee, respectively, may provide such Selling Agents and Service Agents and/or their salespersons with an incentive to favor sales of Class A Shares in the Fund and interests in funds whose affiliates make similar compensation available over sales of interests in funds (or other fund investments) with respect to which a Selling Agent or Service Agent does not receive additional compensation or receives lower levels of additional compensation. Prospective investors should take such payment arrangements into account when considering and evaluating any recommendations relating to Shares.

PURCHASES OF SHARES

Purchase Terms

The Fund accepts initial and additional purchases of Shares as of the first business day of each calendar month at the Fund's then current net asset value per share, plus the applicable sales load for Class A Shares. The investor must submit a completed application form four business days before the applicable purchase date. All purchases are subject to the receipt of immediately available funds four business day prior to the applicable purchase date in the full amount of the purchase (to enable the Fund to invest the proceeds in Private Investment Funds as of the applicable purchase date). An investor who misses one or both of these deadlines will have the effectiveness of its investment in the Fund delayed until the following month.

Despite having to meet the earlier application and funding deadlines described above, the Fund does not issue the Shares purchased (and an investor does not become a Shareholder with respect to such Shares) until the applicable purchase date, i.e., the first business day of the relevant calendar month. Consequently, purchase proceeds do not represent capital of the Fund, and do not become assets of the Fund, until such date.

Any amounts received in advance of the initial or subsequent purchases of Shares are placed in a non-interest-bearing account maintained by the Transfer Agent (as defined herein) prior to their investment in the Fund, in accordance with Rule 15c2-4 under the Securities Exchange Act of 1934, as amended. The Fund reserves the right to reject any purchase of Shares in certain limited circumstances (including, without limitation, when it has reason to believe that a purchase of Shares would be unlawful).

Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned to the prospective investor.

Investors purchasing Class A Shares of the Fund may be charged a sales load of up to 3.00% of the amount of the investor's purchase.

A Selling Agent may, at its discretion, waive the sales load for the purchase of Class A Shares of the Fund by or on behalf of: (i) purchasers for whom the Adviser, Pine Grove or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity; (ii) employees and retired employees (including spouses, children, and parents of employees and retired employees) of the Adviser, Pine Grove and any affiliates of the Adviser or Pine Grove; (iii) Trustees and retired Trustees of the Fund (including spouses, children and parents of Trustees and retired Trustees); (iv) purchasers who use proceeds from an account for which the Adviser, Pine Grove or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity, to purchase Shares of the Fund; (v) Selling Agents and their employees (and the immediate family members of such individuals); (vi) investment advisers or financial planners that have entered into an agreement with the Distributor that charge a fee for their services and that purchase Shares of the Fund for (1) their own accounts or (2) the accounts of eligible clients; (vii) clients of such investment advisers or financial planners described in (vi) above who place trades for the clients' own accounts if such accounts are linked to the master account of the investment adviser or financial planner on the books and records of a Selling Agent; (viii) orders placed on behalf of other investment companies that the Distributor, the Adviser, Pine Grove or an affiliated company distributes; (ix) purchasers who have a substantial relationship with Pine Grove or one of its affiliates (to the extent not covered by (i)-(viii) above); and (x) orders placed on behalf of purchasers who have previously invested in the Fund or other funds advised or distributed by the Adviser, Distributor and any affiliates of the Adviser or Distributor in amounts which, if combined with the new order for Shares of the Fund, may qualify the purchaser for a lesser sales load (or a complete waiver of the sales load). To receive a sales charge or minimum investment waiver in conjunction with any of the above categories, an investor must, at the time of purchase, give the Selling Agent sufficient information to permit the Selling Agent to confirm that the investor qualifies for such a waiver. Notwithstanding any waiver, investors remain subject to eligibility requirements set forth in this Prospectus. The Fund will notify Shareholders of any changes made by a Selling Agent in respect of the investors that are eligible for a waiver of the sales load.

The minimum initial investment in the Fund from each investor is $25,000, and the minimum additional investment in the Fund is $10,000. The minimum initial and additional investments may be reduced by the Fund with respect to certain individual investors or classes of investors (specifically, with respect to employees, officers or Trustees of the Fund, the Adviser or their affiliates). Additionally, the Fund may waive or reduce such minimum initial and additional investment amounts (as well as the application and funding deadlines described above) with respect to any investor funding its purchase of Shares with redemption proceeds from another fund sponsored, managed, or advised by the Adviser. The Fund will notify Shareholders of any changes in the investors that are eligible for such reductions. The Fund may repurchase all of the Shares held by a Shareholder if the Shareholder's account balance in the Fund, as a result of repurchase or transfer requests by the Shareholder, is less than the required minimum balance of $10,000.

Initial and any additional purchases of Shares of the Fund by any Shareholder must be made via wire transfer of funds. Payment for each initial or subsequent additional purchases of Shares must be made in one installment.

To help the U.S. Government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means to you: When you open an account, the Fund will ask your name, address, date of birth, and other information that will allow the Fund to identify you. If the

Fund is unable to verify your identity, the Fund reserves the right to restrict additional transactions and/or liquidate your account at the next calculated net asset value after your account is closed (less any applicable sales/account charges and/or tax penalties) or take any other action required by law. The Fund has implemented an anti-money laundering compliance program, which includes designation of an anti-money laundering compliance officer.

Exchange of Shares Between Classes

An investor may be permitted to exchange Shares between Classes, provided that, among other things, the investor's aggregate investment meets the minimum initial investment requirements in the applicable Class and that the Shares are otherwise available for offer and sale. When an individual investor cannot meet the initial investment requirements of the applicable Class, exchanges of Shares from one Class to the applicable Class may be permitted if such investor's investment is made by an intermediary that has discretion over the account and has invested other clients' assets in the Fund, which when aggregated together with such investor's investment, meet the initial investment requirements for the applicable Class. Investors will not be charged any fees by the Fund for such exchanges, nor shall any intermediary charge any fees for such exchanges. Ongoing fees and expenses incurred by a given Class will differ from those of other Classes, and an investor receiving new Shares in an exchange may be subject to higher or lower total expenses following such exchange. Exchange transactions will be effected only into an identically registered account. While exchange transactions will generally not be treated as a redemption for federal income tax purposes, investors should consult their tax advisors as to the federal, foreign, state and local tax consequences of an exchange. The Fund also reserves the right to revise or terminate the exchange privilege, limit the amount or number of exchanges or reject any exchange.

Eligible Investors

Each investor in the Fund will be required to certify to the Fund that the Shares are being acquired for the account of an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act. Investors who are "accredited investors" are referred to in this Prospectus as "Eligible Investors." Existing Shareholders who subscribe for additional Shares will be required to qualify as Eligible Investors at the time of each additional purchase. Qualifications that must be met in becoming a Shareholder are set out in the application form that must be completed by each prospective investor. Any other registered investment adviser (an "RIA") or Selling Agent who offers Shares may impose additional eligibility requirements on investors who purchase Share through such RIA. See "Plan of Distribution."

REPURCHASES AND TRANSFERS OF SHARES

No Right of Redemption

No Shareholder or other person holding Shares acquired from a Shareholder has the right to require the Fund to redeem any Shares. No public market for Shares exists, and none is expected to develop in the future. Consequently, Shareholders may not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below.

Repurchases of Shares

The Fund may from time to time repurchase Shares from Shareholders in accordance with written tenders by Shareholders at those times, in those amounts, and on those terms and conditions as the Board of Trustees may determine in its sole discretion. Each such repurchase offer will generally range from 5%-20% of the net assets of the Fund. In determining whether the Fund should offer to repurchase Shares from Shareholders, the Board of Trustees will consider the recommendation of the Adviser. The Adviser expects that, generally, it will recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders quarterly, with such repurchases to occur as of each March 31, June 30, September 30 and December 31 (or, if any such date is not a business day, as of the immediately preceding business day). Each repurchase offer will generally commence approximately 130 days prior to the applicable repurchase date.

In determining whether to accept a recommendation to conduct a repurchase offer at any such time, the Board of Trustees will consider the following factors, among others:

•whether any Shareholders have requested to tender Shares to the Fund;

•the liquidity of the Fund's assets (including fees and costs associated with redeeming or otherwise withdrawing from Private Investment Funds);

•the investment plans and working capital and reserve requirements of the Fund;

•the relative economies of scale of the tenders with respect to the size of the Fund;

•the history of the Fund in repurchasing Shares;

•the availability of information as to the value of the Fund's Shares in underlying Private Investment Funds;

•the existing conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

•any anticipated tax consequences to the Fund of any proposed repurchases of Shares; and

•the recommendations of the Adviser.

The Fund will repurchase Shares from Shareholders pursuant to written tenders on terms and conditions that the Board of Trustees determines to be fair to the Fund and to all Shareholders. When the Board of Trustees determines that the Fund will repurchase Shares, notice will be provided to Shareholders describing the terms of the offer, containing information Shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender their Shares during the period that a repurchase offer is open may obtain the Fund's net asset value per share by contacting the Adviser during the period. If a repurchase offer is oversubscribed by Shareholders who tender Shares, the Fund may repurchase a pro rata portion of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law.

Repurchases of Shares from Shareholders by the Fund will be paid in cash. Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of Shares from Shareholders by the applicable repurchase offer deadline. The Fund does not impose any charges in connection with repurchases of Shares.

Shares will be repurchased by the Fund after the Management Fee and any other Fund expenses have been deducted from the Fund's assets as of the end of the month in which the repurchase occurs.

In light of liquidity constraints associated with the Fund's investments in Private Investment Funds and the fact that the Fund may have to effect redemptions from Private Investment Funds in order for the Fund to pay for Shares being repurchased, the Fund expects to employ the following repurchase procedures:

•Each repurchase offer will generally commence approximately 130 days prior to the applicable repurchase date. A Shareholder choosing to tender Shares for repurchase must do so by the applicable deadline, which generally will be 100 days before the date as of which Shares are to be repurchased (the "Notice Date"). Shares will be valued as of the Valuation Date, which is generally expected to be March 31, June 30, September 30 or December 31 (or, if such day is not a business day, as of the immediately preceding business day). Tenders will be revocable upon written notice to the Fund up to 30 days prior to the Valuation Date (such deadline for revocation being the "Expiration Date"). If a repurchase offer is extended, the Expiration Date will be extended accordingly.

•Promptly after the Expiration Date, the Fund will give to each Shareholder whose Shares have been accepted for repurchase a promissory note (the "Promissory Note") entitling the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the repurchased Shares. The determination of the value of Shares as of the Valuation Date is subject to adjustment based upon the results of the next annual audit of the Fund's financial statements.

•The Promissory Note, which will be non-interest bearing and non-transferable, is expected to contain terms providing for payment at two separate times for Shareholders tendering all of their shares, as is customary regarding such payments. Shareholders tendering only a portion of their shares (to the extent they seek to maintain a balance of greater than $10,000 in the Fund and their tender is for less than 95% of the account balance) will receive a Promissory Note for a single payment.

•The initial payment in respect of the Promissory Note for Shareholders tendering all of their shares (which will be the only payment for Shareholders tendering a portion of their shares) (the "Initial Payment") will be in an amount equal to at least 95% of the estimated value of the repurchased Shares (100% for Shareholders receiving a single payment), determined as of the Valuation Date. The Initial Payment will be made as of the later of (1) a period of within 30 days after the Valuation Date, or (2) if the Fund has requested redemptions of its capital from any Private Investment Funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 95% of the aggregate amount redeemed by the Fund from the Private Investment Funds.

•The second and final payment in respect of the Promissory Note (the "Post-Audit Payment") is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date and based upon the results of the annual audit of the Fund's financial statements for the year in which the Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after the end of each fiscal year of the Fund and that the Post-Audit Payment will be made promptly after the completion of the audit.

If modification of the Fund's repurchase procedures as described above is deemed necessary to comply with regulatory requirements, the Board of Trustees will adopt revised procedures reasonably designed to provide Shareholders substantially the same liquidity for Shares as would be available under the procedures described above. The Fund is subject to certain Private Investment Funds' initial lock-up periods beginning at the time of the Fund's initial investment in a Private Investment Fund, during which the Fund may not withdraw its investment. In addition, certain Private Investment Funds may at times elect to suspend completely or limit withdrawal rights for an indefinite period of time in response to market turmoil or other adverse conditions (such as those experienced by many hedge funds during the financial crisis). During such periods, the Fund thus may not be able to liquidate its holdings in such Private Investment Funds in order to meet repurchase requests. In addition, should the Fund seek to liquidate its investment in a Private Investment Fund that maintains a side pocket or SPV, the Fund might not be able to fully liquidate its investment without delay, which could be considerable. The Fund may need to suspend or postpone repurchase offers if the Fund is not able to dispose of its interests in Private Investment Funds in a timely manner.

Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily on its books a segregated account consisting of (1) cash, (2) liquid securities or (3) shares of the Fund that the Fund has requested be redeemed (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of the Promissory Notes issued to Shareholders tendering Shares.

Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Fund's investment related expenses as a result of higher portfolio turnover rates. The Adviser intends to take measures, subject to policies as may be established by the Fund's Board of Trustees, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Shares.

A Shareholder tendering for repurchase only a portion of the Shareholder's Shares will be required to maintain an account balance of at least $10,000 after giving effect to the repurchase. If a Shareholder tenders an amount that would cause the Shareholder's account balance to fall below the required minimum balance applicable for the Fund, the Fund reserves the right to repurchase all of a Shareholder's Shares. This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by a Fund.

The Fund may also repurchase Shares of a Shareholder without consent or other action by the Shareholder or other person if the Fund determines that:

•the Shares have been transferred or have vested in any person other than by operation of law as the result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder;

•ownership of Shares by a Shareholder or other person is likely to cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•continued ownership of Shares by a Shareholder may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees, the Adviser or any of their affiliates, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•any of the representations and warranties made by a Shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true;

•with respect to a Shareholder subject to Special Laws or Regulations, the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold any Shares; or

•it would be in the best interests of the Fund for the Fund to repurchase the Shares.

In the event that the Adviser or any of its affiliates holds Shares in the capacity of a Shareholder, the Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund.

Shareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider the Fund's schedule of repurchase offers and submit requests accordingly.

Transfers of Shares

Shares may be transferred only:

•by operation of law as a result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder; or

•under certain limited circumstances, with the written consent of the Fund, which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances.

The Fund generally will not consent to a transfer of Shares by a Shareholder unless the transfer is to a transferee that represents that it is an Eligible Investor and after the transfer, the value of the Shares held in the account of each of the transferee and transferor is at least $10,000. A Shareholder transferring Shares may be charged reasonable expenses, including attorneys' and accountants' fees, incurred by the Fund in connection with the transfer. In connection with any request to transfer Shares, the Fund may require the Shareholder requesting the transfer to obtain, at the Shareholder's expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request.

In subscribing for Shares, a Shareholder agrees to indemnify and hold harmless the Fund, the Board of Trustees, the Adviser, each other Shareholder and any of their affiliates against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which those persons may become subject by reason of, or arising from, any transfer made by that Shareholder in violation of these provisions or any misrepresentation made by that Shareholder or a substituted Shareholder in connection with any such transfer.

VOTING

Each Shareholder has the right to cast a number of votes equal to the number of Shares held by such Shareholder at a meeting of Shareholders called by the Fund's Board of Trustees. Shareholders will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would be entitled to vote, including certain elections of a Trustee and approval of the Advisory Agreement, in each case to the extent that voting by shareholders is required by the 1940 Act. Notwithstanding their ability to exercise their voting privileges, Shareholders in their capacity as such are not entitled to participate in the management or control of the Fund's business, and may not act for or bind the Fund.

TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relevant to the acquisition, holding and disposition of Shares by U.S. Shareholders. This summary is based upon existing U.S. federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules, such as U.S. financial institutions, insurance companies, broker-dealers, traders in securities that elect to mark-to-market their securities holdings, tax-exempt organizations, partnerships, Shareholders who are not United States persons (as defined in the Code), Shareholders liable for the alternative minimum tax, persons holding Shares through partnerships or other pass-through entities, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary assumes that investors have acquired Shares pursuant to this offering and will hold their Shares as "capital assets" (generally, property held for investment) for U.S. federal income tax purposes. Prospective Shareholders are urged to consult their own tax advisors regarding the non-U.S. and U.S. federal, state, and local income and other tax considerations that may be relevant to an investment in the Fund.

In addition to the particular matters set forth in this section, tax-exempt entities should review carefully those sections of this Prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans.

Taxation of the Fund

The Fund intends to qualify as a regulated investment company (a "RIC") under federal income tax law. If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income, the Fund will not be required to pay federal income taxes on any income it distributes to shareholders. If the Fund distributes less than an amount equal to the sum of 98% of its ordinary income and 98.2% of its capital gain net income, plus any amounts that were not distributed in previous taxable years, then the Fund will be subject to a nondeductible 4% excise tax on the undistributed amounts.

The Fund is required to use the accrual method of accounting and expects to use the year ending October 31 as its tax year for income tax purposes.

As described below under "Investments in Passive Foreign Investment Companies," the Fund generally expects to be taxed at ordinary income rates on gains from the Private Investment Funds.

Distributions to Shareholders

Shareholders normally will be subject to U.S. federal income taxes, and any state and/or local income taxes, on the dividends and other distributions that they receive from the Fund. As described below under "Investments in Passive Foreign Investment Companies," the Fund expects that distributions of both income derived from the Private Investment Funds as well as gains from the disposition of the Private Investment Funds will generally be taxable to Shareholders at ordinary income rates to the extent of the Fund's current and accumulated earnings and profits. Such distributions will generally be taxable to Shareholders as ordinary income regardless of whether Shareholders receive such payments in cash or reinvest the distributions in the Fund. Distributions by the Fund in excess of the Fund's current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of (and in reduction of) the Shareholders' tax bases in their Shares and any such amount in excess of their bases will be treated as gain from the sale of Shares, as discussed below.

If the Fund receives distributions of "qualified dividend income" from the Private Investment Funds, it could potentially make distributions to Shareholders that are taxed at the same rates as long-term capital gains. The Fund does not expect that it will make distributions to Shareholders that are eligible for this reduced rate of taxation.

Shareholders are generally taxed on any ordinary income dividend or capital gain distributions from the Fund in the year they are actually distributed. However, if any such dividends or distributions are declared in October, November or December and paid to Shareholders of record of such month in January of the following year, then such amounts will be treated for tax purposes as having been distributed by the Fund and received by the Shareholders on December 31 of the year prior to the date of payment.

If the Fund receives qualifying dividends from its investments, it could potentially make distributions that are eligible for the 70% "dividends received deduction" for corporate Shareholders. The Fund does not expect that it will make distributions to Shareholders that are eligible for this deduction.

The Fund intends to distribute its ordinary income and capital gains at least once annually.

The Fund will inform Shareholders of the source and status of each distribution made in a given calendar year promptly after the close of such calendar year. See "Distribution Policy."

Shareholders who are not citizens or residents of the United States or are foreign entities (together, "Foreign Shareholders") generally will be subject to a 30% U.S. federal withholding tax, or U.S. federal withholding tax at such lower rate as prescribed by applicable treaty, on distributions of the Fund's income derived from the Private Investment Funds. Each non-U.S. Shareholder must provide documentation to the Fund certifying its non-United States status.

The Fund is required to withhold U.S. tax (at a 30% rate) on payments of taxable dividends and (effective January 1, 2017) redemption proceeds made to certain Foreign Shareholders that fail to comply (or be deemed compliant) with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to the Fund to enable the Fund to determine whether withholding is required.

Foreign shareholders may also be subject to U.S. estate tax with respect to their Fund shares.

Income from Repurchases and Transfers of Shares

The repurchase or transfer of the Fund's Shares may result in a taxable gain or loss to the tendering Shareholder. Different tax consequences may apply for tendering and non-tendering Shareholders in connection with a repurchase offer. For example, if a Shareholder does not tender all of his or her Shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes and may result in deemed distributions to non-tendering Shareholders. On the other hand, Shareholders who tender all of their Shares (including Shares deemed owned by Shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will realize a capital gain or loss. Such gain or loss is measured by the difference between the Shareholder's amount received and his or her adjusted tax basis of the Shares. For non-corporate Shareholders, gain or loss from the transfer or repurchase of shares generally will be taxable at a U.S. federal income tax rate dependent upon the length of time the Shares were held. Shares held for a period of one year or less at the time of such repurchase or transfer will, for U.S. federal income tax purposes, generally result in short-term capital gains or losses, and those held for more than one year will generally result in long-term capital gains or losses.

Legislation requires reporting of adjusted cost basis information for covered securities, which generally include shares of a RIC acquired after January 1, 2012, to the IRS and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

Investments in Passive Foreign Investment Companies

The Fund intends to purchase interests in Private Investment Funds organized outside the United States that are treated as corporations for U.S. tax purposes and that will generally be treated as passive foreign investment companies ("PFICs"). The Fund intends to elect to "mark-to-market" substantially all shares that it holds in PFICs at the end of each taxable year. By making this election, the Fund will recognize as ordinary income any increase in the value of such shares as of the close of the taxable year over their adjusted basis and as ordinary loss any decrease in such value unless the loss is required to be deferred. Gains realized with respect to PFICs that the Fund has elected to mark-to-market will be ordinary income. If the Fund realizes a loss with respect to such a PFIC, whether by virtue of selling the PFIC or because of the "mark-to-market" adjustment described above, such loss will be ordinary to the extent of the excess of the sum of the mark-to-market gains over the mark-to-market losses recognized with respect to the PFIC. To the extent that the Fund's loss with respect to the PFIC exceeds such limitation, the loss will generally be deferred until the PFIC is sold, at which point the loss will be treated as a capital loss. The Fund's ability to deduct capital losses may be limited. However, the Fund does not expect to generate significant capital gains from its investments. By making the mark-to-market election, the Fund may be required to recognize income (which generally must be distributed to Shareholders) in excess of the distributions that it received from PFICs. Accordingly, the Fund may need to borrow money or dispose of its interests in the Private Investment Funds in order to make the required distributions.

Alternatively, the Fund in certain circumstances may be able to make an election (a "qualified electing fund" or "QEF" election), to include annually as income and gain the Fund's pro rata share of the ordinary earnings and net capital gain of a PFIC, regardless of whether the Fund actually received any distributions from the PFIC. Losses, however, would not flow through to the Fund. For the QEF election to be effective, the PFIC would need to provide the Fund with certain financial information based on U.S. tax accounting principles. There can be no assurance whether any of the PFICs in which the Fund may invest will provide the Fund with the information necessary to enable the Fund to make and maintain a QEF election.

If the Fund does not make the "mark-to-market" election or treat the PFIC as a QEF, it would be subject to an interest charge (at the rate applicable to tax underpayments) on tax liability treated as having been deferred with respect to certain distributions and on gain from the disposition of the shares of a PFIC (collectively referred to as "excess distributions"), even if such excess distributions are paid by the Fund as a dividend to its Shareholders.

Foreign Taxes

If more than 50% of the value of the Fund's total assets at the close of its taxable year consists of stock or securities of foreign corporations, or if at least 50% of the value of a Fund's total assets at the close of each quarter of its taxable year is represented by interests in other RICs, the Fund may elect to "pass through" to its Shareholders the amount of foreign taxes paid or deemed paid by the Fund (the "Election"). The Fund will invest substantially all of its assets in the Master Fund, which intends to qualify as a RIC. Thus, the Fund expects to be eligible to make the Election. If the Fund so elects, each of its Shareholders would be required to include in gross income, even though not actually received, its pro rata share of the foreign taxes paid or deemed paid by the Fund, but would be treated as having paid its pro rata share of such foreign taxes and would therefore be allowed to either deduct such amount in computing taxable income or use such amount (subject to various limitations) as a foreign tax credit against federal income tax (but not both).

Fund Tax Returns and Tax Information

After the end of each calendar year, Shareholders will be sent information regarding the amount and character of distributions received from the Fund during the year.

State and Local Taxes

In addition to the U.S. federal income tax consequences summarized above, prospective investors should consider the potential state and local tax consequences of an investment in the Fund. The Fund may become subject to income and other taxes in states and localities based on the Fund's investments in entities that conduct business in those jurisdictions. Shareholders are generally taxable in their state of residence on their share of the Fund's income. Shareholders may be subject to tax in other jurisdictions depending on the activities of the Private Investment Funds in which the Fund invests and the laws of those jurisdictions. Additionally, Shareholders may be entitled to a credit in their state of residence for taxes paid to other jurisdictions.

Information Reporting and Backup Withholding

Information returns generally will be filed with the Internal Revenue Service in connection with distributions with respect to the Shares unless Shareholders establish that they are exempt from the information reporting rules, for example by properly establishing that they are corporations. If Shareholders do not establish that they are exempt from these rules, they generally will be subject to backup withholding on these payments if they fail to provide their taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to Shareholders will be allowed as a credit against their U.S. federal income tax liability and may entitle Shareholders to a refund, provided that the required information is timely furnished to the IRS.

Other Taxes

The foregoing is a summary of some of the tax rules and considerations affecting Shareholders and the Fund's operations, and does not purport to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the Fund. Non-U.S. investors are urged to consult with their own tax advisers regarding any proposed investment in the Fund. A Shareholder may be subject to other taxes, including but not limited to, state and local taxes, estate and inheritance taxes, and intangible property taxes that may be imposed by various jurisdictions. The Fund also may be subject to state, local, and foreign taxes that could reduce cash distributions to Shareholders. It is the responsibility of each Shareholder to file all appropriate tax returns that may be required. Each prospective Shareholder is urged to consult with his or her tax adviser with respect to any investment in the Fund.

In addition to the particular matters set forth in this section, tax-exempt entities should review carefully those sections of this Prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans.

ERISA CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan, individual retirement account ("IRA"), Keogh plan, or other arrangement subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or the Code (an "ERISA Plan") should consider, among other things, the matters described below before determining whether to invest in the Fund. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, prohibited transactions, and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, Department of Labor ("DOL") regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan's portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan's purposes, an examination of the risk and return factors, the portfolio's composition with regard to diversification, the liquidity and current total return of the portfolio relative to the anticipated cash flow needs of the ERISA Plan and the proposed investment in the Fund, the income taxes of the investment, and the projected return of the Fund relative to the ERISA Plan's funding objectives. Before investing the assets of an ERISA Plan in the Fund, an ERISA Plan fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. If a fiduciary with respect to any such ERISA Plan breaches his or her responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of such breach. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund are not considered to be "plan assets" of the ERISA Plans investing in the Fund for purposes of ERISA's fiduciary responsibility and prohibited transaction rules. Thus, the Adviser is not a fiduciary within the meaning of ERISA with respect to the assets of any ERISA Plan that becomes a Shareholder of the Fund, solely as a result of the ERISA Plan's investment in the Fund.

The Board of Trustees will require an ERISA Plan proposing to invest in the Fund to represent that it, and any fiduciaries responsible for the ERISA Plan's investments, are aware of and understand the Fund's investment objective, policies, and strategies; that the decision to invest plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the ERISA Plan; and that the decision to invest plan assets in the Fund is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA.

Certain prospective ERISA Plan investors may currently maintain relationships with the Adviser or one or more Investment Managers in which the Fund invests, or with other entities that are affiliated with the Adviser or such investment advisers. Each of such persons may be deemed to be a party in interest to and/or a fiduciary of any ERISA Plan to which it provides investment management, investment advisory, or other services. ERISA prohibits ERISA Plan assets to be used for the benefit of a party in interest and also prohibits an ERISA Plan fiduciary from using its position to cause the ERISA Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. ERISA Plan investors should consult with legal counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code. ERISA Plan fiduciaries will be required to represent that the decision to invest in the Fund was made by them as fiduciaries that are independent of such affiliated persons, that are duly authorized to make such investment decisions, and that have not relied on any individualized advice or recommendation of such affiliated persons, as a primary basis for the decision to invest in the Fund.

The provisions of ERISA are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult with their legal advisers regarding the consequences under ERISA of the acquisition and ownership of Shares.

PLAN OF DISTRIBUTION

The SEC has granted exemptive relief permitting the Fund to offer multiple classes of shares of beneficial interest. The Prospectus offers Class A Shares and Class I Shares. In the future, other classes of shares of beneficial interest of the Fund may be registered and included in the offering. Each additional class of Shares will have certain differing characteristics, particularly in terms of the sales charges that Shareholders in that class may bear, and the distribution or other fees that each class may be charged.

The Fund is offering on a continuous basis through the Distributor $200,000,000 in Shares. Shares are offered in a continuous offering at the Fund's then current net asset value per Share, less any applicable sales load of up to3.0% with respect to Class A Shares. The Distributor is not obligated to buy any Shares from the Fund. There is no minimum aggregate amount of Shares required to be purchased in the offering. No arrangements have been made to place funds received in connection with the Shares' offering in an escrow, trust or similar arrangement other than the account maintained by the Transfer Agent as set forth below.

Class A Shares may be purchased only from a Selling Agent. Class I Shares may be purchased only through an RIA that has entered into an arrangement with the Distributor for such RIA to offer Class I Shares in conjunction with a "wrap" fee, asset allocation or other managed asset program sponsored by such RIA. To make an investment in the Fund, a prospective investor must open a brokerage account (an "Account") with a Selling Agent or RIA. Cash, checks, travelers checks, third party checks, or money orders will not be accepted. Shares are not available in certificated form.

Generally, the minimum required initial purchase by each investor is $25,000. Once a prospective investor's order is received, a confirmation will be sent to the investor. The investor's Account will be debited for the purchase amount, which will be deposited into an account maintained by Atlantic Shareholder Services, LLC, as the Fund's transfer agent (the "Transfer Agent"). See "Purchases of Shares — Purchase Terms."

Shares may be purchased as of the first business day of each month at the Fund's then current net asset value per Share, plus the sales load applicable to Class A Shares. See "Purchases of Shares."

The Adviser may, from time to time and from its own resources, pay, defray or absorb costs relating to distribution, including payments out of its own resources to the Distributor. The Adviser currently pays the Distributor, from the Adviser's own resources, the fees set forth below.

Pursuant to a Distribution Services Agreement with the Adviser, the Distributor will receive a maximum fee of $47,500 over the first three years of the Fund's operations. The Distributor will also be reimbursed out-of-pocket expenses. The maximum amount of reimbursed expenses over the first three years of the Fund's operations will not exceed $8,000. The Distributor shall be entitled to receive only its out-of-pocket accountable expenses actually incurred.

Pursuant to a Securities Activities and Services Agreement ("SASA") with the Adviser, the Distributor will receive a maximum fee of $20,500 over the first three years of the Fund's operations. The Distributor will also be reimbursed out-of-pocket expenses. The maximum amount of reimbursed expenses over the first three years of the Fund's operations will not exceed $17,500. The Distributor shall be entitled to receive only its out-of-pocket accountable expenses actually incurred. The maximum amount of compensation, including reimbursed expenses, payable to the Distributor pursuant to the SASA shall not exceed $38,000 over the first three years of the Fund's operations.

The maximum aggregate sales load payable for Class A Shares to the Distributor and all Selling Agents will not exceed 3.0% of the aggregate offering proceeds of the offering of Class A Shares. The maximum aggregate Shareholder Servicing Fee payable by the Fund's Class A Shares to the Administrator and all Service Agents (as set forth under the section "Shareholder Servicing Fee") will not exceed 4.9% of the aggregate offering proceeds of the offering of Shares. As set forth under "Shareholder Servicing Fee," in exchange for this fee, a Service Agent will respond to Shareholder inquiries about the Fund, facilitate Fund communications with Shareholders, assist Shareholders in changing account designations or addresses, and assist Shareholders in processing repurchase requests.

DISTRIBUTION POLICY

Dividends will generally be paid at least annually on the Shares in amounts representing substantially all of the net investment income, if any, earned each year. Payments will vary in amount, depending on investment income received and expenses of operation. It is likely that many of the Private Investment Funds in whose securities the Fund invests will not pay any dividends, and this, together with the Fund's relatively high expenses, means that there can be no assurance the Fund will have substantial income or pay dividends. The Fund is not a suitable investment for any investor who requires regular dividend income.

It is generally anticipated that any gains or appreciation in the Fund's investments will be treated as ordinary income. Such amounts will generally be distributed at least annually and such distributions would be taxed as ordinary income dividends to Shareholders that are subject to tax.

It is anticipated that substantially all of any taxable net capital gain realized on investments will be paid to Shareholders at least annually. The net asset value of each Share that you own will be reduced by the amount of the distributions or dividends that you receive from that Share.

Automatic Dividend Reinvestment Plan

Pursuant to the dividend reinvestment plan established by the Fund (the "DRIP"), each Shareholder whose Shares are registered in its own name will automatically be a participant under the DRIP and have all income dividends and/or capital gains distributions automatically reinvested in additional Shares unless such Shareholder specifically elects to receive all income dividends and/or capital gain distributions in cash. A Shareholder is free to change this election at any time. If, however, a Shareholder requests to change its election within 45 days prior to a distribution, the request will be effective only with respect to distributions after the 45 day period. A Shareholder whose Shares are registered in the name of a nominee must contact the nominee regarding its status under the DRIP, including whether such nominee will participate on such Shareholder's behalf.

A Shareholder may elect to:

•reinvest both dividends and capital gain distributions;

•receive dividends in cash and reinvest capital gain distributions; or

•receive both dividends and capital gain distributions in cash.

Generally, for U.S. federal income tax purposes, Shareholders receiving Shares under the DRIP will be treated as having received a distribution equal to the amount payable to them in cash as a distribution had the Shareholder not participated in the DRIP.

Shares will be issued pursuant to the DRIP at their net asset value determined on the next valuation date following the ex-dividend date (the last date of a dividend period on which an investor can purchase Shares and still be entitled to receive the dividend). There is no sales load or other charge for reinvestment. A request must be received by the Fund before the record date to be effective for that dividend or capital gain distribution. The Fund may terminate the DRIP at any time. Any expenses of the DRIP will be borne by the Fund.

ADDITIONAL INFORMATION ABOUT THE FUND

Each Fund Share represents a proportional interest in the assets of the Fund. Each Fund Share has one vote at Shareholder meetings, with fractional Shares voting proportionally, on matters submitted to the vote of Shareholders. There are no cumulative voting rights. Fund Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, Shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to Shareholders after all expenses and debts have been paid.

Under the Fund's Declaration of Trust, the Fund has agreed to indemnify each member of its Board of Trustees and its officers (each such person hereinafter referred to as a "Fund Covered Person") against all liabilities and expenses, except with respect to any matter as to which a Fund Covered Person shall not have acted in good faith in the reasonable belief that such action was in the best interest of the Fund or, in the case of any criminal proceeding, as to which the Fund Covered Person shall have had reasonable cause to believe that the conduct was unlawful, and except that no Fund Covered Person shall be indemnified against any liability to the Fund or its Shareholders to which such Fund Covered Person would otherwise be subject by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of such Fund Covered Person's office. Upon certain conditions, the Fund shall advance expenses incurred by any Fund Covered Person in advance of the final disposition of any such action, suit or proceeding.

INQUIRIES

Inquiries concerning the Fund and Shares (including information concerning subscription and repurchase procedures) should be directed to:

Investor Services
Pine Grove Alternative Institutional Fund
c/o Atlantic Fund Services
P.O. Box 588
Portland, ME 04112
Telephone: (855) 699-3103

APPENDIX A — PRIOR PERFORMANCE OF PREDECESSOR FUND AND SIMILAR FUNDS

Predecessor Fund

Pine Grove Institutional Partners II Ltd, (the "Predecessor Fund"), a privately offered fund managed by the Adviser, reorganized into the Fund as of January 1, 2014. Upon such reorganization, the Fund's Class I Shares acquired the assets (including Private Investment Fund holdings) and adopted the performance history of the Predecessor Fund. The investment strategies, objectives, policies and restrictions of the Predecessor Fund were in all material respects equivalent to those of the Fund. However, the Predecessor Fund is not registered as an investment company under the 1940 Act. In addition, the Predecessor Fund was not subject to certain investment limitations, diversification requirements, liquidity requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code which, if applicable, might have adversely affected its performance.

Set forth below is the performance of the Predecessor Fund's Class C shares (the class of the Predecessor Fund's shares bearing the highest fees) for the periods specified below. The Predecessor Fund's Class C shares bore higher total fund operating expenses than the Fund's estimated total fund operating expenses. The performance shown below reflects the expenses of the Predecessor Fund's Class C shares and has not been restated to reflect the Fund's estimated total fund operating expenses. The Predecessor Fund commenced operations on January 1, 2012.

For the Year Ended December 31, 2013

Pine Grove Institutional Partners II Ltd   8.45%

Similar Funds

In addition, set forth below are the average annual total returns of the Class C interests (the class of interests offered during the periods set forth below bearing the highest fees) of three privately offered funds managed by the Adviser whose investment, strategies, objectives, policies and restrictions are in all material respects equivalent to those of the Fund and the Predecessor Fund: (a) Pine Grove Institutional Fund L.P., which commenced operations January 1, 1997 ("PGIP"); (b) Pine Grove Offshore Fund Ltd, which commenced operations August 1, 1998 ("PGOF"); and (c) Pine Grove Partners, L.P., which commenced operations January 1, 1995 (each such privately offered fund being a "Similar Fund"). The Similar Funds are not registered as investment companies under the 1940 Act. In addition, the Similar Funds were not subject to certain investment limitations, diversification requirements, liquidity requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code which, if applicable, might have adversely affected their performance. The Similar Funds' Class C interests bore higher total fund operating expenses than the Fund's estimated total fund operating expenses. The performance shown below reflects the expenses of each Similar Fund's Class C interests and has not been restated to reflect the Fund's estimated total fund operating expenses. The Similar Funds and the Predecessor Fund are the only privately offered funds managed by the Adviser whose investment strategies, objectives, policies and restrictions are in all material respects equivalent to those of the Fund.1

___________________________
1 Both PGIP and PGOF are feeder funds which invest in a master fund called Pine Grove Offshore Master Fund Ltd. ("PGOMF"). PGOMF's performance is not included in this appendix because it is not offered separately to investors other than PGIP and PGOF.

For the Periods Ended December 31, 2015*

	1 Year	5 Years	10 Years
Pine Grove Institutional Partners L.P.	X.XX%	X.XX%	X.XX%
Pine Grove Offshore Fund Ltd.	X.XX%	X.XX%	X.XX%
Pine Grove Partners, L.P.	X.XX%	X.XX%	X.XX%

Returns for representative benchmarks over the same time period:
	1 Year	5 Years	10 Years
HFRI: FOF Conservative Index	X.XX%	X.XX%	X.XX%
Barclays Aggregate Bond Index	X.XX%	X.XX%	X.XX%
S&P 500 Total Return Index	X.XX%	X.XX%	X.XX%

As of June 30, 2016, the year-to-date returns of the Similar Funds were:*

Pine Grove Institutional Partners L.P.	X.XX%
Pine Grove Offshore Fund Ltd.	X.XX%
Pine Grove Partners, L.P.	X.XX%

*Returns represent historical returns of the Similar Funds. Past performance is not indicative of future results.

Pine Grove Institutional Partners II Ltd. (Class C Shares)*

Net Monthly Returns
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2013	2.03%	0.49%	0.79%	0.80%	1.60%	(0.54%)	0.29%	0.27%	0.49%	1.16	0.33%	0.47%	8.45%
2012	1.31%	1.02%	0.58%	0.22%	(0.83%)	(0.03%)	0.99%	0.65%	0.75%	0.68%	0.28%	0.72%	6.50%
2011	1.00%	0.78%	(0.33%)	0.49%	(0.23%)	(0.91%)	(0.17%)	(1.70%)	(1.83%)	0.85%	(0.50%)	(0.09%)	(2.63%)
2010	0.95%	0.20%	1.23%	1.20%	(1.68%)	(0.66%)	1.07%	(0.03%)	1.60%	1.26%	0.00%	1.62%	6.92%
2009	1.60%	0.38%	0.45%	1.81%	3.04%	1.72%	2.48%	1.88%	2.01%	0.90%	0.76%	1.42%	20.05%
2008	(1.07%)	1.12%	(1.89%)	0.83%	1.49%	0.50%	(2.43%)	(0.68%)	(7.15%)	(6.66%)	(2.76%)	(1.72%)	(18.99%)
2007	1.65%	2.17%	0.88%	1.07%	2.02%	0.95%	1.52%	(0.04%)	1.09%	2.68%	(0.52%)	0.26%	14.58%
2006	2.23%	0.81%	1.51%	1.88%	0.04%	0.56%	0.29%	1.11%	(2.47%)	1.21%	1.31%	1.47%	10.33%
2005	0.04%	0.62%	(0.28%)	(0.91%)	(0.03%)	1.04%	1.31%	1.06%	0.99%	(0.32%)	0.59%	1.19%	5.39%
2004	1.57%	0.43%	0.41%	0.20%	(0.12%)	0.19%	0.08%	0.41%	0.30%	0.50%	1.75%	1.29%	7.22%
2003	2.33%	0.87%	0.74%	1.67%	1.54%	1.08%	0.34%	0.28%	1.47%	1.23%	0.92%	0.87%	14.16%
2002	0.99%	0.06%	0.78%	0.79%	0.48%	(0.76%)	(1.83%)	0.38%	0.38%	0.71%	1.68%	0.70%	4.40%
2001	1.94%	0.93%	0.87%	0.93%	1.33%	(0.23%)	0.71%	1.08%	(0.04%)	0.67%	0.27%	(0.69%)	8.01%
2000	2.38%	2.48%	2.25%	1.10%	1.26%	1.26%	1.23%	1.53%	1.06%	0.47%	(0.01%)	0.85%	17.04%
1999	0.25%	0.09%	0.67%	1.95%	1.04%	1.40%	1.32%	0.09%	0.75%	0.88%	1.44%	0.90%	11.31%
1998	0.42%	1.01%	1.78%	1.16%	0.78%	0.33%	0.31%	(4.35%)	(1.50%)	(1.80%)	1.66%	0.47%	0.11%
1997							1.31%	0.96%	1.63%	0.43%	0.76%	1.32%	6.56%

The returns in the table above represent historical returns of the Predecessor Fund. Past performance is not indicative of future results.
Pine Grove Institutional Partners LP

Net Monthly Returns
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2014	1.16%	1.03%	0.71%	0.42%	0.60%	0.83%	0.17%	0.00%	(0.35%)	(1.10%)	(0.08%)	(0.65%)	2.75%
2013	1.83%	0.40%	0.69%	0.90%	1.53%	(0.60%)	0.25%	0.29%	0.55%	1.23%	0.44%	0.63%	8.42%
2012	1.32%	1.05%	0.60%	0.25%	(0.86%)	0.06%	0.87%	0.58%	0.79%	0.62%	0.17%	0.78%	6.41%
2011	1.00%	0.78%	(0.33%)	0.49%	(0.23%)	(0.91%)	(0.17%)	(1.70%)	(1.83%)	0.85%	(0.50%)	(0.09%)	(2.63%)
2010	0.95%	0.20%	1.23%	1.20%	(1.68%)	(0.66%)	1.07%	(0.03%)	1.60%	1.26%	0.00%	1.62%	6.92%
2009	1.60%	0.38%	0.45%	1.81%	3.04%	1.72%	2.48%	1.88%	2.01%	0.90%	0.76%	1.42%	20.05%
2008	(1.07%)	1.12%	(1.89%)	0.83%	1.49%	0.50%	(2.43%)	(0.68%)	(7.15%)	(6.66%)	(2.76%)	(1.72%)	(18.99%)
2007	1.65%	2.17%	0.87%	1.07%	2.02%	0.95%	1.52%	(0.04%)	1.09%	2.68%	(0.52%)	0.26%	14.58%
2006	2.23%	0.71%	1.51%	1.88%	0.04%	0.56%	0.29%	1.11%	(2.47%)	1.21%	1.31%	1.47%	10.33%
2005	0.04%	0.62%	(0.28%)	(0.91%)	(0.03%)	1.04%	1.31%	1.06%	0.99%	(0.32%)	0.59%	1.19%	5.39%
2004	1.57%	0.43%	0.41%	0.20%	(0.12%)	0.19%	0.08%	0.41%	0.30%	0.50%	1.75%	1.29%	7.22%
2003	2.33%	0.87%	0.74%	1.67%	1.54%	1.08%	0.34%	0.28%	1.47%	1.23%	0.92%	0.87%	14.16%
2002	0.99%	0.06%	0.78%	0.79%	0.48%	(0.76%)	(1.83%)	0.38%	0.38%	0.71%	1.68%	0.70%	4.40%
2001	1.94%	0.93%	0.87%	0.93%	1.33%	(0.23%)	0.71%	1.08%	(0.04%)	0.67%	0.27%	(0.69%)	8.01%
2000	2.38%	2.48%	2.25%	1.10%	1.26%	1.26%	1.23%	1.53%	1.06%	0.47%	(0.01%)	0.85%	17.04%
1999	0.25%	0.09%	0.67%	1.95%	1.04%	1.40%	1.32%	0.09%	0.75%	0.88%	1.44%	0.90%	11.31%
1998	0.42%	1.01%	1.78%	1.16%	0.78%	0.33%	0.31%	(4.35%)	(1.50%)	(1.80%)	1.66%	0.47%	0.11%
1997							1.31%	0.96%	1.63%	0.43%	0.76%	1.32%	6.56%

The returns in the table above represent historical returns of the Pine Grove Institutional Partners LP. Past performance is not indicative of future results.

___________________________
* PGIPII was launched in January 2012 as a carve-out from Pine Grove Institutional Partners, LP (PGIP). Effective January 1, 2012, PGIP (a Delaware LP created on July 1, 1997) transferred a pro-rata share of its investments in private investment companies to the Fund. The performance showed above for the periods prior to January 2012 thus reflects the performance of PGIP.

Pine Grove Offshore Fund Ltd. (Class C Shares)

Net Monthly Returns
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2014	1.16%	1.03%	0.71%	0.42%	0.60%	0.83%	0.16%	0.00%	(0.35%)	(1.10%)	(0.07%)	(0.66%)	2.73%
2013	1.84%	0.40%	0.69%	0.89%	1.53%	(0.60%)	0.25%	0.28%	0.54%	1.23%	0.44%	0.61%	8.40%
2012	1.33%	1.07%	0.60%	0.25%	(0.88%)	0.07%	0.86%	0.58%	0.80%	0.63%	0.17%	0.78%	6.43%
2011	1.11%	0.80%	(0.34%)	0.47%	(0.21%)	(0.80%)	(0.17%)	(1.86%)	(1.78%)	0.94%	(0.53%)	(0.21%)	(2.60%)
2010	1.03%	0.24%	1.41%	1.22%	(1.76%)	(0.70%)	1.09%	(0.09%)	1.81%	1.28%	0.03%	1.63%	7.38%
2009	1.93%	0.05%	0.30%	2.56%	3.54%	2.02%	2.77%	1.92%	2.15%	0.83%	0.74%	1.43%	22.16%
2008	(1.26%)	0.80%	(1.44%)	0.73%	1.33%	0.61%	(2.43%)	(0.70%)	(7.40%)	(7.52%)	(3.35%)	(2.01%)	(20.83%)
2007	1.86%	1.93%	0.88%	0.94%	1.61%	1.04%	1.16%	(0.37%)	1.17%	2.77%	(0.40%)	0.34%	13.68%
2006	2.07%	0.61%	1.44%	1.73%	(0.02%)	0.38%	0.34%	1.03%	(2.94%)	1.26%	1.28%	1.35%	8.77%
2005	(0.06%)	0.68%	(0.32%)	(1.00%)	(0.26%)	1.00%	1.40%	1.02%	1.04%	(0.48%)	0.49%	1.12%	4.70%
2004	1.58%	0.31%	0.35%	0.21%	(0.26%)	(0.02%)	0.15%	0.38%	0.32%	0.41%	1.66%	1.35%	6.61%
2003	2.03%	0.89%	0.72%	1.64%	1.67%	0.98%	0.40%	0.05%	1.49%	1.20%	1.00%	0.96%	13.81%
2002	0.91%	0.17%	0.97%	0.91%	0.56%	(0.66%)	(1.72%)	0.17%	0.31%	0.62%	1.66%	1.38%	5.36%
2001	1.85%	1.21%	1.08%	1.02%	1.79%	(0.10%)	0.68%	1.19%	(0.48%)	0.72%	0.64%	0.51%	10.57%
2000	1.59%	2.05%	2.33%	2.24%	1.15%	1.69%	1.10%	1.51%	1.26%	0.63%	0.10%	0.90%	17.84%
1999	1.02%	0.44%	1.24%	2.99%	1.51%	1.44%	1.15%	0.03%	1.09%	1.08%	1.24%	0.85%	15.01%
1998								(3.66%)	(1.69%)	(1.55%)	1.74%	1.23%	(3.97%)

The returns in the table above represent historical returns of the Pine Grove Offshore Fund Ltd. (Class C Shares). Past performance is not indicative of future results.
Pine Grove Partners LP

Net Monthly Returns
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2014	1.12%	1.03%	0.66%	0.37%	062%	0.94%	0.10%	0.21%	(0.35%)	(1.07%)	(0.03%)	(0.62%)	3.01%
2013	1.96%	0.55%	0.76%	0.87%	1.54%	(0.47%)	0.26%	0.28%	0.54%	1.18%	0.44%	0.66%	8.88%
2012	1.26%	1.06%	0.70%	0.23%	(0.73%)	0.05%	0.98%	0.62%	0.71%	0.67%	0.33%	0.68%	6.73%
2011	1.02%	0.81%	(0.22%)	0.48%	(0.21%)	(0.78%)	(0.18%)	(1.55%)	(1.66%)	0.81%	(0.46%)	(0.27%)	(2.23%)
2010	0.94%	0.20%	1.19%	1.16%	(1.56%)	(0.83%)	1.08%	(0.10%)	1.74%	1.30%	0.03%	1.53%	6.84%
2009	1.81%	0.38%	0.32%	1.92%	3.11%	1.71%	2.83%	1.97%	1.98%	1.02%	0.64%	1.36%	20.75%
2008	(1.17%)	0.77%	(1.58%)	0.73%	1.44%	0.54%	(2.39%)	(0.60%)	(6.78%)	(6.51%)	(2.82%)	(1.93%)	(18.84%)
2007	1.64%	2.00%	0.79%	1.03%	1.80%	1.00%	1.24%	(0.11%)	1.14%	2.47%	(0.55%)	0.45%	13.65%
2006	2.07%	0.70%	1.34%	1.73%	0.13%	0.51%	0.50%	1.19%	(2.84%)	1.52%	1.20%	1.36%	9.74%
2005	0.08%	0.58%	(0.03%)	(0.85%)	(0.04%)	1.14%	1.32%	0.97%	0.92%	(0.35%)	0.50%	1.21%	5.56%
2004	1.53%	0.50%	0.49%	0.33%	(0.05%)	0.20%	0.24%	0.43%	0.42%	0.52%	1.41%	1.25%	7.51%
2003	2.26%	1.18%	0.83%	1.74%	1.72%	1.26%	0.34%	0.34%	1.24%	1.17%	0.88%	1.20%	15.10%
2002	1.10%	0.31%	0.85%	0.63%	0.50%	(0.90%)	(1.55%)	0.42%	0.61%	0.89%	2.07%	1.07%	6.11%
2001	1.91%	1.36%	0.96%	1.02%	1.31%	0.03%	0.81%	1.01%	(0.39%)	0.67%	0.65%	0.73%	10.53%
2000	1.88%	2.33%	1.94%	1.35%	1.37%	1.58%	1.04%	1.68%	1.14%	0.26%	(0.29%)	1.29%	16.70%
1999	0.60%	0.14%	1.23%	1.56%	1.35%	1.32%	1.40%	0.20%	0.76%	0.89%	1.05%	1.08%	12.20%
1998	0.14%	1.01%	1.99%	1.18%	0.59%	0.23%	0.35%	(4.30%)	(2.29%)	(0.78%)	1.50%	0.23%	(0.33%)
1997	0.87%	0.99%	1.13%	0.25%	0.80%	0.83%	1.35%	0.86%	1.74%	0.91%	0.73%	1.30%	12.40%
1996	1.89%	1.08%	1.40%	1.76%	1.91%	1.53%	1.04%	1.42%	1.20%	1.12%	0.90%	1.20%	17.74%
1995	0.56%	1.00%	0.40%	1.75%	1.55%	0.89%	1.17%	1.97%	1.52%	0.16%	0.41%	1.51%	13.66%

The returns in the table above represent historical returns of the Pine Grove Partners LP. Past performance is not indicative of future results.

TABLE OF CONTENTS OF THE SAI

Page
INVESTMENT POLICIES AND PRACTICES	2
REPURCHASES AND TRANSFERS OF SHARES	15
MANAGEMENT OF THE FUND	16
CONFLICTS OF INTEREST	28
TAX CONSIDERATIONS	30
ERISA AND CERTAIN OTHER CONSIDERATIONS	33
BROKERAGE	35
ADMINISTRATOR AND TRANSFER AGENT	35
CUSTODIAN	36
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	36
LEGAL COUNSEL	38
CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS	38
REPORTS TO SHAREHOLDERS	38
FISCAL YEAR	37
FINANCIAL STATEMENTS	38
ANNEX A PROXY VOTING POLICY AND PROCEDURES	A-1
ANNEX B DESCRIPTION OF RATINGS	B-1

218-PRU1-0716

THE INFORMATION IN THIS PRELIMINARY STATEMENT OF ADDITIONAL INFORMATION IS NOT COMPLETE AND MAY BE CHANGED. THE FUND MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY STATEMENT OF ADDITIONAL INFORMATION IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION
PRELIMINARY STATEMENT OF ADDITIONAL INFORMATION DATED MAY 27, 2016

PINE GROVE ALTERNATIVE INSTITUTIONAL FUND

STATEMENT OF ADDITIONAL INFORMATION

452 5th Avenue, 26th Floor
New York, NY 10018
(908) 273-6321

This Statement of Additional Information ("SAI") is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus of Pine Grove Alternative Institutional Fund (the "Fund") dated July 31, 2016 (the "Prospectus"). A copy of the Prospectus may be obtained by contacting the Fund at the telephone number or address set forth above.

FINANCIAL STATEMENTS	36
ANNEX A PROXY VOTING POLICY AND PROCEDURES	A-1
ANNEX B DESCRIPTION OF RATINGS	B-1

INVESTMENT POLICIES AND PRACTICES

The Fund is a non-diversified, closed-end management investment company. The Fund was organized as a Delaware statutory trust on June 21, 2013 and commenced operations on January 1, 2014. The Fund is managed by FRM Investment Management (USA) LLC (the "Adviser"). The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund's investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below.

Fundamental Policies

The Fund's stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund ("Shares"), are listed below. As defined by the Investment Company Act of 1940, as amended (the "1940 Act"), the vote of a "majority of the outstanding voting securities of the Fund" means the vote, at an annual or special meeting of the Fund's shareholders duly called, (a) of 66⅔% or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy; or (b) of more than 50% of the outstanding voting securities of the Fund, whichever is less. The Fund may not:

(1)invest 25% or more of the value of its total assets in the securities, other than U.S. Government securities, of issuers engaged in any single industry (for purposes of this restriction, the Fund's investments in Private Investment Funds (as hereinafter defined) are not deemed to be investments in a single industry).

(2)borrow money, except to the extent permitted by the 1940 Act.

(3)issue senior securities, except to the extent permitted by Section 18 of the 1940 Act.

(4)underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the 1933 Act in connection with the disposition of its portfolio securities.

(5)make loans of money or securities to other persons, except through purchasing fixed income securities, lending portfolio securities or entering into repurchase agreements.

(6)purchase or sell commodities or commodity contracts, except that it may purchase and sell non-U.S. currency, options, futures and forward contracts, including those related to indices, and options on indices, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7)purchase, hold or deal in real estate, except that it may invest in assets that are secured by real estate or that are issued by companies or Private Investment Funds that invest or deal in real estate.

With respect to these investment restrictions and other policies described in this SAI or the Prospectus (except the Fund's policy on borrowings set forth above), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund's total assets, unless otherwise stated, will not constitute a violation of such restriction or policy. The Fund's investment policies and restrictions do not apply to the activities and transactions of Private Investment Funds in which assets of the Fund are invested.

The 1940 Act currently limits borrowing to no more than 33-1/3% of the value of the Fund's total assets. In addition, the 1940 Act currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund's total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund's total assets.

The Fund's investment objective is fundamental and may not be changed without the vote of a majority of the Fund's outstanding voting securities (as defined by the 1940 Act).

Certain Portfolio Securities and Other Operating Policies

As discussed in the Prospectus, the Fund invests substantially all of its assets in private investment funds ("Private Investment Funds") managed by a range of alternative asset managers ("Investment Managers") that employ a variety of investment strategies, including, but not limited to, credit and event-oriented investing, hedged credit, convertible arbitrage, long/short equity (low net exposure) and merger arbitrage. Additional information regarding the types of securities and financial instruments in which Investment Managers may invest the assets of the Private Investment Funds, and certain of the investment techniques that may be used by Investment Managers, are set forth below.

Equity Securities

The investment portfolios of Private Investment Funds may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and foreign issuers. The value of equity securities depends on business, economic and other factors affecting those issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

Investment Managers may generally invest the assets of Private Investment Funds in equity securities without restriction. These investments may include securities issued by companies having relatively small market capitalization, including "micro cap" companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, because these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. These securities are also subject to other risks that are less prominent in the case of the securities of larger companies.

Growth Investing

Certain Private Investment Funds invest in "growth" stocks. Securities of growth companies may be more volatile since such companies usually invest a high portion of earnings in their business, and they may lack the dividends of value stocks that can cushion stock prices in a falling market. In addition, earnings disappointments often lead to sharply falling prices because investors buy growth stocks in anticipation of superior earnings growth.

Value Investing

Certain Private Investment Funds invest in "value" stocks. An Investment Manager to a Private Investment Fund may be wrong in its assessment of a company's value and the stocks the Private Investment Fund holds may not reach what the Investment Manager believes are their full values. A particular risk of a Private Investment Fund's value approach is that some holdings may not recover and provide the capital growth anticipated or a stock judged to be undervalued may actually be appropriately priced. Further, because the prices of value-oriented securities tend to correlate more closely with economic cycles than growth-oriented securities, they generally are more sensitive to changing economic conditions, such as changes in interest rates, corporate earnings, and industrial production. The market may not favor value-oriented stocks and may not favor equities at all. During those periods, the Private Investment Fund's relative performance may suffer.

Fixed Income Securities

Private Investment Funds may invest in fixed income securities. Fixed income securities include bonds, notes and debentures issued by U.S. and foreign corporations and governments. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed income securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (i.e., credit risk); the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (i.e., market risk); and the risk that certain investments may become difficult to purchase or sell (i.e., liquidity risk). Certain portfolio securities, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to significant reductions of yield and possible loss of principal. The current historically low interest rate environment increases the risk associated with rising interest rates, especially since the Federal Reserve has ended its quantitative easing program.

Private Investment Funds may invest in both investment grade and non-investment grade debt securities. Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (a "Rating Agency") of one of the four highest rating categories or, if not rated by any Rating Agency, have been determined by an Investment Manager to be of comparable quality.

A Private Investment Fund's investments in non-investment grade debt securities, including convertible debt securities, are considered by the Rating Agencies to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. Non-investment grade securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade securities to make principal and interest payments than is the case for higher grade securities. In addition, the market for lower grade securities may be thinner and less liquid than the market for higher grade securities. For a description of the ratings of the Rating Agencies, see Annex B to this SAI.

Securities and Other Obligations of Financially Distressed Companies

A Private Investment Fund may purchase securities and other obligations of foreign and domestic companies that are experiencing significant financial or business distress, including companies involved in bankruptcy, or other reorganization and liquidation proceedings. These issuers may be in weak financial condition, experiencing poor operating results, having substantial capital needs or a negative net worth, or facing special competitive or product obsolescence problems. Investments of this type may involve substantial financial and business risks that can result in substantial, or at times even total, losses. Under such circumstances, the returns generated from the Private Investment Fund's investments may not compensate the Private Investment Fund adequately for the risks assumed.

Acquired investments may include senior or subordinated debt securities, bank loans, promissory notes and other evidences of indebtedness, as well as payables to trade creditors. Although such purchases may result in significant returns to the Private Investment Fund, they involve a substantial degree of risk and may not show any return for a considerable period of time. In fact, many of these securities and investments ordinarily remain unpaid while the company is in bankruptcy and may not ultimately be paid unless and until the company reorganizes and/or emerges from bankruptcy proceedings. As a result, such securities may have to be held for an extended period of time. The level of analytical sophistication, both financial and legal, necessary for successful investment in companies experiencing significant business and financial distress is high. There is no assurance that the Investment Managers will correctly evaluate the nature and magnitude of the various factors that could affect the prospects for a successful reorganization or similar action. In any reorganization or liquidation proceeding relating to a company in which a Private Investment Fund invests, the Private Investment Fund may lose its entire investment or may be required to accept cash or securities with a value less than the Private Investment Fund's original investment. Under such circumstances, the returns generated from the Private Investment Fund's investments may not compensate the Private Investment Fund adequately for the risks assumed.

Mortgage-Backed Securities

Private Investment Funds may invest in mortgage-backed securities. The investment characteristics of mortgage-backed securities differ from those of traditional debt securities. Among the major differences are that interest and principal payments on mortgage-backed securities are made more frequently, usually monthly, and that principal may be prepaid at any time because the underlying loans or other assets generally may be prepaid at any time. The adverse effects of prepayments may indirectly affect the Fund in two ways. First, particular investments may experience outright losses, as in the case of an interest-only security in an environment of faster than expected actual or anticipated prepayments. Second, particular investments may underperform relative to hedges that the Private Investment Funds may have entered into for these investments, resulting in a loss to the Private Investment Fund. In particular, prepayments (at par) may limit the potential upside of many mortgage-backed securities to their principal or par amounts, whereas their corresponding hedges often have the potential for large losses.

The Private Investment Funds may also invest in structured notes, variable rate mortgage-backed securities, including adjustable-rate mortgage securities ("ARMs"), which are backed by mortgages with variable rates, and certain classes of collateralized mortgage obligation ("CMO") derivatives, the rate of interest payable under which varies with a designated rate or index. The value of these investments is closely tied to the absolute levels of such rates or indices, or the market's perception of anticipated changes in those rates or indices. This introduces additional risk factors related to the movements in specific indices or interest rates that may be difficult or impossible to hedge, and which also interact in a complex fashion with prepayment risks.

Mortgage-backed securities are also subject to the risk of delinquencies on mortgage loans underlying such securities. An unexpectedly high rate of defaults on the mortgages held by a mortgage pool may adversely affect the value of a mortgage-backed security and could result in losses to a Private Investment Fund. So-called "subprime" mortgages (mortgage loans made to borrowers with weakened credit histories or with a lower capacity to make timely payments on their mortgages) have experienced higher rates of delinquency in recent years. Increased mortgage delinquencies may adversely impact the market for mortgage-backed securities generally (including derivatives or other instruments linked to the value of such securities) for a substantial length of time and lead to turmoil in the credit markets generally, as happened in the period beginning in 2007. In particular, holders of mortgage-backed securities may experience great difficulty in valuing such securities if there is a reduced market for mortgage-backed securities (as happened during the same period). See "Types of Investments and Related Risks — Risks of Fund of Hedge Funds Structure — Valuation" in the Prospectus.

Asset Backed Securities

The Private Investment Funds in which the Fund invests may invest in asset-backed securities ("ABS"), such as residential mortgage-backed securities, commercial mortgage-backed securities and collateralized debt obligations, or synthetic securities with respect to which the reference obligations are

ABS (including credit default swap transactions ("CDS Transactions")). ABS are securities that entitle the holders thereof to receive payments that depend primarily on the cash flow from, among others, (a) a specified pool of financial assets, either a fixed pool or a revolving pool, that by their terms convert into cash within a finite time period, together with rights or other assets designed to assure the servicing or timely distribution of proceeds to the holders of such securities or (b) real estate mortgage loans, either a fixed pool or a revolving pool, together with rights or other assets designed to assure the servicing or timely distribution of proceeds to holders of such securities. ABS backed by real estate mortgage loans do not entitle the holders thereof to share in the appreciation in value of or in the profits generated by the related real estate assets.

ABS include but are not limited to securities for which the underlying collateral consists of assets such as home equity loans, leases, residential mortgage loans, commercial mortgage loans, auto finance receivables, credit card receivables and other debt obligations. Sponsors of issuers of ABS are primarily banks and finance companies, captive finance subsidiaries of non-financial corporations or specialized originators such as credit card lenders.

ABS carry coupons that can be fixed or floating. The spread will vary depending on the credit quality of the underlying collateral, the degree and nature of credit enhancement and the degree of variability in the cash flows emanating from the securitized assets. In the event that spreads on ABS widen after acquisition by an underlying hedge fund or portfolio manager, the market value of such ABS is likely to decline and, in the case of a substantial spread widening, could decline by a substantial amount.

Holders of ABS bear various risks, including credit risk, liquidity risk, interest rate risk, market risk, operations risk, structural risk and legal risk. The structure of an ABS and the terms of the investors' interest in the collateral can vary widely depending on the type of collateral, the desires of investors and the use of credit enhancements. Although the basic elements of all ABS are similar, individual transactions can differ markedly in both structure and execution. Important determinants of the risk associated with issuing or holding the securities include the process by which principal and interest payments are allocated and distributed to investors, how credit losses affect the issuing vehicle and the return to investors in such ABS, whether collateral represents a fixed set of specific assets or accounts, whether the underlying collateral assets are revolving or closed-end, under what terms (including maturity of the asset-backed instrument) any remaining balance in the accounts may revert to the issuing entity and the extent to which the entity that is the actual source of the collateral assets is obligated to provide support to the issuing vehicle or to the investors in such ABS.

All or most of the ABS that a Private Investment Fund may invest in are subordinate in right of payment and rank junior to other securities that are secured by or represent an ownership interest in the same pool of assets. In addition, many of the transactions have structural features that divert payments of interest and/or principal to more senior classes when the delinquency or loss experience of the pool exceeds certain levels. As a result, such securities have a higher risk of loss as a result of delinquencies or losses on the underlying assets. In certain circumstances, payments of interest may be reduced or eliminated for one or more payment dates. Additionally, as a result of cash flow being diverted to payments of principal on more senior classes, the average life of such securities may lengthen. Subordinate ABS generally do not have the right to call a default or vote on remedies following a default unless more senior securities have been paid in full. As a result, a shortfall in payments to subordinate investors in ABS will generally not result in a default being declared on the transaction, and the transaction will not be restructured or unwound. Furthermore, because subordinate ABS may represent a relatively small percentage of the size of the asset pool being securitized, the impact of a relatively small loss on the overall pool may be substantially on the holders of such subordinate security.

Often ABS are structured to reallocate the risks entailed in the underlying collateral (particularly credit risk) into security tranches that match the desires of investors. For example, senior subordinated security structures give holders of senior tranches greater credit risk protection (albeit at lower yields) than holders of subordinated tranches. Under this structure, at least two classes of ABS are issued, with the senior class having a priority claim on the cash flows from the underlying pool of assets. The subordinated class must absorb credit losses on the collateral before losses can be allocated to the senior portion. Because the senior class has this priority claim, cash flows from the underlying pool of assets must first satisfy the requirements of the senior class. Only after these requirements have been satisfied will the cash flows be directed to service the subordinated class.

Private Investment Funds may also enter into CDS Transactions with respect to which the reference obligations are ABS that are subordinate in right of payment and rank junior to other securities that are secured by or represent an ownership interest in the same pool of assets. In addition, many of the ABS that an underlying hedge fund or portfolio manager may invest in may have been issued in transactions that have structural features that divert payments of interest and/or principal to more senior classes when the delinquency or loss experience of the pool exceeds certain levels. As a result, such securities have a higher risk of loss as a result of delinquencies or losses on the underlying assets. In certain circumstances, payments of interest may be reduced or eliminated for one or more payment dates. Additionally, as a result of cash flow being diverted to payments of principal on more senior classes, the average life of such securities may lengthen. For example, in the case of certain ABS type residential securities, no distributions of principal will generally be made with respect to any class until the aggregate principal balances of the more senior classes of securities have been reduced to zero. Subordinate ABS generally do not have the right to call a default or vote on remedies following a default unless more senior securities have been paid in full. As a result, a shortfall in payments to subordinate investors in ABS will generally not result in a default being declared on the transaction and the transaction will not be restructured or unwound. Furthermore, because subordinate ABS may represent a relatively small percentage of the size of the asset pool being securitized, the impact of a relatively small loss on the overall pool may disproportionately affect the holders of such subordinate security.

Commodities

Certain Private Investment Funds may invest directly in commodities, rather than gaining exposure to commodities markets by investing in futures contracts. Unlike financial instruments, there are costs of physical storage associated with purchasing a commodity, which would not be associated with a futures contract for the same commodity. These storage costs include the time value of money invested in the physical commodity plus the actual costs of storing the commodity less any benefits from ownership of the physical commodity that are not obtained by the holder of a futures contract (this is sometimes referred to as the "convenience yield"). To the extent that these storage costs change for a commodity while the Private Investment Fund has invested directly in that commodity, the value of the Private Investment Fund's investment in that commodity may change accordingly.

In addition, the values of commodities are subject to additional variables which may be less significant to the values of traditional securities such as stocks and bonds. Variables such as drought, floods, weather, livestock disease, embargoes and tariffs may have a larger impact on commodity prices. These additional variables may create additional investment risks which subject the Private Investment Fund investments to greater volatility than investments in traditional securities.

Energy/Natural Resources Investing

The production and marketing of commodities, energy and natural resources may be affected by actions and changes in governments. Securities of such companies may be subject to broad price fluctuations, reflecting volatility of energy and basic materials prices and possible instability of supply of various hard assets, as well as changes in demand due to international economic conditions. In addition, some such companies also may be subject to the risks of mining and oil drilling, and the risks of other hazards, such as fire, drought, and increased regulatory and environmental costs.

Real Estate

Investing in real estate, including real estate investment trusts ("REITs") may subject a Private Investment Fund to risks associated with the ownership of real estate, including terrorist attacks, war or other acts that destroy real property (in addition to securities market risks). Some REITs may invest in a limited number of properties, in a narrow geographic area, or in a single property type, which increases the risk that a Private Investment Fund could be unfavorably affected by the poor performance of a single investment or investment type. These companies are also sensitive to factors such as changes in real estate values and property taxes, interest rates, cash flow of underlying real estate assets, supply and demand, and the management skill and creditworthiness of the issuer. Borrowers could default on or sell investments the REIT holds, which could reduce the cash flow needed to make distributions to investors. In addition, REITs also may be affected by tax and regulatory requirements in that a REIT may not qualify for preferential tax treatments or exemptions. REITs require specialized management and pay management expenses. Securities issued by private partnerships in real estate may be more illiquid than securities issued by other Private Investment Funds generally, because the partnerships' underlying real estate investments may tend to be less liquid than other types of investments.

Non-U.S. Securities

Private Investment Funds may invest in equity securities of non-U.S. issuers and in depositary receipts, such as American Depositary Receipts ("ADRs"), that represent an indirect interest in securities of non-U.S. issuers. Non-U.S. securities in which Private Investment Funds invest may be listed on non-U.S. securities exchanges or traded in non-U.S. over-the-counter markets or may be purchased in private placements and not be publicly traded. Investments in non-U.S. securities are affected by risk factors generally not thought to be present in the U.S. These factors are listed in the Prospectus under "Types of Investments and Related Risks — Investment Related Risks — Non-U.S. Investments."

As a general matter, Private Investment Funds are not required to hedge against non-U.S. currency risks, including the risk of changing currency exchange rates, which could reduce the value of non-U.S. currency denominated portfolio securities irrespective of the underlying investment. However, from time to time, a Private Investment Fund may enter into forward currency exchange contracts ("forward contracts") for hedging purposes or non-hedging purposes to pursue its investment objective. Forward contracts are transactions involving the Private Investment Fund's obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by the Private Investment Fund for hedging purposes to protect against uncertainty in the level of future non-U.S. currency exchange rates, such as when the Private Investment Fund anticipates purchasing or selling a non-U.S. security. This technique would allow the Private Investment Fund to "lock in" the U.S. dollar price of the security. Forward contracts also may be used to attempt to protect the value of the Private Investment Fund's existing holdings of non-U.S. securities. There may be, however, imperfect correlation between the Private Investment Fund's non-U.S. securities holdings and the forward contracts entered into with respect to such holdings. Forward contracts also may be used for non-hedging purposes to pursue the Private Investment Fund's investment objective, such as when an Investment Manager anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in such currencies are not then held in the Private Investment Fund's investment portfolio.

Money Market Instruments

The Fund and Private Investment Funds may invest, for defensive purposes or otherwise, some or all of their assets in high quality fixed income securities, money market instruments and money market mutual funds, or may hold cash or cash equivalents in such amounts as the Adviser or Investment Managers deem appropriate under the circumstances. The Fund or Private Investment Funds also may invest in these instruments pending allocation of their respective offering proceeds. Money market instruments are high quality, short-term fixed income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government Securities, commercial paper, certificates of deposit and bankers' acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

Repurchase Agreements

The Fund and the Private Investment Funds may enter into repurchase agreements to a limited extent. Repurchase agreements are agreements under which the Fund or a Private Investment Fund purchases securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities dealer that agrees to repurchase the securities from the Fund or Private Investment Fund at a higher price on a designated future date. If the seller under a repurchase agreement becomes insolvent or otherwise fails to repurchase the securities, the Fund or Private Investment Fund would have the right to sell the securities. This right, however, may be restricted, or the value of the securities may decline before the securities can be liquidated. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, the Fund or Private Investment Fund might encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities. Repurchase agreements that are subject to foreign law may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and they therefore may involve greater risks. The Fund has adopted specific policies designed to minimize certain of the risks of loss from its use of repurchase agreements.

Reverse Repurchase Agreements

The Fund and the Private Investment Funds may enter into reverse repurchase agreements to a limited extent. Reverse repurchase agreements involve the sale of a security to a bank or securities dealer and the simultaneous agreement to repurchase the security for a fixed price, reflecting a market rate of interest, on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Fund or a Private Investment Fund. Reverse repurchase agreements are a form of leverage which also may increase the volatility of the Fund's or a Private Investment Fund's investment portfolio. The Fund will segregate permissible liquid assets at least equal to the aggregate amount of its reverse repurchase obligations, plus accrued interest.

Special Investment Techniques

Private Investment Funds may use a variety of special investment techniques to hedge a portion of their investment portfolios against various risks or other factors that generally affect the values of securities. They may also use these techniques for non-hedging purposes in pursuing their investment objectives. These techniques may involve the use of derivative transactions. The techniques Private Investment Funds may employ may change over time as new instruments and techniques are introduced or as a result of regulatory developments. Certain of the special investment techniques that Private Investment Funds may use are speculative and involve a high degree of risk, particularly when used for non-hedging purposes. It is possible that any hedging transaction may not perform as anticipated and that a Private Investment Fund may suffer losses as a result of its hedging activities.

Derivatives. Private Investment Funds may engage in transactions involving options, futures, forwards and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the portfolio as a whole. Derivatives permit Private Investment Funds to increase or decrease the level of risk, or change the character of the risk, to which their portfolios are exposed in much the same way as they can increase or decrease the level of risk, or change the character of the risk, of their portfolios by making investments in specific securities.

Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential impact on a Private Investment Fund's performance.

If a Private Investment Fund invests in derivatives at inopportune times or judges market conditions incorrectly, such investments may lower the Private Investment Fund's return or result in a loss. A Private Investment Fund also could experience losses if its derivatives were poorly correlated with its other investments, or if the Private Investment Fund were unable to liquidate a derivatives position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

With respect to derivatives involving high yield and other debt securities, a Private Investment Fund or the Fund will usually have a contractual relationship only with the counterparty of the derivative, and not with the issuer of the indebtedness. A Private Investment Fund generally will have no right to directly enforce compliance by the issuer with the terms of a derivative, nor any rights of set-off against the issuer, nor have any voting rights with respect to the indebtedness. A Private Investment Fund will not directly benefit from the collateral supporting the underlying indebtedness and will not have the benefit of the remedies that would normally be available to a holder of the indebtedness. In addition, in the event of the insolvency of the counterparty to the derivative, the Private Investment Fund will be treated as a general creditor of such counterparty, and will not have any claim with respect to the underlying indebtedness. Consequently, the Private Investment Fund will be subject to the credit risk of the counterparty as well as that of the issuer of the indebtedness. As a result, concentrations of such derivatives in any one counterparty subject the Private Investment Fund and/or the Fund to an additional degree of risk with respect to defaults by such counterparty as well as by the issuer of the underlying indebtedness.

Options and Futures. The Private Investment Funds may utilize options and futures contracts. They also may use so-called "synthetic" options (notional principal contracts with characteristics of an OTC option) or other derivative instruments sold ( or "written") by swap dealers, broker-dealers or other permissible financial intermediaries. Such transactions may be effected on securities exchanges, in the over-the-counter market or negotiated directly with counterparties. When such transactions are purchased over-the-counter or negotiated directly with counterparties, a Private Investment Fund bears the risk that the counterparty will be unable or unwilling to perform its obligations under the option contract. Such transactions may also be illiquid and, in such cases, a Private Investment Fund may have difficulty closing out its position. Over-the-counter options and synthetic transactions purchased and sold by Private Investment Funds may include options on baskets of specific securities, indices or other financial assets or instruments.

The Private Investment Funds may purchase call and put options on specific securities, indices or other financial assets or instruments, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue their investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security or other asset at a stated exercise price at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security or other asset at a stated exercise price at any time prior to the expiration of the option. A covered call option on a security is a call option with respect to which a Private Investment Fund owns the underlying security. The sale of such an option exposes a Private Investment Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold at a profit or to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on a Private Investment Fund's books. The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security while also depriving the seller of the opportunity to invest the segregated assets. Options sold by the Private Investment Funds need not be covered.

A Private Investment Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Private Investment Fund will realize a profit or loss if the amount paid to sell or purchase (or received to sell) an option is less (or more), as the case may be, than the amount received from the corresponding sale (or purchase) of the option thereof. To close out a position as a purchaser of an option, an Investment Manager would ordinarily effect a similar "closing sale transaction," which involves liquidating the position by selling the option previously purchased, although the Private Investment Fund could exercise the option should it deem it advantageous to do so.

The Adviser, on behalf of the Fund, has claimed a temporary exemption from the definition of the term "commodity pool operator" ("CPO") under the Commodity Exchange Act ("CEA"). Therefore, neither the Fund nor the Adviser (with respect to the Fund) is currently subject to registration or regulation as a commodity pool or CPO under the CEA. When the temporary exemption expires, to the extent the Fund is not otherwise eligible to claim an exclusion from regulation by the Commodity Futures Trading Commission ("CFTC"), the Fund will operate subject to CFTC regulation. If the Adviser and Fund become subject to CFTC regulation, as well as related National Futures Association rules, the Fund may incur additional compliance and other expenses.

Private Investment Funds may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits that might be realized in trading could be eliminated by adverse changes in the relevant currency exchange rate, or a loss could be incurred as a result of those changes. Transactions on foreign exchanges may include both commodities which are traded on domestic exchanges and those which are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.

Engaging in these transactions involves risk of loss, which could adversely affect the value of the Fund's net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting a Private Investment Fund to substantial losses.

Successful use of futures also is subject to an Investment Manager's ability to correctly predict movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

Some or all of the Investment Managers may purchase and sell stock index futures contracts for a Private Investment Fund. A stock index future obligates a Private Investment Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract's last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day.

Some or all of the Investment Managers may purchase and sell interest rate futures contracts for a Private Investment Fund. An interest rate future generally represents an obligation to purchase or sell an amount of a specific debt security at a future date at a specific price.

Some or all of the Investment Managers may purchase and sell currency futures or commodity futures. A currency future creates an obligation to purchase or sell an amount of a specific currency at a future date at a specific price. A commodity future creates an obligation to purchase or sell an amount of a specific commodity at a future date at a specific price.

Options on Securities Indexes. Some or all of the Investment Managers may purchase and sell for the Private Investment Funds call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging purposes or non-hedging purposes to pursue their investment objectives. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by an Investment Manager of options on stock indexes will be subject to the Investment Manager's ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

Warrants and Rights. Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

Swap Agreements. The Investment Managers may enter into equity, interest rate, and index and currency rate swap agreements on behalf of Private Investment Funds. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an investment was made directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a "basket" of securities representing a particular index. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or "cap"; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or "floor"; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

Most swap agreements entered into by a Private Investment Fund would require the calculation of the obligations of the parties to the agreements on a "net basis." Consequently, a Private Investment Fund's current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The risk of loss with respect to swaps is limited to the net amount of interest payments that a party is contractually obligated to make. If the other party to a swap defaults, a Private Investment Fund's risk of loss consists of the net amount of payments that it contractually is entitled to receive.

To achieve investment returns equivalent to those achieved by an Investment Manager in whose investment vehicles the Fund could not invest directly, perhaps because of their investment minimums or their unavailability for direct investment, the Fund may enter into swap agreements under which the Fund may agree, on a net basis, to pay a return based on a floating interest rate, such as LIBOR, and to receive the total return of the reference investment vehicle over a stated time period. The Fund may seek to achieve the same investment result through the use of other derivatives in similar circumstances. The Federal income tax treatment of swap agreements and other derivatives used in the above manner is unclear.

Possible Effects of Speculative Position Limits. The CFTC and the U.S. commodities exchanges have established limits referred to as "speculative position limits" on the maximum net long or short speculative futures positions that any person may hold or control in derivatives traded on U.S. commodities exchanges. All accounts owned or managed by a commodity trading adviser, its principals and their affiliates generally will be combined for position limit purposes. Because futures position limits allow a commodity trading advisor, its principals and their affiliates to control only a limited number of contracts in any one commodity, each Investment Manager and its principals and affiliates are potentially subject to a conflict among the interests of all accounts the Investment Manager and its principals and their affiliates control which are competing for shares of that limited number of contracts. Although each Investment Manager may be able to achieve the same or similar performance results with OTC substitutes for futures contracts, the OTC market may be subject to differing prices, lesser liquidity and greater counterparty credit risks than on U.S. commodities exchanges. Each Investment Manager may be required to reduce the size or number of positions that would otherwise be held for a Private Investment Fund or not trade in certain markets on behalf of the Private Investment Fund in order to avoid exceeding such limits. Modification of trades that would otherwise be made by a Private Investment Fund, if required, could adversely affect the Private Investment Fund's operations and profitability. A violation of speculative position limits by an Investment Manager could lead to regulatory action materially adverse to a Private Investment Fund's prospects for profitability.

The speculative position limits of the CFTC and U.S. commodities exchanges are subject to change. Any new or additional position limits imposed on an Investment Manager and its principal and affiliates may impact the Private Investment Fund's ability to invest in a manner that most efficiently meets its investment objective.

Other Instruments and Future Developments. A Private Investment Fund may take advantage of opportunities in the area of swaps, options on various underlying instruments, and certain other customized "synthetic" or derivative instruments, which will be subject to varying degrees of risk. In addition, a Private Investment Fund may take advantage of opportunities with respect to certain other

"synthetic" or derivative instruments which are not presently contemplated, or which are not presently available, but which may be developed and which may be subject to significant degrees of risk.

Hedging Limitations. Although the Adviser may seek one or more Investment Managers who employ various hedging techniques, the extent and effectiveness of such hedging strategies may vary substantially. Moreover, it will not be a goal of the Adviser to retain Investment Managers who necessarily employ fully hedged or "market-neutral" strategies. Most hedging techniques of Investment Managers will be directed primarily toward general market risks or certain issuer risks. Typically there are numerous investment risks which will not be hedged or necessarily capable of being hedged as a practical matter. To the extent unhedged, investment positions of Investment Managers will, in general, be fully exposed to market and investment risks. Hedging techniques have a variety of limitations. Hedging against a decline in the value of a portfolio position by selling short, for example, does not eliminate fluctuations in the values of portfolio positions or prevent losses if the values of such positions decline, but establishes other positions designed to gain from those same developments, thus moderating the decline in the overall portfolio positions' value. Hedging through market index options may only protect against an overall market downturn, as compared with price declines in specific securities.

Hedge transactions generally also limit the opportunity for gain if the value of the portfolio position should increase, due to the hedging cost or price decline in the hedging position. For a variety of reasons, an Investment Manager may not seek or be able to establish a sufficiently accurate correlation between hedging instruments and the portfolio holdings being hedged. Such imperfect correlation may prevent a Private Investment Fund from achieving the intended hedge or may expose the Fund to risk of loss. Such losses can include losses on the hedged position, the attempted hedge position, or both, and could be substantial. There can be no assurance, therefore, that investment positions of Private Investment Funds will be significantly hedged against investment risks or that such hedging strategies, if any, will in fact prove successful.

Lending Portfolio Securities

A Private Investment Fund may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The Private Investment Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities which affords the Private Investment Fund an opportunity to earn interest on the amount of the loan and on the loaned securities' collateral. A Private Investment Fund generally will receive collateral consisting of cash, U.S. Government Securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. The Private Investment Fund might experience risk of loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Private Investment Fund.

When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, a Private Investment Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis, which means delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are fixed when the Private Investment Fund enters into the commitment, but the Private Investment Fund does not make payment until it receives delivery from the counterparty. After a Private Investment Fund commits to purchase such securities, but before delivery and settlement, it may sell the securities if it is deemed advisable.

Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value, generally changing in the same way (i.e., appreciating when interest rates decline and depreciating when interest rates rise), based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities so purchased may expose a Private Investment Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when a Private Investment Fund is fully or almost fully invested results in a form of leverage and may result in greater potential fluctuation in the value of the net assets of a Private Investment Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered and that the purchaser of securities sold by a Private Investment Fund on a forward basis will not honor its purchase obligation. In such cases, the Private Investment Fund may incur a loss.

Risk Management

The sophistication of the risk management techniques employed by Investment Managers varies. However, even the most sophisticated risk management techniques cannot protect a Private Investment Fund against loss in all circumstances. All risk management models are premised upon assumptions with respect to economic and political conditions, market sentiment and other factors. The occurrence of an aberrational event not anticipated by a model can cause a portfolio to sustain a significant loss. Such events may include volatility in energy prices, sharp swings in interest rates or other factors.

REPURCHASES AND TRANSFERS OF SHARES

Repurchase Offers

As discussed in the Prospectus, offers to repurchase Shares will be made by the Fund at such times and on such terms as may be determined by the Fund's Board of Trustees (the "Board"), in its sole discretion in accordance with the provisions of applicable law. In determining whether the Fund should repurchase Shares from shareholders of the Fund ("Shareholders") pursuant to written tenders, the Board will consider the recommendation of the Adviser. The Board also will consider various factors, including but not limited to those listed in the Prospectus, in making its determinations.

The Board will cause the Fund to make offers to repurchase Shares from Shareholders pursuant to written tenders only on terms it determines to be fair to the Fund and to all Shareholders of the Fund. When the Board determines that the Fund will repurchase Shares, notice will be provided to each Shareholder of the Fund describing the terms thereof, and containing information Shareholders should consider in deciding whether and how to participate in such repurchase opportunity. Shareholders who are deciding whether to tender their Shares during the period that a repurchase offer is open may ascertain an estimated net asset value of their Shares (which is calculated once a month at month-end) from Atlantic Fund Administration, the administrator for the Fund, during such period. If a repurchase offer is oversubscribed by Shareholders, the Fund may repurchase only a pro rata portion of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law.

Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily on its books a segregated account consisting of (i) cash, (ii) liquid securities or (iii) interests in Private Investment Funds that the Fund has requested be withdrawn (or any combination of the foregoing), in an amount equal to the aggregate estimated unpaid dollar amount of any outstanding repurchase offer.

Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise liquidate these holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover. The Adviser intends to take measures (subject to such policies as may be established by the Board) to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Shares.

Mandatory Redemptions

As noted in the Prospectus, the Fund has the right to redeem Shares of a Shareholder or any person acquiring Shares from or through a Shareholder under certain circumstances. Such mandatory redemptions may be made if:

•Shares have been transferred or vested in any person by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a Shareholder;

•ownership of Shares by a Shareholder or other person will cause the Fund to be in violation of, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the U.S. or any other relevant jurisdiction;

•continued ownership of such Shares may be harmful or injurious to the business or reputation of the Fund or the Adviser, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal consequences;

•any of the representations and warranties made by a Shareholder in connection with the acquisition of Shares was not true when made or has ceased to be true; or

•it would be in the best interests of the Fund to redeem Shares.

Transfers of Shares

With very limited exceptions, Shares are not transferable and liquidity will be provided only through the repurchase offers that will be made from time to time by the Fund. No transfer of Shares will be permitted by the Fund unless the transferee is an "Eligible Investor" (as defined in the Prospectus), and, after the transfer, the value of the Shares beneficially owned by each of the transferor and the transferee is at least equal to the Fund's minimum investment requirement.

The Fund's organizational documents provide that each Shareholder has agreed to indemnify and hold harmless the Fund, the Board, the Adviser, each other Shareholder and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses, including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement, joint or several, to which such persons may become subject by reason of or arising from any transfer made by such Shareholder in violation of these provisions or any misrepresentation made by such Shareholder in connection with any such transfer.

MANAGEMENT OF THE FUND

The Trustees supervise the Fund's affairs under the laws governing statutory trusts in the State of Delaware. The Trustees have approved contracts under which certain companies provide essential management, administrative and shareholder services to the Fund.

Trustees and Officers

The Board consists of four Trustees. These same individuals also serve as trustees for the Fund's feeder fund, the Pine Grove Alternative Fund, which is managed by the Adviser. Three Trustees have no affiliation or business connection with the Adviser or any of its affiliated persons and do not own any stock or other securities issued by the Adviser. These are the "non-interested" or "Independent Trustees". The other Trustee (the "Interested Trustee") is affiliated with the Adviser.

Board Structure and Oversight Function. Under the Fund's bylaws, the Board may designate one of the Trustees as chair to preside over meetings of the Board and meetings of shareholders, and to perform such other duties as may be assigned to him or her by the Board. Presently, Matthew Stadtmauer serves as Chairman of the Board and is an Interested Trustee by virtue of his employment relationship with the Adviser. The Board believes that it is in the best interests of Fund shareholders for Mr. Stadtmauer to serve as Chairman of the Board because of his significant experience in matters of relevance to the Fund's business. The Board does not, at the present time, have a lead Independent Trustee; the Board has determined that the compositions of the Audit Committee and the Nominating Committee are appropriate means to address any potential conflicts of interest that may arise from the Chairman's status as an Interested Trustee. In addition, the Independent Trustees play an active role on the Board. The Independent Trustees compose a majority of the Board and are closely involved in all material deliberations related to the Fund. The Board believes that, with these practices, each Independent Trustee has an equal involvement in the actions and oversight role of the Board and equal accountability to the Fund and its shareholders. The Independent Trustees are expected to meet separately in executive session, both with and without the Fund's chief compliance officer, as often as necessary to exercise their oversight responsibilities.

The Board operates using a system of committees to facilitate the timely and efficient consideration of all matters of importance to the Trustees, the Fund and Fund shareholders, and to facilitate compliance with legal and regulatory requirements and oversight of the Fund's activities and associated risks. The Board has established two standing committees: (1) Audit Committee and (2) Nominating Committee. The Audit Committee and the Nominating Committee are comprised exclusively of Independent Trustees. Each committee charter governs the scope of the committee's responsibilities with respect to the oversight of the Fund. The responsibilities of each committee, including their oversight responsibilities, are described further under the caption "Independent Trustees and the Committees."

The Fund is subject to a number of risks, including investment, compliance, operational and valuation risk, among others. The Board oversees these risks as part of its broader oversight of the Fund's affairs through various Board and committee activities. The Board has adopted, and periodically reviews, policies and procedures designed to address various risks to the Fund. In addition, appropriate personnel, including but not limited to the Fund's Chief Compliance Officer, members of the Fund's administration and accounting teams, representatives from the Fund's independent registered public accounting firm, the Fund's Treasurer and portfolio management personnel, make regular reports regarding the Fund's activities and related risks to the Board and the committees, as appropriate. The Board's committee structure allows separate committees to focus on different aspects of risk and potential impact on the Fund and then report back to the full Board. In between regular meetings, Fund officers also communicate with the Trustees regarding material exceptions and items germane to the Board's oversight risk function. The Board recognizes that it is not possible to identify all of the risks that may affect the Fund, and that it is not possible to develop processes and controls to eliminate all of the risks that may affect the Fund. Moreover, the Board recognizes that it may be necessary for the Fund to bear certain risks (such as investment risk) to achieve its investment objective.

As needed between meetings of the Board, the Board or a specific committee receives and reviews reports relating to the Fund and engages in discussions with appropriate parties relating to the Fund's operations and related risks.

Independent Trustees

The Fund seeks as Trustees individuals of distinction and experience in business and finance, academia or other relevant experience. In determining that a particular Trustee was and continues to be qualified to serve as Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. Based on a review of the experience, qualifications, attributes or skills of each Trustee, including those enumerated in the table below, the Board has determined that each of the Trustees is qualified to serve as a Trustee of the Fund. In addition, the Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes and skills that allow the Board to operate effectively in governing the Fund and protecting the interests of shareholders. Information about the Fund's Nominating Committee and Board nomination process is provided below under the caption "Independent Trustees and the Committees."

The Independent Trustees of the Fund, their age, address, term of office and length of time served, their principal business occupations during the past five years, the number of portfolios in the Fund Complex (defined below) overseen by each Independent Trustee (as of March 31, 2016) and other directorships, if any, held by the Trustees, are shown below. The Fund Complex includes closed-end funds (including all of their portfolios) advised by the Adviser and any funds that have an investment adviser that is an affiliated person of the Adviser.

INDEPENDENT TRUSTEES
Name, Age, and Address of Independent Trustee (1)	Position(s) Held with Registrant	Length of Time Served (2)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Independent Trustee	Other Trusteeships/Directorships Held by Independent Trustee (3)
Jonathan Morgan Born: 1963	Trustee	Since 2013	Principal, Sound Fund Advisors LLC, since 2011; Global Head of Research, Alternative Investments, UBP Asset Management 2009 - 2011; Managing Director, Barclays Global Investors, 2005 - 2009.	2	None.
Boris Onefater Born: 1967	Trustee	Since 2013	Managing Partner and CEO, Constellation Advisers LLC., since 2008.	2	None. Formerly, served as Director to funds advised by Dreman Value Management, LLC.
Mattia Auriemma Born: 1973	Trustee	Since 2014	Fund Director/Principal, HighWater Limited, since 2012; Head of Operational Due Diligence/Senior Managing Director, UBP Asset Management, LLC 2009-2012.	2	None.

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(1)The address of each Trustee is c/o Atlantic Fund Services, Three Canal Plaza, Portland, ME 04101.

(2)Each Trustee serves an indefinite term, until his or her successor is elected.

(3)This includes any directorships at public companies and registered investment companies held by the Trustee at any time during the past five years.

The Trustee who is affiliated with the Adviser or affiliates of the Adviser (as set forth below) and executive officers of the Fund, his age, address, term of office and length of time served, his principal business occupations during the past five years, the number of portfolios in the Fund Complex overseen by the Interested Trustee (as of March 31, 2016) and the other directorships, if any, held by the Interested Trustee, are shown below.

INTERESTED TRUSTEE
Name, Age, and Address of Interested Trustee (1)	Position(s) Held with Registrant	Length of Time Served (2)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Interested Trustee	Other Trusteeships/Directorships Held by Interested Trustee (3)
Matthew Stadtmauer Born: 1973	President, Chief Executive Officer and Trustee	Since 2013	President of FRM Investment Management (USA) LLC (since 2015); Managing Member and President of Pine Grove Asset Management LLC (2010-2015); formerly Chief Marketing Officer (2002 - 2008) and Chief Executive Office (2008 - 2010) of Union Bancaire Privee Asset Management LLC.	2	None.

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(1)The address of each Trustee is c/o Atlantic Fund Services, Three Canal Plaza, Portland, ME 04101.

(2)Each Trustee serves an indefinite term, until his or her successor is elected.

(3)This includes any directorships at public companies and registered investment companies held by the Trustee at any time during the past five years.

Executive Officers

Name, Age and Address of Executive Officer (1)	Position(s) Held with Registrant	Length of Time Served (2)	Principal Occupation(s) During Past 5 Years
Linzie Steinbach Born: 1980	Treasurer and Chief Financial Officer	Since 2015	Fund Controller at FRM USA since April 2015; Senior Vice President and Fund Controller at Bank of America from 2007 through March 2015.

Adam R. Waldstein Born: 1981	Vice President and Secretary	Since 2015	Associate Counsel, Atlantic since 2015; Contract Attorney, 2010-2015.

Nadine Le Gall Born: 1970	Chief Compliance Officer	Since 2014	Head of Compliance Americas of Man, 2010 - present; Chief Compliance Officer of GLG U.S., 2008-present.

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(1)The address of each Officer is c/o Atlantic Fund Services, Three Canal Plaza, Portland, ME 04101.

(2)Each Officer serves an indefinite term, until his or her successor is elected.

As to each Independent Trustee and his or her immediate family members, no person owned beneficially or of record securities in an investment adviser or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with an investment adviser or principal underwriter of the Fund.

Trustee Ownership in the Fund and the Family of Investment Companies. The following table sets forth each trustee's ownership of the Fund and the Family of Investment Companies.

Trustees	Dollar Range of Beneficial Ownership in the Fund as of December 31, 2015 (1)	Aggregate Dollar Range of Ownership as of December 31, 2015 in all Registered Investment Companies Overseen by Trustee in the Family of Investment Companies (1)(2)
Independent Trustees
Jonathan Morgan	$50,000 - $100,000	$50,000 - $100,000
Boris Onefater	None	None
Mattia Auriemma	None	None
Interested Trustee
Matthew Stadtmauer	Over $100,000	Over $100,000

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(1)	Key to Dollar Ranges
A. None
B. $1 - $10,000
C. $10,001 - $50,000
D. $50,001 - $100,000
E. Over $100,000
(2)	The term "Family of Investment Companies" includes two or more registered funds that share the same investment adviser or principal underwriter and hold themselves out to investors as related companies for purposes of investment and investor services. Currently, the registered funds that comprise the "Family of Investment Companies" are the Fund and the Pine Grove Alternative Fund.

Independent Trustees and the Committees

Law and regulation establish both general guidelines and specific duties for the Independent Trustees. The Board has two committees: (1) Audit Committee and (2) Nominating Committee. Jonathan Morgan, Boris Onefater and Mattia Auriemma of the Independent Trustees serve as members of the Audit Committee. Jonathan Morgan, Boris Onefater and Mattia Auriemma, Independent Trustees, serve as members of the Nominating Committee.

The Independent Trustees are charged with recommending to the full Board approval of management, advisory and administration contracts, and distribution and underwriting agreements; continually reviewing fund performance; checking on the pricing of portfolio securities and transfer agent costs; and approving fidelity bond and related insurance coverage and allocations, as well as other matters that arise from time to time.

The Board has a separately-designated standing Audit Committee. The Audit Committee is charged with recommending to the full Board the engagement or discharge of the Fund's independent registered public accounting firm; directing investigations into matters within the scope of the independent registered public accounting firm's duties, including the power to retain outside specialists; reviewing with the independent registered public accounting firm the audit plan and results of the auditing engagement; approving professional services provided by the independent registered public accounting firm and other accounting firms prior to the performance of the services; reviewing the independence of the independent registered public accounting firm; considering the range of audit and non-audit fees; reviewing the adequacy of the Fund's system of internal controls; and reviewing the valuation process. The Fund has adopted a formal, written Audit Committee Charter.

The members of the Audit Committee of the Fund are Jonathan Morgan, Boris Onefater and Mattia Auriemma. None of the members of the Fund's Audit Committee is an "interested person," as defined under the 1940 Act, of the Fund (with such disinterested Trustees being "Independent Trustees" or individually, "Independent Trustee"). The Chairperson of the Audit Committee of the Fund is Boris Onefater. For the fiscal year ended March 31, 2016, the Board held XXX Audit Committee meetings.

The Board also has a Nominating Committee. The Nominating Committee identifies individuals qualified to serve as Independent Trustees on the Board and on committees of such Board and recommends such qualified individuals for nomination by the Independent Trustees as candidates for election as Independent Trustees, advises the Board with respect to Board composition, procedures and committees, develops and recommends to the Board a set of corporate governance principles applicable to the Fund, monitors and makes recommendations on corporate governance matters and policies and procedures of the Board and any Board committees and oversees periodic evaluations of the Board and its committees. The members of the Nominating Committee of the Fund are Jonathan Morgan, Boris Onefater and Mattia Auriemma, each of whom is an Independent Trustee. The Chairperson of the Nominating Committee is Jonathan Morgan.

Persons recommended by the Fund's Nominating Committee as candidates for nomination as Independent Trustees shall possess such experience, qualifications, attributes, skills and diversity so as to enhance the Board's ability to manage and direct the affairs and business of the Fund, including, when applicable, to enhance the ability of committees of the Board to fulfill their duties and/or to satisfy any independence requirements imposed by law or regulation. While the Independent Trustees of the Fund expect to be able to continue to identify from their own resources an ample number of qualified candidates for the Board as they deem appropriate, they will consider nominations from shareholders to the Board. Nominations from shareholders should be in writing and sent to the Independent Trustees as described below under the caption "Shareholder Communications." For the fiscal year ended March 31, 2016, the Board held XXX Nominating Committee meeting.

Experience, Qualifications and Attributes

The Board has concluded, based on each Trustee's experience, qualifications and attributes that each Board member should serve as a Trustee. Following is a brief summary of the information that led to and/or supports this conclusion.

Jonathan Morgan, an Independent Trustee, founded Sound Fund Advisors LLC, a firm that provides fund governance services to hedge funds and registered funds, in 2011 and currently serves as a principal. Prior to that, from 2009 to 2011, Mr. Morgan was the Global Head of Research for alternative investments at UBP Asset Management. While at UBP, Mr. Morgan also served as the chair of UBP's manager selection committee and was a member of UBP's investment committee. Prior to that, from 2005 to 2009, Mr. Morgan was the head of Barclays Global Investor's New York office, serving as managing director, head of the hedge fund management group and head of investments. Earlier in his career, Mr. Morgan held management positions with Julius Baer Investment Management, Parallax Capital Management, PTC. Ltd., Croesus capital Management and Caxton Corporation. The Board concluded that Mr. Morgan's extensive experience in the hedge fund industry made him an appropriate choice to serve as a Trustee.

Boris Onefater, an Independent Trustee, currently serves as the Managing Partner and CEO of Constellation Advisers LLC ("Constellation"), which provides consulting services in areas including strategy, risk management, operations and compliance. Mr. Onefater has served as Managing Partner and CEO at Constellation since 2008. Prior to that, from 2006 to 2008, Mr. Onefater served as CEO, COO and CFO of Dreman Value Management LLC, an SEC registered investment adviser. During Mr. Onefater's tenure, Dreman managed approximately $19 billion in client assets, consisting of both discretionary and non-discretionary accounts. Prior to that, Mr. Onefater was a partner and the national hedge fund director for Deloitte. Earlier in his career, Mr. Onefater held management roles at Bankers Trust Company and Deloitte & Touche LLP. Mr. Onefater is also a Certified Public Accountant in the State of New York. The Board concluded that Mr. Onefater's extensive exposure in the fund industry, including with hedge funds and registered investment companies as well as his extensive experience in accounting, made him an appropriate choice to serve as a Trustee.

Mattia Auriemma, an Independent Trustee, joined HighWater in July 2012. Mr. Auriemma is based in New York and has spent the last nine years as a hedge fund allocator responsible for operational due diligence on investment managers. Prior to joining HighWater Limited, Mr. Auriemma held the role of Senior Managing Director and Global Head of Operational Due Diligence at UBP Asset Management, LLC. He was a member of the Manager Selection Committee where he had veto rights over all alternative investment allocations. Before joining UBP in 2009 to restructure the operational risk process, Mr. Auriemma developed the hedge fund operational risk platforms for Barclays Wealth, Barclays Global Investors and Bank Julius Baer Investment Management. Before becoming a hedge fund allocator, Mr. Auriemma held senior positions in hedge fund operations, at Reservoir Capital Group and AQR Capital Management, and hedge fund administration at Citco Fund Services, where Mr. Auriemma was responsible for establishing the US presence there. He spent the first five years of his career as an auditor specializing in hedge funds and broker dealers. Mr. Auriemma has a BS degree in Accounting from St. John's University and is a Certified Public Accountant in New York State.

Matthew Stadtmauer, an Interested Trustee, is President of FRM, based in New York, and a member of FRM's Management Committee. Matthew is responsible for the marketing and business development of the FRM business. Prior to assuming his current role, Matthew was a Managing Member and President at Pine Grove Asset Management (now operating as Pine Grove Funds under the FRM business). Before joining Pine Grove in 2010, Matthew was CEO at Union Bancaire Privee Asset Management for two years. Prior to becoming CEO, he spent six years leading the firm's marketing and business development efforts. Before joining Union Bancaire Privee Asset Management, Matthew held positions in Salomon Smith Barney and Mellon Private Asset Management. Matthew holds a BS degree in Consumer Economics from the University of Delaware.

The Trustees' principal occupations during the past five years or more are shown in the above tables.

Shareholder Communications

Shareholders may send communications to the Board. Shareholders should send communications intended for the Board by addressing the communications directly to that Board (or individual Board members) and/or otherwise clearly indicating in the salutation that the communication is for the Board (or individual Board members) and by sending the communication to either the Fund's office or directly to such Board member(s) at the address specified for each Trustee previously noted. Other shareholder communications received by the Fund not directly addressed and sent to the Board will be reviewed and generally responded to by management, and will be forwarded to the Board only at management's discretion based on the matters contained therein.

Compensation of Trustees and Officers

Each Independent Trustee (except for the Chairperson of the Boards) receives an annual retainer fee of $20,000 for serving the Fund and the Fund's feeder fund, Pine Grove Alternative Fund (together the "Pine Grove Funds").

The Fund also reimburses such Independent Trustees for travel and other out-of-pocket expenses incurred by them in connection with attending such meetings. Interested Trustees receive no compensation or expense reimbursement from the Fund for their services as Trustee.

The following table shows the aggregate compensation to be payable to each of the Fund's Trustees from the Fund for the fiscal period ended March 31, 2016 and the aggregate compensation to be payable to each of the Fund's Trustees by the Fund Complex (which includes all Pine Grove Funds) for the fiscal period ended March 31, 2016.

Compensation (1)

Name of Independent Trustee	Aggregate Compensation from the Fund	Total Compensation from the Fund Complex Payable to Trustees
Jonathan Morgan	$18,000	$20,000

Boris Onefater	$18,000	$20,000

Mattia Auriemma	$18,000	$20,000
Name of Interested Trustee
Matthew Stadtmauer	None.	None.

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(1)Includes all amounts paid for serving as director/trustee of the funds, as well as serving as Chairperson of the Boards or a Chairperson of a Committee.

Code of Ethics

Pursuant to Rule 17j-1 under the 1940 Act, the Board has adopted a Code of Ethics for the Fund and approved Codes of Ethics adopted by the Adviser (the "Code"). The Code is intended to ensure that the interests of Shareholders and other clients are placed ahead of any personal interest, that no undue personal benefit is obtained from the person's employment activities and that actual and potential conflicts of interest are avoided.

The Code applies to the personal investing activities of Trustees and officers of the Fund, and the Adviser ("Access Persons"). Rule 17j-1 and the Code are designed to prevent unlawful practices in connection with the purchase or sale of securities by Access Persons, including with respect to securities that may be purchased or held by the Fund (which may only be purchased by Access Persons so long as the requirements set forth in the Code are complied with). Under the Code, Access Persons are permitted to engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings or private placements. The Code is on file with the SEC, and is available to the public.

Investment Advisory Agreement

FRM Investment Management (USA) LLC ("FRM") is a Delaware limited liability corporation, with its principal business address at 452 5th Avenue, 26th Floor, New York, NY 10018. FRM provides investment advisory services and sub-advisory services to U.S. and non-U.S. affiliated pooled investment vehicles (including private investment funds and closed-end funds). FRM is wholly-owned by Man Principal Strategies Corp ("MPS") which is ultimately controlled by Man Group plc. Man Group plc is listed on the London Stock Exchange, and provides investment management services for institutional and private investors globally. As of March 31, 2016, FRM had $XXX in assets under management.

Pursuant to the Fund's investment advisory agreement (the "Agreement"), the Adviser receives compensation for providing investment advisory services in the amounts described below.

Advisory Fees

For the fiscal period January 1, 2014 (commencement of operations) through March 31, 2014, and for the fiscal years ended March 31, 2015 and March 31, 2016, the Fund paid the Adviser (or its predecessor) a total of $122,140, $487,025 and $XXX,XXX respectively in advisory fees.

The Adviser is entitled to receive an advisory fee, accrued monthly and paid quarterly in arrears, of 0.225% (0.90% on an annualized basis) of the Fund's month end net asset value (the "Management Fee").

The Adviser has agreed to waive and/or reimburse other expenses of the Fund ("Other Expenses") (excluding extraordinary expenses, any shareholder servicing fees and the following investment related expenses: foreign country tax expense and interest expense on amounts borrowed by the Fund) to the extent necessary in order to cap other expenses of the Fund's Class A Shares at X.XX% and the Fund's Class I Shares at 0.60%. The expense cap of the Fund will be in effect until August 1, 2017.

Approval of the Advisory Agreement

The original advisory agreement was approved by the Board (including a majority of the Independent Trustees) at a meeting held in person on September 12, 2013 and was also approved by the then sole Shareholder of the Fund. On June 5, 2014, in connection with the acquisition of the Adviser (formerly known as Pine Grove Asset Management LLC) by MPS, the Fund's Board of Trustees unanimously approved terminating the original agreement and approved the Agreement for the Fund, and recommended that this Agreement be submitted to the Fund's shareholders for their approval. On July 23, 2014, the Fund's shareholders approved the Agreement. The Agreement of the Fund has an initial term of two years from the date of its effectiveness. The Agreement will continue in effect from year to year thereafter so long as such continuance is approved annually by the Board or by vote of a majority of the outstanding voting securities of the Fund; provided that in either event the continuance is also approved by a majority of the Independent Trustees by vote cast in person at a meeting called for the purpose of voting on such approval. The continuation of the Advisory Agreement to [XXXX DATE] has been approved by the Board of Trustees and a majority of the Independent Trustees. The Agreement is terminable without penalty, on 60 days' prior written notice: by the Board; by vote of a majority of the outstanding voting securities of the Fund; or by the Adviser. The Agreement also provides that it will terminate automatically in the event of its "assignment," as defined by the 1940 Act and the rules thereunder.

A discussion of the factors considered by the Board in approving the Agreement is set forth in the Fund's semi-annual report to Shareholders for the period ended September 30, 2014.

Distributor

Foreside Fund Services, LLC acts as the distributor of the Fund's Shares.

The Adviser may, from time to time and from its own resources, pay, defray or absorb costs relating to distribution, including payments out of its own resources to the Distributor. The Adviser currently pays the Distributor, from the Adviser's own resources, the fees set forth in the "Plan of Distribution" section of the Fund's Prospectus.

Shareholder Servicing Fee

The Fund pays the Administrator, and the Administrator pays each Service Agent, a monthly shareholder servicing fee of 0.270833% (0.85% on an annualized basis) of the net asset value of the outstanding Class A Shares attributable to the clients of the Service Agent who are invested in the Fund through the Service Agent. The maximum aggregate Shareholder Servicing Fee payable by the Fund to the Administrator, Distributor and all Service Agents will not exceed 4.9% of the aggregate offering proceeds of the offering of Class A Shares. In exchange for this fee, the Service Agent will respond to Shareholder inquiries about the Fund, facilitate Fund communications with Shareholders, assist Shareholders in changing account designations or addresses, and assist Shareholders in processing repurchase requests.

Other Accounts Managed by the Portfolio Managers

Because the portfolio managers manage assets for other investment companies, pooled investment vehicles, and/or other accounts (including institutional clients, pension plans and certain high net worth individuals), there may be an incentive to favor one client over another resulting in conflicts of interest. For instance, the Adviser may receive fees from certain accounts that are higher than the fee it receives from the Fund, or it may receive a performance-based fee on certain accounts. In those instances, the portfolio managers may have an incentive to favor the higher and/or performance-based fee accounts over the Fund. In addition, a conflict of interest could exist to the extent the Adviser has proprietary investments in certain accounts, where portfolio managers have personal investments in certain accounts or to the extent that certain accounts are investment options in the Adviser's employee benefits and/or deferred compensation plans. The portfolio manager may have an incentive to favor these accounts over others. The Adviser has adopted trade allocation and other policies and procedures that it believes are reasonably designed to address these and other conflicts of interest.

The following tables show information regarding accounts (other than the Fund) managed by the portfolio manager as of March 31, 2016:

Number of Other Accounts Managed and Total Assets by Account Type
	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
Name of Portfolio Manager	Number of Accounts	Assets Managed	Number of Accounts	Assets Managed	Number of Accounts	Assets Managed
Thomas N. Williams	None	None	8	$766,664,790	None	None

Securities Ownership of Portfolio Managers

As of March 31, 2016, the dollar range of securities beneficially owned by each portfolio manager in the Fund is shown below:

Name of Portfolio Manager	Dollar Range of Securities Beneficially Owned
Thomas N. Williams	$100,001 - $500,000

As of March 31, 2016, the dollar range of securities beneficially owned by each portfolio manager in the Pine Grove Alternative Fund, the Feeder Fund, is shown below:

Name of Portfolio Manager	Dollar Range of Securities Beneficially Owned
Thomas N. Williams	$50,001 - $100,000

Portfolio Manager Compensation Structure

The portfolio manager receives a combination of a base salary plus a profit distribution from the Adviser. The methodology used to determine portfolio manager compensation is applied across all accounts managed by the portfolio manager.

Base salary compensation. Generally, the portfolio manager receives base salary compensation from the Adviser.

Profit Distribution. In addition to base compensation, the portfolio manager may receive a profit distribution from the Adviser.

Fund Expenses

The Fund bears all expenses incurred in its business and operations other than those specifically required to be borne by the Adviser pursuant to the Agreement.

Expenses borne by the Fund (and thus indirectly by Shareholders) include, but are not limited to, the following:

•all expenses related to its investment program, including, but not limited to, expenses borne indirectly through the Fund's investments in the underlying Private Investment Funds, including any fees and expenses charged by the Investment Managers of the Private Investment Funds (including management fees, performance or incentive fees/allocations and redemption or withdrawal fees, however titled or structured), all costs and expenses directly related to portfolio transactions and positions for the Fund's account such as direct and indirect expenses associated with the Fund's investments, including its investments in Private Investment Funds (whether or not consummated), and enforcing the Fund's rights in respect of such investments, transfer taxes and premiums, taxes withheld on non-U.S. dividends, fees for data and software providers, research expenses, professional fees (including, without limitation, the fees and expenses of consultants, attorneys and experts) and, if applicable, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees;

•any non-investment related interest expense;

•attorneys' fees and disbursements associated with preparing and updating the Fund's registration statement and with reviewing potential investments to be made in Private Investment Funds;

•fees and disbursements of any accountants engaged by the Fund, expenses related to the annual audit of the Fund and the preparation of the Fund's tax information;

•fees paid and out-of-pocket expenses reimbursed to the Administrator;

•recordkeeping, custody and transfer agency fees and expenses;

•the costs of errors and omissions/Trustees' and officers' liability insurance and a fidelity bond;

•the Management Fee;

•the costs of preparing and mailing reports and other communications, including proxy, tender offer correspondence or similar materials, to Shareholders;

•fees of Trustees who are not "interested persons" and travel expenses of Trustees relating to meetings of the Fund's Board of Trustees and committees thereof;

•all costs and charges for equipment or services used in communicating information regarding the Fund's transactions among the Adviser and any custodian or other agent engaged by the Fund;

•any extraordinary expenses (as defined below), including indemnification expenses as provided for in the Fund's organizational documents; and

•costs of market information services (e.g. Bloomberg), risk measurement services and outside compliance services.

Certain expenses of the Fund attributable to a particular share class ("Class Expenses") will be allocated to the share class to which they are attributable. Class Expenses are limited to: (i) Distribution and Service Fees; (ii) recordkeeping, custody and transfer agency and sub-transfer agency fees and expenses; (iii) printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of a specific series; (iv) the expense of administrative personnel and services to support the shareholders of a specific series; (v) litigation or other legal expenses relating solely to one series; and (vi) Trustees' fees incurred as a result of issues relating to one series. Certain expenses may be allocated differently if their method of imposition changes. Thus, if a Class Expense can no longer be attributed to a series, it will be charged to the Fund. Any additional Class Expenses not specifically identified above which are subsequently identified and determined to be properly allocated to one series of shares shall not be so allocated until approved by the Board of Trustees in light of the requirements of the 1940 Act and the Code.

The Adviser will be reimbursed by the Fund for any of the above expenses that it pays on behalf of the Fund, except as otherwise provided above.

The Fund incurred organizational expenses of $41,235. The Fund incurred initial offering costs of approximately $240,242. The Fund is expected to incur additional expenses in establishing the Fund's Class A Shares. The Fund's offering costs were capitalized and amortized over the 12 month period ended December 31, 2014. The Fund also bears certain ongoing offering costs associated with the Fund's continuous offering of Shares (mostly printing expenses).

"Extraordinary expenses" are expenses incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceedings and indemnification expenses.

The Private Investment Funds bear all expenses incurred in connection with their operations similar to those incurred by the Fund. The Investment Managers generally will charge asset-based fees to, and receive performance-based fees from, the Private Investment Funds, which effectively will reduce the investment returns of the Private Investment Funds and the amount of any distributions from the Private Investment Funds to the Fund. These expenses and fees will be in addition to those incurred by the Fund itself. As an investor in the Private Investment Funds, the Fund will bear its proportionate share of the expenses and fees of the Private Investment Funds and will also be subject to incentive allocations to the Investment Managers.

Proxy Voting and Proxy Voting Record Policies and Procedures

While it is unlikely that the Fund will hold voting securities on a regular basis pursuant to its stated investment policies, the Fund may, from time to time, hold voting securities in a Private Investment Fund and may at some point vote as a shareholder of the Private Investment Fund, typically by proxy. The Board of the Fund believes that the voting of proxies on securities held by the Fund is an important element of the overall investment process. As such, the Board has delegated the responsibility to vote such proxies to the Adviser. Please see Annex A for the Adviser's Proxy Voting Policies and Procedures ("Proxy Policy").

Further Information

A copy of the Fund's proxy voting record is available by calling the Adviser at (908) 273-6321 and on the SEC's web site at www.sec.gov.

CONFLICTS OF INTEREST

The Adviser and the Investment Managers

The Adviser and its affiliates manage other accounts (including other funds and accounts in which the Investment Managers may have an interest) other than the Fund ("Adviser Accounts"). Set out below are practices that the Adviser may follow. Many of the Investment Managers and their respective affiliates also manage other accounts other than the Private Investment Funds. Although the Adviser anticipates that Investment Managers will follow practices similar to those described below, no guarantee or assurances can be made that similar practices will be followed or that an Investment Manager will adhere to, and comply with, its stated practices.

Participation in Investment Opportunities

The Adviser expects to employ an investment program for the Fund that is substantially similar to the investment program (or, in some cases, to portions of the investment program) employed by it for certain Adviser Accounts. As a general matter, the Adviser will consider participation by the Fund in all appropriate investment opportunities that are under consideration for those Adviser Accounts. There may be circumstances, however, under which the Adviser will cause one or more Adviser Accounts to commit a larger percentage of their respective assets to an investment opportunity than that to which the Adviser will commit the Fund's assets. There also may be circumstances under which the Adviser will consider participation by Adviser Accounts in investment opportunities in which the Adviser does not intend to invest on behalf of the Fund, or vice versa.

The Adviser evaluates for the Fund and for the Adviser Accounts a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Fund or an Adviser Account at a particular time, including, but not limited to, the following: (1) the nature of the investment opportunity taken in the context of the other investments at the time; (2) the liquidity of the investment relative to the needs of the particular entity or account; (3) the availability of the opportunity (i.e., size of obtainable position); (4) the transaction costs involved; and (5) the investment or regulatory limitations applicable to the particular entity or account. Because these considerations may differ for the Fund and the Adviser Accounts in the context of any particular investment opportunity, the investment activities of the Fund and the Adviser Accounts may differ from time to time. In addition, the fees and expenses of the Fund differ from those of the Adviser Accounts. Accordingly, the future performance of the Fund and the Adviser Accounts will vary.

When the Adviser determines that it would be appropriate for the Fund and one or more Adviser Accounts to participate in an investment transaction in the same Private Investment Fund or other investment at the same time, it will attempt to aggregate, place and allocate orders on a basis that the Adviser believes to be fair and equitable, consistent with its responsibilities under applicable law. Decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same extent as the Adviser Accounts, in all investments or trades. However, no participating entity or account will receive preferential treatment over any other and the Adviser will take steps to ensure that no participating entity or account will be systematically disadvantaged by the aggregation, placement and allocation of orders and investments.

Situations may occur, however, where the Fund could be disadvantaged because of the investment activities conducted by the Adviser for the Adviser Accounts. Such situations may be based on, among other things, the following: (1) legal restrictions or other limitations (including limitations imposed by Investment Managers with respect to Private Investment Funds) on the combined size of positions that may be taken for the Fund and/or the Adviser Accounts, thereby limiting the size of the Fund's position or the availability of the investment opportunity; (2) the difficulty of liquidating an investment for the Fund and the Adviser Accounts where the market cannot absorb the sale of the combined positions; and (3) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of such options or other instruments. In particular, the Fund may be legally restricted from entering into a "joint transaction" (as defined in the 1940 Act) with the Adviser Accounts with respect to the securities of an issuer without first obtaining exemptive relief from the SEC. See "Other Matters" below.

Directors, principals, officers, employees and affiliates of the Adviser and each Investment Manager may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund or a Private Investment Fund in which the Fund invests. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser or an Investment Manager, or by the Adviser for the Adviser Accounts, or by an Investment Manager on behalf of its own other accounts ("Investment Manager Accounts") that are the same as, different from, or made at a different time than, positions taken for the Fund or a Private Investment Fund.

Investment Managers or their affiliates may from time to time provide investment advisory or other services to private investment funds and other entities or accounts managed by the Adviser or its affiliates.

Other Matters

An Investment Manager may from time to time cause a Private Investment Fund to effect certain principal transactions in securities with one or more Investment Manager Accounts, subject to certain conditions. For example, these transactions may be made in circumstances in which the Investment Manager determined it was appropriate for the Private Investment Fund to purchase and an Investment Manager Account to sell, or the Private Investment Fund to sell and an Investment Manager Account to purchase, the same security or instrument on the same day. Future investment activities of the Investment Managers, or their affiliates, and the principals, partners, directors, officers or employees of the foregoing, may give rise to additional conflicts of interest.

The Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers or managing general partners. These transactions would be effected in circumstances in which the Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument on the same day.

Future investment activities of the Adviser and its affiliates and their principals, partners, directors, officers or employees may give rise to conflicts of interest other than those described above.

TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relevant to the acquisition, holding and disposition of Shares by U.S. Shareholders. This summary is based upon existing U.S. federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual investment circumstance, including investors subject to special tax rules, such as U.S. financial institutions, insurance companies, broker-dealers, traders in securities that elect to mark-to-market their securities holdings, tax-exempt organizations, partnerships, Shareholders who are not United States persons (as defined in the Code), Shareholders liable for the alternative minimum tax, persons holding Shares through partnerships or other pass-through entities, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary assumes that investors have acquired Shares pursuant to this offering and will hold their Shares as "capital assets" (generally, property held for investment) for U.S. federal income tax purposes. Prospective Shareholders are urged to consult their own tax advisors regarding the non-U.S. and U.S. federal, state, and local income and other tax considerations that may be relevant to an investment in the Fund.

In addition to the particular matters set forth in this section, tax-exempt entities should review carefully those sections of this SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans.

Taxation of the Fund

The Fund intends to qualify as a regulated investment company (a "RIC") under federal income tax law. If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income, the Fund will not be required to pay federal income taxes on any income it distributes to shareholders. If the Fund distributes less than an amount equal to the sum of 98% of its ordinary income and 98.2% of its capital gain net income, plus any amounts that were not distributed in previous taxable years, then the Fund will be subject to a nondeductible 4% excise tax on the undistributed amounts.

The Fund is required to use the accrual method of accounting and expects to use the year ending October 31 as its tax year for income tax purposes.

As described below under "Investments in Passive Foreign Investment Companies," the Fund generally expects to be taxed at ordinary income rates on gains from the Private Investment Funds.

Distributions to Shareholders

Shareholders normally will be subject to U.S. federal income taxes, and any state and/or local income taxes, on the dividends and other distributions that they receive from the Fund. As described below under "Investments in Passive Foreign Investment Companies," the fund expects that distributions of both income derived from the Private Investment Funds as well as gains from the disposition of the

Private Investment Funds will generally be taxable to Shareholders at ordinary income rates to the extent of the Fund's current and accumulated earnings and profits. Such distributions will generally be taxable to Shareholders as ordinary income regardless of whether Shareholders receive such payments in cash or reinvest the distributions in the Fund. Distributions by the Fund in excess of the Fund's current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of (and in reduction of) the Shareholders' tax bases in their Shares and any such amount in excess of their bases will be treated as gain from the sale of Shares, as discussed below.

If the Fund receives distributions of "qualified dividend income" from the Private Investment Funds, it could potentially make distributions to Shareholders that are taxed at the same rates as long-term capital gains. The Fund does not expect that it will make distributions to Shareholders that are eligible for this reduced rate of taxation.

Shareholders are generally taxed on any ordinary income dividend or capital gain distributions from the Fund in the year they are actually distributed. However, if any such dividends or distributions are declared in October, November or December and paid to Shareholders of record of such month in January of the following year then such amounts will be treated for tax purposes as having been distributed by the Fund and received by the Shareholders on December 31 of the year prior to the date of payment.

If the Fund receives qualifying dividends from its investments, it could potentially make distributions that are eligible for the 70% "dividends received deduction" for corporate Shareholders. The Fund does not expect that it will make distributions to Shareholders that are eligible for this deduction.

The Fund intends to distribute its ordinary income and capital gains at least once annually.

The Fund will inform Shareholders of the source and status of each distribution made in a given calendar year promptly after the close of such calendar year.

Shareholders who are not citizens or residents of the United States or are foreign entities (together, "Foreign Shareholders") generally will be subject to a 30% U.S. federal withholding tax or U.S. federal withholding tax at such lower rate as prescribed by applicable treaty, on distributions of the Fund's income derived from the Private Investment Funds. Each non-U.S. Shareholder must provide documentation to the Fund certifying its non-U.S. status.

The Fund is required to withhold U.S. tax (at a 30% rate) on payments of taxable dividends and (effective January 1, 2017) redemption proceeds made to certain Foreign Shareholders that fail to comply (or be deemed compliant) with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to the Fund to enable the Fund to determine whether withholding is required.

Foreign shareholders may also be subject to U.S. estate tax with respect to their Fund shares.

Income from Repurchases and Transfers of Shares

The repurchase or transfer of the Fund's Shares may result in a taxable gain or loss to the tendering Shareholder. Different tax consequences may apply for tendering and non-tendering Shareholders in connection with a repurchase offer. For example, if a Shareholder does not tender all of his or her Shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes and may result in deemed distributions to non-tendering Shareholders. On the other hand, Shareholders who tender all of their Shares (including Shares deemed owned by Shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will realize a capital gain or loss. Such gain or loss is measured by the difference between the Shareholder's amount received and his or her adjusted tax basis of the Shares. For non-corporate Shareholders, gain or loss from the transfer or repurchase of shares generally will be taxable at a U.S. federal income tax rate dependent upon the length of time the Shares were held. Shares held for a period of one year or less at the time of such repurchase or transfer will, for U.S. federal income tax purposes, generally result in short-term capital gains or losses, and those held for more than one year will generally result in long-term capital gains or losses.

Legislation requires reporting of adjusted cost basis information for covered securities, which generally include shares of a RIC acquired after January 1, 2012, to the IRS and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

Investments in Passive Foreign Investment Companies

The Fund intends to purchase interests in Private Investment Funds organized outside the United States that are treated as corporations for U.S. tax purposes and that will generally be treated as passive foreign investment companies ("PFICs"). The Fund intends to elect to "mark-to-market" all shares that it holds in PFICs at the end of each taxable year. By making this election, the Fund will recognize as ordinary income any increase in the value of such shares as of the close of the taxable year over their adjusted basis and as ordinary loss any decrease in such value unless the loss is required to be deferred. Gains realized with respect to PFICs that the Fund has elected to mark-to-market will be ordinary income. If the Fund realizes a loss with respect to such a PFIC, whether by virtue of selling the PFIC or because of the "mark-to-market" adjustment described above, such loss will be ordinary to the extent of the excess of the sum of the mark-to-market gains over the mark-to-market losses recognized with respect to the PFIC. To the extent that the Fund's loss with respect to the PFIC exceeds such limitation, the loss will generally be deferred until sold, at which point the loss will be treated as a capital loss. The Fund's ability to deduct capital losses may be limited. However, the Fund does not expect to generate significant capital gains from its investments. By making the mark-to-market election, the Fund may be required to recognize income (which generally must be distributed to its Shareholders) in excess of the distributions that it received from PFICs. Accordingly, the Fund may need to borrow money or dispose of its interests in the Private Investment Funds in order to make the required distributions.

Alternatively, the Fund in certain circumstances may be able to make an election (a "qualified electing fund" or "QEF" election), to include annually as income and gain the Fund's pro rata share of the ordinary earnings and net capital gain of a PFIC, regardless of whether the Fund actually received any distributions from the PFIC. Losses, however, would not flow through to the Fund. For the QEF election to be effective, the PFIC would need to provide the Fund with certain financial information based on U.S. tax accounting principles. There can be no assurance whether any of the PFICs in which the Fund may invest will provide the Fund with the information necessary to enable the Fund to make and maintain a QEF election.

If the Fund does not make the "mark-to-market" election or treat the PFIC as a QEF, it would be subject to an interest charge (at the rate applicable to tax underpayments) on tax liability treated as having been deferred with respect to certain distributions and on gain from the disposition of the shares of a PFIC (collectively referred to as "excess distributions"), even if such excess distributions are paid by the Fund as a dividend to its Shareholders.

Fund Tax Returns and Tax Information

The Fund is required to use the accrual method of accounting and expects to use the year ending October 31 as its tax year for income tax purposes.

After the end of each calendar year, Shareholders will be sent information regarding the amount and character of distributions received from the Fund during the year.

State and Local Taxes

In addition to the U.S. federal income tax consequences summarized above, prospective investors should consider the potential state and local tax consequences of an investment in the Fund. The Fund may become subject to income and other taxes in states and localities based on the Fund's investments in entities that conduct business in those jurisdictions. Shareholders are generally taxable in their state of residence on their share of the Fund's income. Shareholders may be subject to tax in other jurisdictions depending on the activities of the Private Investment Funds in which the Fund invests and the laws of those jurisdictions. Additionally, Shareholders may be entitled to a credit in their state of residence for taxes paid to other jurisdictions.

Information Reporting and Backup Withholding

Information returns generally will be filed with the Internal Revenue Service in connection with distributions with respect to the Shares unless Shareholders establish that they are exempt from the information reporting rules, for example by properly establishing that they are corporations. If Shareholders do not establish that they are exempt from these rules, they generally will be subject to backup withholding on these payments if they fail to provide their taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to Shareholders will be allowed as a credit against their U.S. federal income tax liability and may entitle Shareholders to a refund, provided that the required information is timely furnished to the IRS.

Other Taxes

The foregoing is a summary of some of the tax rules and considerations affecting Shareholders and the Fund's operations, and does not purport to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the Fund. Non-U.S. investors are urged to consult with their own tax advisers regarding any proposed investment in the Fund. A Shareholder may be subject to other taxes, including but not limited to, state and local taxes, estate and inheritance taxes, and intangible taxes that may be imposed by various jurisdictions. The Fund also may be subject to state, local, and foreign taxes that could reduce cash distributions to Shareholders. It is the responsibility of each Shareholder to file all appropriate tax returns that may be required. Each prospective Shareholder is urged to consult with his or her tax adviser with respect to any investment in the Fund.

ERISA AND CERTAIN OTHER CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan or other arrangement subject to ERISA (an "ERISA Plan"), and persons who are fiduciaries with respect to an IRA or Keogh Plan, which is not subject to ERISA but is subject to the prohibited transaction rules of Section 4975 of the Code (together with ERISA Plans, "Benefit Plans") should consider, among other things, the matters described below before determining whether to invest in the Fund.

ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, regulations of the U.S. Department of Labor (the "DOL") provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan's portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan's purposes, an examination of the risk and return factors, the portfolio's composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (see "Tax Aspects") and the projected return of the total portfolio relative to the ERISA Plan's funding objectives. Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. For example, a fiduciary should consider whether an investment in the Fund may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified. If a fiduciary with respect to any such ERISA Plan breaches its or his responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary itself or himself may be held liable for losses incurred by the ERISA Plan as a result of such breach.

Because the Fund is registered as an investment company under the 1940 Act, the Fund will be proceeding on the basis that its underlying assets should not be considered to be "plan assets" of the ERISA Plans investing in the Fund for purposes of ERISA's (or the Code's) fiduciary responsibility and prohibited transaction rules.

A Benefit Plan which proposes to invest in the Fund will be required to represent that it, and any fiduciaries responsible for such Plan's investments, are aware of and understand the Fund's investment objective, policies and strategies, that the decision to invest plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Benefit Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and the Code, as applicable.

Certain prospective Benefit Plan Shareholders may currently maintain relationships with the Adviser or its affiliates. Each of such persons may be deemed to be a fiduciary of or other party in interest or disqualified person of any Benefit Plan to which it provides investment management, investment advisory or other services. ERISA prohibits (and the Code penalizes) the use of ERISA Plan and Benefit Plan assets for the benefit of a party in interest and also prohibits (or penalizes) an ERISA Plan or Benefit Plan fiduciary from using its position to cause such Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. Benefit Plan Shareholders should consult with their own counsel and other advisors to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code or is otherwise inappropriate. Fiduciaries of ERISA or Benefit Plan Shareholders will be required to represent that the decision to invest in the Fund was made by them as fiduciaries that are independent of such affiliated persons, that such fiduciaries are duly authorized to make such investment decision and that they have not relied on any individualized advice or recommendation of such affiliated persons, as a primary basis for the decision to invest in the Fund.

Employee benefit plans which are not subject to ERISA may be subject to other rules governing such plans. Fiduciaries of these plans, whether or not subject to Section 4975 of the Code should consult with their own counsel and other advisors regarding such matters.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this SAI and the Prospectus is general and may be affected by future publication of regulations and rulings. Potential

Benefit Plan Shareholders should consult their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

BROKERAGE

Each Investment Manager is responsible for placing orders for the execution of portfolio transactions and the allocation of brokerage for any Private Investment Fund it manages. Transactions on U.S. stock exchanges and on some non-U.S. stock exchanges involve the payment of negotiated brokerage commissions. On many non-U.S. stock exchanges, commissions are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.

The Adviser expects that each Investment Manager will generally select brokers and dealers to effect transactions on behalf of its Private Investment Fund substantially as described below, although the Adviser can give no assurance that an Investment Manager will adhere to, and comply with, the described practices. The Adviser generally expects that, in selecting brokers and dealers to effect transactions on behalf of a Private Investment Fund, an Investment Manager will seek to obtain the best price and execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm and the firm's risk in positioning a block of securities. Subject to appropriate disclosure, however, Investment Managers of Private Investment Funds that are not investment companies registered under the 1940 Act may select brokers on a basis other than that outlined above and may receive benefits other than research or that benefit the Investment Manager rather than its Private Investment Fund. The Adviser may consider the broker selection process employed by an Investment Manager as a factor in determining whether to invest in its Private Investment Fund. Each Investment Manager generally will seek reasonably competitive commission rates, but will not necessarily pay the lowest commission available on each transaction.

Consistent with seeking best price and execution, an Investment Manager may place brokerage orders with brokers that may provide the Investment Manager and its affiliates with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or of purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of an Investment Manager are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Investment Manager or its affiliates in providing services to clients other than a Private Investment Fund. In addition, not all of the supplemental information is used by the Investment Manager in connection with a Private Investment Fund in which the Fund invests. Conversely, the information provided to the Investment Manager by brokers and dealers through which other clients of the Investment Manager and its affiliates effect securities transactions may be useful to the Investment Manager in providing services to a Private Investment Fund.

ADMINISTRATOR AND TRANSFER AGENT

The Fund has retained the Administrator, Atlantic Fund Administration, LLC (d/b/a Atlantic Fund Services) ("Atlantic" or "Administrator"), whose principal business address is Three Canal Plaza, Suite 600, Portland, Maine 04101, to provide certain administrative and fund accounting services to the Fund. Under the terms of an administration agreement between the Fund and the Administrator (the "Administration Agreement"), the Administrator is responsible, directly or through its agents, for, among other things: (1) calculating and disseminating the net asset value of the Fund in accordance with the Fund's Declaration of Trust; (2) preparing for review the semi-annual and annual financial statements of the Fund, as well as monthly reports regarding the Fund's performance and net asset value; and (3)

performing additional services, as agreed upon, necessary in connection with the administration of the Fund. The Administrator may retain third parties, including its affiliates or those of the Adviser, to perform some or all of these services.

The Administrator is paid a monthly Administrative Fee computed at an annual rate of 0.115% on the Fund's first $100 million in net assets, 0.06% on the Fund's next $150 million in net assets, 0.03% on the Fund's next $500 million in net assets and 0.02% on the Fund's net assets in excess of $750 million (subject to a minimum fee of $78,000 per year). The Administration Agreement may be terminated at any time by either of the parties upon not less than 120 days' written notice.

For the fiscal period January 1, 2014 (commencement of operations) through March 31, 2014, and for the fiscal years ended March 31, 2015 and March 31, 2016, the Fund paid the Administrator a total of $21,750, $98,166 and $XX,XXX, respectively, in fund-services fees.

The Administration Agreement provides that the Administrator, subject to certain limitations, will not be liable to the Fund or to Shareholders for any and all liabilities or expenses except those arising out of the bad faith, negligence or willful misfeasance of the Administrator or its agents or the Administrator's reckless disregard of its duties and obligations under the Administration Agreement. In addition, under the Administration Agreement, the Fund has agreed to indemnify the Administrator from and against any and all liabilities and expenses whatsoever out of the Administrator's actions under the Administration Agreement, other than liability and expense arising out of the Administrator's bad faith, negligence or willful misfeasance.

Atlantic Shareholder Services, LLC (the "Transfer Agent") serves as Transfer Agent for the Fund. The Transfer Agent is registered as a transfer agent with the SEC. The Transfer Agent maintains an account for each shareholder of record of the Fund and is responsible for processing matters related to subscriptions for, and repurchases of Shares. The Transfer Agent's principal business address is Three Canal Plaza, Suite 600, Portland, Maine 04101.

CUSTODIAN

J.P. Morgan Chase Bank, N. A. serves as the Custodian of the assets of the Fund and may maintain custody of such assets with U.S. and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies), subject to policies and procedures approved by the Board. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts, except to the extent that securities may be held in the name of the Custodian or subcustodians in a securities depository, clearing agency or omnibus customer account. The Custodian's principal business address is 4 New York Plaza, New York, New York 10004.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

«Auditor Name» ("«Auditor»"), whose principal business address is «Auditor Street Address», «Auditor City, State Zipcode», is the independent registered public accounting firm for the Fund, providing audit and tax services.

LEGAL COUNSEL

Dechert LLP acts as legal counsel to the Fund. Its principal business address is 1095 Avenue of the Americas, New York, NY 10036.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

The following table lists as of February 29, 2016: (1) the shareholders who owned 25% or more of the outstanding shares of the Fund and thus may be deemed to control the Fund; and (2) the persons who owned beneficially or of record 5% or more of the outstanding shares of the Fund. As of February 29, 2016, no person owned beneficially or of record more than 25% of the Trust.

Name and Address	% of Fund
JP MORGAN HFS CUSTODY FBO PINE GROVE ALTERNATIVE FUND 1 GEORGES DOCK DUBLIN 1 IRELAND 097	8.82%
THE CANARY CHARITABLE FOUNDATION C/O FIRST SPRING CORP 499 PARK AVE 26TH FLOOR NEW YORK, NY 10022	5.29%

As of February 29, 2016 all equity securities of the Fund owned by all officers, trustees, and members of the advisory board of the Registrant as a group totaled less than 1% of the outstanding shares of beneficial interest of the Fund.

REPORTS TO SHAREHOLDERS

The Fund will furnish to its Shareholders as soon as practicable after the end of each taxable year such information as is necessary for such Shareholders to complete Federal and state income tax or information returns, along with any other tax information required by law. The Fund will prepare and transmit to its Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which it is being made, or as otherwise required by the 1940 Act. Monthly reports from the Adviser regarding the Fund's operations during each month also will be sent to the Fund's Shareholders.

FISCAL YEAR

For accounting purposes, the fiscal year of the Fund is the 12-month period ending on March 31. The 12-month period ending October 31 of each year will be the taxable year of the Fund unless otherwise determined by the Fund.

FINANCIAL STATEMENTS

The Fund's Financial Statements and Financial Highlights for the fiscal year ended March 31, 2016, are incorporated by reference into this SAI from the Fund's Annual Report to shareholders and have been audited by AUDITOR, an independent registered public accounting firm, as stated in its report, which is incorporated herein by reference, and have been so incorporated in reliance upon reports of such firm, given upon its authority as an expert in accounting and auditing.

ANNEX A

PROXY VOTING POLICY AND PROCEDURES
1. Introduction

Upon entering into an investment management agreement or similar agreement (an "IMA"), Man1 may be authorised, required or instructed to vote proxies or asked to advise on the voting of proxies in relation to investments managed or advised pursuant to such agreement.

The global proxy voting policy (this "Policy") sets out the policies and procedures that Man will undertake in carrying out this function.

All personnel2 are required to read and comply with this Policy as it is relevant to them.

For purposes of this Policy, the term "proxy(ies)" includes vote, waiver, consent, amendment, modification, resolution or other vote, or any proposals therefor, or the granting or withholding of any consents with respect thereto.

2. Policy

2.1 Where, in relation to a client/client account/Man product3 (each a "client"), the client has:

2.1.1 provided Man with authority and/or discretion to vote proxies but has not specifically instructed Man to vote - Man's portfolio management personnel and/or, in the case of FRM, hedge fund research and risk personnel, as applicable, ("PM") may decide to disregard proxies altogether or, on a case by case basis, determine to vote certain proxies on behalf of such client in accordance with this Policy ("Discretionary Proxy Clients");

2.1.2 specifically instructed Man to vote proxies - Man will vote proxies in accordance with this Policy ("Required Proxy Clients", and together with Discretionary Proxy Clients, "Proxy Clients"); or

2.1.3 retained the power to vote proxies - Man will take no action in relation to proxies.

2.2 For the avoidance of doubt, Man will not vote a proxy in relation to an investment held by a product that it does not manage (e.g., Man will not vote proxies for an investment held in a managed account managed by a third party manager).

2.3 In addition, if there is a regulatory requirement to vote proxies on behalf of a client, Man will ensure that the client's agreement with Man properly provides Man with either the authority to vote proxies in Man's discretion and/or the means and procedures by which Man is to be instructed to vote proxies on such client's behalf.

__________________________________
1 Man means Man Group plc and its controlled subsidiaries and partnerships.

2 For the purposes of this policy, "personnel" is not a legally defined term but includes every employee, officer, partner, director and other person having a similar status or performing similar functions or otherwise subject to the supervision and control of Man.

3 For the purposes of this policy, "client account," "Man product" and "client" mean and include any account or product over which a Man entity has investment discretion or for which a Man entity provides investment advice, for example, as investment adviser, as investment manager or as collateral manager.

3. Voting

3.1 Proxy votes that may be voted at Man's or the PM's discretion, or where Man has been specifically instructed by a client to vote proxies, will be evaluated and Man will seek to vote in the best interest of the relevant Proxy Client(s) with the goal of increasing the overall economic value of the investment. It should be noted that there may be times whereby PMs invest in the same securities/assets while managing different investment strategies and/or client accounts; accordingly, it may be appropriate in certain cases that such securities/assets are voted differently across different investment strategies and/or client accounts, based on their respective investment thesis and other portfolio considerations.

3.2 It should be noted that Man will only vote proxies on securities and other portfolio assets held by clients on or as of the relevant voting date and time, and that proxies received for securities that have been loaned out will generally not be voted.

3.3 In the case where a client provides Man with specific instructions as to the manner in which a particular proxy should be voted, Man will follow such instructions.

3.4 A proxy to be voted on behalf of a Proxy Client must be voted in a prudent manner under the prevailing circumstances, and in accordance with this Policy and Man's other legal duties. Upon the termination of a Proxy Client's IMA with Man, Man will no longer vote proxies for such Proxy Client.

3.5 There may be times when Man believes that abstaining from voting is in its Proxy Clients' overall best economic interest, such as when the expected cost of voting exceeds the expected benefit to the relevant Proxy Client(s). As an example, voting on a security of an issuer that is domiciled in a country where Man does not have a presence may involve additional costs such as a translator or travelling to such country to vote in person. In addition, there may be situations whereby voting may restrict trading such as in the case of share blocking and re-registration. Documentation will be maintained of all proposals that are not voted for Required Proxy Clients and the reasons therefor.

3.6 With respect to any ERISA clients for which Man is an investment manager or similar service provider, Man will act prudently and solely in the interest of the participants and beneficiaries of such ERISA client.

3.7 With respect to any Man US SEC-registered investment company for which Man is an investment manager or sub-adviser, Man will be responsible for voting proxies and reporting the manner in which such proxies are voted on an annual basis.

3.8 The Corporate Actions Group or the relevant operations team is responsible for monitoring proxies, conducting administrative functions with respect to proxies and, where applicable, overseeing that any relevant proxy voting service is voting proxies for all Proxy Voting Service Clients (as defined below).

3.9 In addition, on an on-going basis Man will endeavour to identify material conflicts of interest, if any, which may arise between Man and one or more issuers of clients' portfolio securities, with respect to votes proposed by and/or affecting such issuer(s), in order to ensure that all votes are voted in the overall best interest of clients.

3.10 Man has established Proxy Voting Committees to be responsible, for resolving proxy voting issues when deemed necessary; making proxy voting decisions where a material conflict of interest may exist; monitoring compliance with this Policy; and setting new and/or modifying existing policy. The Charter of the Proxy Voting Committees (which lists the current members of the Proxy Voting Committees) is attached as Appendices to this policy. Compliance will undertake monitoring of proxy votes where potential conflicts of interest may have existed.

3.11 Any attempts by personnel to influence a vote in a manner that is inconsistent with this Policy should be immediately brought to the attention of Compliance.

3.12 Any person receiving an inquiry directly from an issuer regarding a particular proxy should immediately notify (via e-mail or other appropriate means) the Corporate Actions Group or the relevant trading operations team.

3.13 It is Man's general policy not to disclose Man's view on a specific proxy issue/vote or its clients' ownership interests in securities, other than required by law. Limited and confidential disclosure of the foregoing may however be made for business and/or legal purposes.

4. Proxy voting services

Man has appointed, and will appoint from time to time, one or more proxy voting service companies, to provide it with certain proxy voting services (detailed below) for certain Proxy Clients ("Proxy Voting Service Clients").

GLG, AHL and Numeric have appointed ISS, a subsidiary of MCSI Inc., ("ISS") as their proxy voting service with respect to portfolio equity securities. The services to be provided by ISS include, but are not limited to, analyses, research, recommendations and guidelines to assist GLG, AHL and Numeric in voting proxies on behalf of their Proxy Voting Service Clients. GLG, AHL and Numeric have adopted the regional proxy voting guidelines established by ISS, which may be amended from time to time ( "ISS Proxy Voting Guidelines"), as part of these policies and procedures. The ISS Proxy Voting Guidelines can be found on ISS's website at:

http://www.issgovernance.com/policy-gateway/2015-policy-information/

Man will review the proxy voting service company's conflict procedures and voting guidelines periodically to ascertain their adequacy.

4.1 Proxy Voting Guidelines - Equity Securities

Where applicable, GLG, AHL and Numeric will generally vote proxies for Proxy Voting Service Clients in accordance with the relevant proxy voting service company's proxy voting guidelines, unless otherwise specifically instructed to vote otherwise by the PM or such Proxy Voting Service Client.

These guidelines generally provide that:

(i) when the view of the issuer's management is favourable, GLG, AHL and Numeric will generally support current management initiatives with exceptions as noted below; and

(ii) when the view is that changes to the management structure would probably increase security holder value, GLG, AHL and Numeric will not necessarily support current management initiatives.

Exceptions in supporting current management initiatives may include:

•Where there is a clear conflict between management and security holder interests, proxy voting guidelines may call to elect to vote against management.

•In general, proxy voting guidelines will call to oppose proposals that act to entrench management.

•In some instances, even though GLG, AHL and Numeric may support management, there may be corporate governance issues that, in spite of management objections, Man believes should be subject to security holder approval.

Furthermore, with respect to certain vote issues including, but not limited to, option re- pricing and the terms and conditions to serving of members of boards of directors, Man may choose to vote on a case-by-case basis, which may be different from the recommendations set forth in the relevant proxy voting guidelines.

Nevertheless, in voting proxies, Man will take into account what is in the overall best economic interest of its Proxy Voting Service Clients. Man will maintain documentation memorialising the decision to vote a proxy in a manner different from what is stated in any relevant proxy voting guidelines, and the Proxy Voting Committee will be periodically informed of any such votes.

Furthermore, although Man may have adopted the relevant applicable proxy voting guidelines, Man may agree to follow the specific proxy voting instructions or guidelines provided by Proxy Voting Service Clients regarding the manner in which they want their proxy matters to be voted. In addition, in the case where a Proxy Voting Service Client provides Man with specific instructions as to the manner in which a proxy should be voted, Man will follow such instruction notwithstanding that they may not be in accordance with the relevant proxy voting guidelines. Documentation will be maintained of any proxy voting instruction or guideline provided by a Proxy Voting Service Client. As deemed appropriate, the proxy voting Service Company will be notified of any specific proxy voting instruction or guideline provided by a Proxy Voting Service Client.

5. Internal Proxy Process

Where a proxy voting Service Company has either not been appointed to provide services or does not cover a particular security or other relevant portfolio asset, a manual voting process will be managed and executed by the relevant Corporate Actions Group/operations team, and documentation of such vote(s) will be maintained accordingly.

For the avoidance of doubt, in such cases, the proxy voting guidelines referred to in sections 4 and 4.1 above are not applicable but the proxy voting principles referenced in those sections should apply.

6. Proxy Ballot Information

Man may receive proxies, ballots or other vote requests and related information and disclosures for clients from relevant proxy voting service companies, issuers, custodians, administrators, trustees, agent banks, prime brokers and/or other third parties.

The Corporate Actions Group/ or the relevant operations team will be responsible for the following as it relates to any proxies, ballots or other votes made on behalf of Proxy Clients:

(i) Maintaining a record of any proxy, ballot or other vote request and related information and other disclosures received. Where a proxy voting service company has been appointed and Man receives any of the foregoing for a Proxy Voting Service Client directly, the Corporate Actions Group/relevant operations team will send such proxy, ballot or vote (as the case may be) to the relevant proxy voting service company to be incorporated into their electronic database. A record of the proxies received through a proxy voting service company will be maintained in such company's database for Proxy Voting Service Clients;

(ii) Maintaining a record of the votes cast. Where applicable, a record of the votes cast through a proxy voting Service Company will be maintained in such company's database. However, a record of votes cast on behalf of Proxy Clients pursuant to Man or a PM's discretion, irrespective of whether they are also Proxy Voting Service Clients, will be maintained by the Corporate Actions Group/ or the relevant operations team; and

(iii) Where relevant, maintaining any documentation or data that was material in making a decision regarding a particular proxy, or that memorialises the basis for the decision, including proxies that were not voted for a Required Proxy Client.

7. Proxy Voting Responsibilities

The Corporate Actions Group/or the relevant operations team will be responsible for the following as it relates to Proxy Clients:

(i) Ensuring that all proxies for Proxy Clients are voted in accordance with this Policy;

(ii) Monitoring proxies;

(iii) Where applicable, determining whether the subject issuer is on the Proxy Watch List (see section 9.5 below). If so, any proxy, ballot or other vote request and related information and other disclosures received should be forwarded to the Proxy Voting Committee for its review and decision; and

(iv) Where applicable, submitting any instructions for a Proxy Voting Service Client through the relevant proxy voting service company's platform in a timely manner for proxies that Man is voting differently than what is being recommended by the proxy voting service company.

The Corporate Actions Group or the relevant trading operations team, when voting, will vote in accordance with the following criteria in the following order of priority:

(i) First, specific instructions, if any, provided by the Proxy Client;

(ii) Secondly, the proxy voting guidelines, if any, provided by a Proxy Client and agreed to by Man;

(iii) Thirdly, in a manner as instructed by the relevant PM; and

(iv) Fourthly, where applicable, the proxy voting guidelines of the relevant proxy voting service company.

8. Proxy Voting - Silvermine

As a leveraged loan manager, Silvermine is typically delegated the power and responsibility to exercise certain voting rights (i.e., credit agreement amendments, waivers, forbearances, and other forms of related corporate actions) with respect to leveraged loans. When exercising such voting rights, Silvermine takes action based on what is considered to be the best financial interests of its clients. In certain instances, Silvermine refrains from exercising voting rights where it believes that voting is inappropriate, including, among other situations, the cost of voting would exceed any anticipated benefit to the client or where there is little to no economic benefit to the clients associated with the vote such as situations where there is no fee associated with the amendment process. Fees paid in connection with exercising such voting rights belong to the affected clients and not Silvermine.

Silvermine may use the services of LendAmend, a third party firm which provide support to loan market participants in managing the process of administering loan amendments. LendAmend does not provide research or recommendations with respect to exercising voting rights pertaining to leveraged loans. It provides statistics regarding required percentages and processes the execution of the amendments. Fees for LendAmend services are borne by the agent banks engaged in the solicitation and not by Silvermine or its clients. Silvermine CCO and Senior Management are responsible for overseeing the proxy voting process for Silvermine clients.

9. Proxy Voting - FRM

9.1 FRM's investment program primarily involves investing client assets in private funds. Depending on the specific proxy or matter to be voted or agreed, Core Investment Administration ("CIA"), Business Risk Group, Product Legal, Fund Analysts and/or the Portfolio Managers may be responsible for reviewing and voting accordingly. CIA is responsible for determining which of the party(ies) listed above should review the proxy. All documentation relating to the proxy is maintained on the Corporate Actions SharePoint or other centralized location. The Corporate Actions Procedure provides more details as to who is responsible for voting on specific matters. Appendix B provides details on specific policies relating to certain proxies/matters that FRM may vote.

9.2 Routine Matters

Routine matters are typically proposed by Management (as defined below) of an underlying fund and meet the following criteria: (i) they do not measurably change the structure, management, control or operation of the underlying fund; (ii) they do not measurably change the terms of, or fees or expenses associated with, an investment in the underlying fund; and (iii) they are consistent with customary industry standards and practices, as well as the laws applicable to the underlying fund.

For routine matters, FRM will vote in accordance with the recommendation of the underlying fund's management, directors, general partners, managing members or trustees (collectively, the "Management"), as applicable, unless, in FRM's opinion, such recommendation is not in the best interests of the Proxy Client.

9.3 Non-Routine Matters

Non-routine matters involve a variety of issues and may be proposed by an underlying fund's Management or beneficial owners (i.e., shareholders, members, partners, etc. (collectively, the "Owners")). These proxies may involve one or more of the following:

(i) a measurable change in the structure, management, control or operation of the company; (ii) a measurable change in the terms of, or fees or expenses associated with, an investment in the company; or (iii) a change that is inconsistent with industry standards and/or the laws applicable to the underlying fund. Non-routine matters will be reviewed on a case by case basis and will be voted in the best interest of the Proxy Client.

10. Disclosure

Man will, where required, provide Proxy Clients with the following:

(i) A concise summary of this Policy and any material amendments thereto;

(ii) An offer to provide clients with a copy of this Policy upon request; and

(iii) Information, including contact details, as to how Proxy Clients can obtain information regarding how securities and other investments held in their accounts were voted.

If a Proxy Client requests information on how securities/investments held in its accounts were voted, Man will provide, at a minimum:

(i) the name of the issuer;

(ii) the proposal voted upon; and

(iii) how Man voted the relevant proxy.

In the case of a US SEC-registered investment company for which Man is an investment manager, Man will provide a shareholder with requested information on proxy voting within 3 business days of receipt of the request.

It is Man's general policy not to disclose the manner in which it intends to vote a particular proxy prior to the deadline therefor.

11. Material Conflicts of Interest

11.1 Given the nature of Man's business activities, material conflicts of interest may arise between Man and its clients with respect to the voting of proxies. The Proxy Voting Committee will be responsible for identifying actual and potential material conflicts of interest. These conflicts of interest may include, but are not limited to, the following:

11.1.1 Directorships

Certain personnel and/or members of such personnel's immediate family may be on the board of directors of public or private company issuers in which Man may invest or is contemplating investing on behalf of one or more of its clients, or may maintain personal and/or business relationships with such an issuer or with an individual who serves on the board of directors of such an issuer. However, a material conflict of interest may not necessarily exist in the case where personnel serve on such a board on behalf, or at the behest or direction, of Man or a client. Nevertheless, Man will review these situations on a case-by-case basis to ascertain where actual material conflicts of interest exist.

11.1.2 Client affiliation

An institutional client may be affiliated with an issuer of the securities in which Man has invested or is considering investing on behalf of a client or clients. For example, where not prohibited under ERISA and other applicable law, Man may provide investment advisory services, for which it may receive compensation, to the pension plan of a public or private company in whose securities Man may invest on behalf of its clients.

11.1.3 Other Services

Man may provide other services, for which it may receive compensation or a direct or indirect benefit, to public or private company issuers of securities or other portfolio assets in which Man may invest or is considering investing on behalf of a client or clients.

11.2 Proxy Voting Committee

To the extent applicable and other than in relation to FRM, the Proxy Voting Committee will maintain a list, entitled "Proxy Watch List", of issuers as to which it believes Man may have an actual or potential material conflict of interest with respect to voting proxies on behalf of its clients. The Proxy Watch List will be updated periodically and maintained by the Proxy Voting Committee. The Corporate Actions Group or relevant trading operations team will be provided with a copy of this list so that they can properly identify these issuers and forward their proxy ballot information to the Proxy Voting Committee for its information.

Any proxies of an issuer on the Proxy Watch List should be voted in accordance with the relevant proxy voting guidelines unless otherwise decided by the Proxy Voting Committee. If a proxy with respect to a particular issuer as to which a material conflict of interest exists is not voted in accordance with the relevant proxy voting guidelines or if there are no applicable proxy voting guidelines, the Proxy Voting Committee will determine how to vote and will document the basis for its decision.

If a member of the Proxy Voting Committee believes he/she has a material conflict of interest with regards to an issuer with respect to which a proxy is to be voted, he/she shall refrain from participating in a decision on such proxy. A majority vote of the participating voting members of the Proxy Voting Committee members is required for a final ruling on proxy issues.

12. Record-keeping

In addition to the documents referred to in section 6 of this Policy, Man is required to maintain the following documents:

(i) Man's proxy voting policies and procedures, including this Policy, and any amendments thereto;

(ii) Proxy Watch List;

(iii) Proxy voting service's conflict procedures;

(iii) Any proxy voting guidelines or instructions provided by Proxy Clients;

(iv) Proxy voting record;

(v) Records required for Form N-PX (applicable to US SEC registered investment companies only);

(vi) Written records of Proxy Client requests for proxy information and any written response to any (written or oral) Proxy Client request for information on how Man voted the proxies, including any emails; and

(vii) A copy of the written disclosure provided to Proxy Clients that describes Man's proxy voting policies and procedures and any related correspondence sent to Proxy Clients, including emails.

13. Review

Man will periodically review this Policy, and evaluate the services provided by its proxy voting service companies and their respective proxy voting guidelines, in order to ensure compliance with current applicable regulatory requirements.

APPENDIX A
GLG/AHL/Numeric
Proxy Voting Committee Charter
1. PURPOSE

In order to fulfill its responsibilities under Man's Global Proxy Voting Policy (the "Policy") to monitor proxy voting practices, Man has charged the GLG/AHL/Numeric Proxy Voting Committee with the responsibilities described in this Charter.

2. MEMBERSHIP

The membership of the Proxy Voting Committee is as follows:

Voting Members

•Committee Chairperson, Head of US Operations, Colin Bettison

•Head of Operations, David Barber

•Member(s) of Portfolio Management Staff (other Portfolio Management Staff members may serve on the Committee from time to time)

○Asset Manager (GLG), Simon Savage

○Co-Head of Equities (AHL Research & Trading), Paul Chambers

○Chief Investment Officer, Director of Portfolio Management (Numeric), Robert Furdak

Non-Voting Members

•Chief Compliance Officer (NY) - Nadine Le Gall

•Head of Operations (Numeric) - Michael Dorsey

•Member(s) of the Corporate Actions Group (non-voting capacity) - Graeme Scott (other members of the Corporate Actions Group may join in a non-voting capacity from time to time).

Membership and Designees

The Chairperson and members of the Proxy Voting Committee are appointed to serve on the Committee.

To the extent deemed necessary, a Committee member who is unable to attend a Committee meeting should appoint a designee to attend such meeting in such member's stead. For any such meeting, each such designee shall have the voting (if any) and other rights of the designating member.

3. MEETINGS
Frequency:

The Proxy Voting Committee will generally meet on an as-needed basis when actual or potential material conflicts of interest are identified and/or a vote that deviates from the Policy is contemplated. The Chairperson, as required, may call special meetings.

Proxy Voting Committee meetings may be held in person, by telephone or video conference, or any combination of these. In such circumstances as may be determined by the Chairperson, the Proxy Voting Committee may also take action via electronic mail in lieu of a meeting.

Quorum and Actions:

The attendance at a meeting of at least one member from each of the Head of US Operations, Product and Trading Operations and Portfolio Management Staff shall constitute a quorum.

Actions of the Proxy Voting Committee must be approved by a majority of voting members of such quorum.

Reporting and Meeting Minutes:

Minutes of the Proxy Voting Committee will be prepared and approved by the Proxy Voting Committee.

Approved minutes will be distributed to certain Man personnel for information purposes.

4. RESPONSIBILITIES

The responsibilities of the Proxy Voting Committee will include, but are not limited to, the following:

(i) Resolving any proxy voting issues;

(ii) Identifying actual and potential material conflicts of interest and maintaining the Proxy Watch List;

(iii) If deemed necessary, making proxy voting decisions where a material conflict of interest may exist;

(iv) Evaluating the services provided by the proxy voting services companies; and

(iv) Setting policy including approving any additions or amendments to the Policy.

APPENDIX B
FRM
Proxy Voting Committee Charter
1. PURPOSE

In order to fulfill its responsibilities under Man's Global Proxy Voting Policy (the "Policy") to monitor proxy voting practices, Man has charged the FRM Proxy Voting Committee with the responsibilities described in this Charter other than in relation to FRM proxy voting practices.

2. MEMBERSHIP

The membership of the Proxy Voting Committee is as follows:

Voting Members

•Committee Chairperson, Head of US Operations, Colin Bettison

•Head of Operations, David Barber

•Member(s) of Portfolio Management Staff (other Portfolio Management Staff members may serve on the Committee from time to time)

○Jens Foehrenbach

○Michelle McCloskey

Non-Voting Members

•Deputy Chief Compliance Officer (NY) - Lee Binks

• Head of FRM Middle Office - Adrian Omar

•Head of Investment Administration - Jake Wainwright

•Senior Controller and RIC CFO - Linzie Steinbach

Membership and Designees

The Chairperson and members of the FRM Proxy Voting Committee are appointed to serve on the Committee.

To the extent deemed necessary, a Committee member who is unable to attend a Committee meeting should appoint a designee to attend such meeting in such member's stead. For any such meeting, each such designee shall have the voting (if any) and other rights of the designating member.

3. MEETINGS
Frequency:

The FRM Proxy Voting Committee will generally meet on an as-needed basis when actual or potential material conflicts of interest are identified, a vote that deviates from the Policy is contemplated, and to review proxies voted during the previous quarter. The Chairperson, as required, may call special meetings.

FRM Proxy Voting Committee meetings may be held in person, by telephone or video conference, or any combination of these. In such circumstances as may be determined by the Chairperson, the FRM Proxy Voting Committee may also take action via electronic mail in lieu of a meeting.

Quorum and Actions:

The attendance at a meeting of at least one member from each of the Head of US Operations, Head of Operations and Portfolio Management Staff shall constitute a quorum.

Actions of the FRM Proxy Voting Committee must be approved by a majority of voting members of such quorum.

Reporting and Meeting Minutes:

Minutes of the FRM Proxy Voting Committee will be prepared and approved by the FRM Proxy Voting Committee.

Approved minutes will be distributed to certain Man personnel for information purposes.

4. RESPONSIBILITIES

The responsibilities of the FRM Proxy Voting Committee will include, but are not limited to, the following:

(i) Resolving any proxy voting issues;

(ii) Identifying actual and potential material conflicts of interest and maintaining the Proxy Watch List, as applicable;

(iii) If deemed necessary, making proxy voting decisions where a material conflict of interest may exist; and

(iv) Setting policy including approving any additions or amendments to the Policy.

ANNEX B

DESCRIPTION OF RATINGS

Moody's Investors Service, Inc.

1. Long-Term Obligation Ratings

Moody's long-term obligation ratings are opinions of the relative credit risk of fixed-income obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default.

Aaa: Obligations rated Aaa are judged to be of the highest quality, with minimal credit risk.

Aa: Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A: Obligations rated A are considered upper-medium grade and are subject to low credit risk.

Baa: Obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

Ba: Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk.

B: Obligations rated B are considered speculative and are subject to high credit risk.

Caa: Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk.

Ca: Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C: Obligations rated C are the lowest rated class of bonds and are typically in default, with little prospect for recovery of principal or interest.

Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

2. Short-Term Ratings

Moody's short-term ratings are opinions of the ability of issuers to honor short-term financial obligations. Ratings may be assigned to issuers, short-term programs or to individual short-term debt instruments. Such obligations generally have an original maturity not exceeding thirteen months, unless explicitly noted.

Moody's employs the following designations to indicate the relative repayment ability of rated issuers:

P-1: Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

P-2: Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.

P-3: Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.

NP: Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

Canadian issuers rated P-1 or P-2 have their short-term ratings enhanced by the senior-most long-term rating of the issuer, its guarantor or support-provider.

3. US Municipal Short-Term Debt Ratings

There are three rating categories for short-term municipal obligations that are considered investment grade. These ratings are designated as Municipal Investment Grade (MIG) and are divided into three levels—MIG 1 through MIG 3. In addition, those short-term obligations that are of speculative quality are designated SG, or speculative grade. MIG ratings expire at the maturity of the obligation.

MIG 1: This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

MIG 2: This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

MIG 3: This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

SG: This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

4. Demand Obligation Ratings

In the case of variable rate demand obligations (VRDOs), a two-component rating is assigned; a long or short-term debt rating and a demand obligation rating. The first element represents Moody's evaluation of the degree of risk associated with scheduled principal and interest payments. The second element represents Moody's evaluation of the degree of risk associated with the ability to receive purchase price upon demand ("demand feature"), using a variation of the MIG rating scale, the Variable Municipal Investment Grade or VMIG rating. When either the long- or short-term aspect of a VRDO is not rated, that piece is designated NR, e.g., Aaa/NR or NR/VMIG 1. VMIG rating expirations are a function of each issue's specific structural or credit features.

VMIG 1: This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

VMIG 2: This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

VMIG 3: This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

SG: This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have an investment grade short-term rating or may lack the structural and/or legal protections necessary to ensure the timely payment of purchase price upon demand.

Standard & Poor's Ratings Services

1. Long-Term Issue Credit Ratings

Issue credit ratings are based, in varying degrees, on the following considerations:

Likelihood of payment—capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

Nature of and provisions of the obligation;

Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

AAA: An obligation rated 'AAA' has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA: An obligation rated 'AA' differs from the highest-rated obligations only to a small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A: An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB: An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB: An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B: An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC: An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC: An obligation rated 'CC' is currently highly vulnerable to nonpayment.

C: A 'C' rating is assigned to obligations that are currently highly vulnerable to nonpayment, obligations that have payment arrearages allowed by the terms of the documents, or obligations of an issuer that is the subject of a bankruptcy petition or similar action which have not experienced a payment default. Among others, the 'C' rating may be assigned to subordinated debt, preferred stock or other obligations on which cash payments have been suspended in accordance with the instrument's terms or when preferred stock is the subject of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

D: An obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized. An obligation's rating is lowered to 'D' upon completion of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

Plus (+) or minus (-): The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

NR: This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

2. Short-Term Issue Credit Ratings

A-1: A short-term obligation rated 'A-1' is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

A-2: A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

A-3: A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B: A short-term obligation rated 'B' is regarded as having significant speculative characteristics. Ratings of 'B-1', 'B-2', and 'B-3' may be assigned to indicate finer distinctions within the 'B' category. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B-1: A short-term obligation rated 'B-1' is regarded as having significant speculative characteristics, but the obligor has a relatively stronger capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

B-2: A short-term obligation rated 'B-2' is regarded as having significant speculative characteristics, and the obligor has an average speculative-grade capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

B-3: A short-term obligation rated 'B-3' is regarded as having significant speculative characteristics, and the obligor has a relatively weaker capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

C: A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D: A short-term obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Dual Ratings: Standard & Poor's assigns "dual" ratings to all debt issues that have a put option or demand feature as part of their structure. The first rating addresses the likelihood of repayment of principal and interest as due, and the second rating addresses only the demand feature. The long-term rating symbols are used for bonds to denote the long-term maturity and the short-term rating symbols for the put option (for example, 'AAA/A-1+'). With U.S. municipal short-term demand debt, note rating symbols are used with the short-term issue credit rating symbols (for example, 'SP-1+/A-1+').

3. Active Qualifiers (currently applied and/or outstanding)

i: This subscript is used for issues in which the credit factors, terms, or both, that determine the likelihood of receipt of payment of interest are different from the credit factors, terms or both that determine the likelihood of receipt of principal on the obligation. The 'i' subscript indicates that the rating addresses the interest portion of the obligation only. The 'i' subscript will always be used in conjunction with the 'p' subscript, which addresses likelihood of receipt of principal. For example, a rated obligation could be assigned ratings of "AAAp NRi" indicating that the principal portion is rated "AAA" and the interest portion of the obligation is not rated.

L: Ratings qualified with 'L' apply only to amounts invested up to federal deposit insurance limits.

p: This subscript is used for issues in which the credit factors, the terms, or both, that determine the likelihood of receipt of payment of principal are different from the credit factors, terms or both that determine the likelihood of receipt of interest on the obligation. The 'p' subscript indicates that the rating addresses the principal portion of the obligation only. The 'p' subscript will always be used in conjunction with the 'i' subscript, which addresses likelihood of receipt of interest. For example, a rated obligation could be assigned ratings of "AAAp NRi" indicating that the principal portion is rated "AAA" and the interest portion of the obligation is not rated.

pi: Ratings with a 'pi' subscript are based on an analysis of an issuer's published financial information, as well as additional information in the public domain. They do not, however, reflect in-depth meetings with an issuer's management and therefore may be based on less comprehensive information than ratings without a 'pi' subscript. Ratings with a 'pi' subscript are reviewed annually based on a new year's financial statements, but may be reviewed on an interim basis if a major event occurs that may affect the issuer's credit quality.

Preliminary: Preliminary ratings, with the 'prelim' qualifier, may be assigned to obligors or obligations, including financial programs, in the circumstances described below. Assignment of a final rating is conditional on the receipt by Standard & Poor's of appropriate documentation. Standard & Poor's reserves the right not to issue a final rating. Moreover, if a final rating is issued, it may differ from the preliminary rating.

Preliminary ratings may be assigned to obligations, most commonly structured and project finance issues, pending receipt of final documentation and legal opinions.

Preliminary ratings are assigned to Rule 415 Shelf Registrations. As specific issues, with defined terms, are offered from the master registration, a final rating may be assigned to them in accordance with Standard & Poor's policies.

Preliminary ratings may be assigned to obligations that will likely be issued upon the obligor's emergence from bankruptcy or similar reorganization, based on late-stage reorganization plans, documentation and discussions with the obligor. Preliminary ratings may also be assigned to the obligors. These ratings consider the anticipated general credit quality of the reorganized or post bankruptcy issuer as well as attributes of the anticipated obligation(s).

Preliminary ratings may be assigned to entities that are being formed or that are in the process of being independently established when, in Standard & Poor's opinion, documentation is close to final.

Preliminary ratings may also be assigned to these entities' obligations.

Preliminary ratings may be assigned when a previously unrated entity is undergoing a well-formulated restructuring, recapitalization, significant financing or other transformative event, generally at the point that investor or lender commitments are invited. The preliminary rating may be assigned to the entity and to its proposed obligation(s). These preliminary ratings consider the anticipated general credit quality of the obligor, as well as attributes of the anticipated obligation(s), assuming successful completion of the transformative event. Should the transformative event not occur, Standard & Poor's would likely withdraw these preliminary ratings.

A preliminary recovery rating may be assigned to an obligation that has a preliminary issue credit rating.

sf: This qualifier is assigned to all issues and issuers to which a regulation, such as the European Union Regulation on Credit Rating Agencies, requires the assignment of an additional symbol which distinguishes a structured finance instrument or obligor (as defined in the regulation) from any other instrument or obligor. The addition of this subscript to a credit rating does not change the definition of that rating or our opinion about the issue's or issuer's creditworthiness.

t: This symbol indicates termination structures that are designed to honor their contracts to full maturity or, should certain events occur, to terminate and cash settle all their contracts before their final maturity date.

Unsolicited: Unsolicited ratings are those credit ratings assigned at the initiative of Standard & Poor's and not at the request of the issuer or its agents.

4. Inactive Qualifiers (no longer applied or outstanding)

*: This symbol indicated continuance of the ratings is contingent upon Standard & Poor's receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows. Discontinued use in August 1998.

c: This qualifier was used to provide additional information to investors that the bank may terminate its obligation to purchase tendered bonds if the long-term credit rating of the issuer is below an investment-grade level and/or the issuer's bonds are deemed taxable. Discontinued use in January 2001.

pr: The letters 'pr' indicated that the rating was provisional. A provisional rating assumed the successful completion of the project financed by the debt being rated and indicated that payment of debt service requirements was largely or entirely dependent upon the successful, timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, made no comment on the likelihood of or the risk of default upon failure of such completion.

q: A 'q' subscript indicated that the rating was based solely on quantitative analysis of publicly available information. Discontinued use in April 2001.

r: The 'r' modifier was assigned to securities containing extraordinary risks, particularly market risks, that are not covered in the credit rating. The absence of an 'r' modifier should not be taken as an indication that an obligation will not exhibit extraordinary non-credit related risks. Standard & Poor's discontinued the use of the 'r' modifier for most obligations in June 2000 and for the balance of obligations (mainly structured finance transactions) in November 2002.

Local Currency and Foreign Currency Risks: Country risk considerations are a standard part of Standard & Poor's analysis for credit ratings on any issuer or issue. Currency of repayment is a key factor in this analysis. An obligor's capacity to repay foreign currency obligations may be lower than its capacity to repay obligations in its local currency due to the sovereign government's own relatively lower capacity to repay external versus domestic debt. These sovereign risk considerations are incorporated in the debt ratings assigned to specific issues. Foreign currency issuer ratings are also distinguished from local currency issuer ratings to identify those instances where sovereign risks make them different for the same issuer.

Fitch, Inc.

Long-Term Ratings Scales

AAA: Highest credit quality. 'AAA' ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA: Very high credit quality. "AA" ratings denote expectations of very low credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A: High credit quality. "A" ratings denote expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

BBB: Good credit quality. "BBB" ratings indicate that expectations of credit risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.

BB: Speculative. 'BB' ratings indicate an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met.

B: Highly speculative. 'B' ratings indicate that material credit risk is present.

CCC: Substantial credit risk. 'CCC' ratings indicate that substantial credit risk is present.

CC: Very high levels of credit risk. 'CC' ratings indicate very high levels of credit risk.

C: Exceptionally high levels of credit risk. Default is imminent or inevitable, or the issuer is in standstill. Conditions that are indicative of a 'C' category rating for an issuer include:

the issuer has entered into a grace or cure period following non-payment of a material financial obligation;

the issuer has entered into a temporary negotiated waiver or standstill agreement following a payment default on a material financial obligation; or

Fitch Ratings otherwise believes a condition of 'RD' or 'D' to be imminent or inevitable, including through the formal announcement of a distressed debt exchange.

RD: Restricted default. RD' ratings indicate an issuer that in Fitch Ratings' opinion has experienced an uncured payment default on a bond, loan or other material financial obligation but which has not entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure, and which has not otherwise ceased operating. This would include:

the selective payment default on a specific class or currency of debt;

the uncured expiry of any applicable grace period, cure period or default forbearance period following a payment default on a bank loan, capital markets security or other material financial obligation;

the extension of multiple waivers or forbearance periods upon a payment default on one or more material financial obligations, either in series or in parallel; or

execution of a distressed debt exchange on one or more material financial obligations.

D: Default. 'D' ratings indicate an issuer that in Fitch Ratings' opinion has entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure, or which has otherwise ceased business.

Default ratings are not assigned prospectively to entities or their obligations; within this context, non-payment on an instrument that contains a deferral feature or grace period will generally not be considered a default until after the expiration of the deferral or grace period, unless a default is otherwise driven by bankruptcy or other similar circumstance, or by a distressed debt exchange.

"Imminent" default typically refers to the occasion where a payment default has been intimated by the issuer, and is all but inevitable. This may, for example, be where an issuer has missed a scheduled payment, but (as is typical) has a grace period during which it may cure the payment default. Another alternative would be where an issuer has formally announced a distressed debt exchange, but the date of the exchange still lies several days or weeks in the immediate future.

In all cases, the assignment of a default rating reflects the agency's opinion as to the most appropriate rating category consistent with the rest of its universe of ratings, and may differ from the definition of default under the terms of an issuer's financial obligations or local commercial practice.

The modifiers "+" or "-" may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the 'AAA' Long-Term category, or to Long-Term categories below 'B'.

2. Short-Term Credit Ratings

A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity or security stream, and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as "short term" based on market convention. Typically, this means up to 13 months for corporate, structured and sovereign obligations, and up to 36 months for obligations in US public finance markets.

F1: Highest short-term credit quality. Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

F2: Good short-term credit quality. Good intrinsic capacity for timely payment of financial commitments.

F3: Fair short-term credit quality. The intrinsic capacity for timely payment of financial commitments is adequate.

B: Speculative short-term credit quality. Minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.

C: High short-term default risk. Default is a real possibility.

RD: Restricted default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Applicable to entity ratings only.

D: Default. Indicates a broad-based default event for an entity, or the default of a specific short-term obligation.

3. Recovery Ratings

Recovery Ratings are assigned to selected individual securities and obligations. These currently are published for most individual obligations of corporate issuers with ratings in the 'B' rating category and below.

Among the factors that affect recovery rates for securities are the collateral, the seniority relative to other obligations in the capital structure (where appropriate), and the expected value of the company or underlying collateral in distress.

The Recovery Rating scale is based upon the expected relative recovery characteristics of an obligation upon the curing of a default, emergence from insolvency or following the liquidation or termination of the obligor or its associated collateral. For structured finance, Recovery Ratings are designed to estimate recoveries on a forward-looking basis while taking into account the time value of money.

Recovery Ratings are an ordinal scale and do not attempt to precisely predict a given level of recovery. As a guideline in developing the rating assessments, the agency employs broad theoretical recovery bands in its ratings approach based on historical averages, but actual recoveries for a given security may deviate materially from historical averages.

RR1: Outstanding recovery prospects given default. 'RR1' rated securities have characteristics consistent with securities historically recovering 91%-100% of current principal and related interest.

RR2: Superior recovery prospects given default. 'RR2' rated securities have characteristics consistent with securities historically recovering 71%-90% of current principal and related interest.

RR3: Good recovery prospects given default. 'RR3' rated securities have characteristics consistent with securities historically recovering 51%-70% of current principal and related interest.

RR4: Average recovery prospects given default. 'RR4' rated securities have characteristics consistent with securities historically recovering 31%-50% of current principal and related interest.

RR5: Below average recovery prospects given default. 'RR5' rated securities have characteristics consistent with securities historically recovering 11%-30% of current principal and related interest.

RR6: Poor recovery prospects given default. 'RR6' rated securities have characteristics consistent with securities historically recovering 0%-10% of current principal and related interest.

PART C - OTHER INFORMATION

ITEM 25.	FINANCIAL STATEMENTS AND EXHIBITS

(1)	Financial Statements (included in Part A):
Financial Highlights for the fiscal year ended March 31, 2015.
Financial Statements (included in Part B):
Financial statements and report of the independent public accounting firm thereon, appearing in the Fund's Annual Report for the fiscal year ended March 31, 2015 are incorporated into Part B by reference to the Registrant's March 31, 2015 annual shareholder report (audited).
(2)	Exhibits:

(a)(1)	Certificate of Trust.[1]
(a)(1)(a)	Certificate of Amendment to the Certificate of Trust.[4]
(a)(2)	Agreement and Declaration of Trust. [2,5]
(b)	By-Laws.[2]
(c)	Not Applicable.
(d)	Rule 18f-3 Plan 5.
(e)	Dividend Reinvestment Plan. [2]
(f)	Not Applicable.
(g)	Investment Advisory Agreement. [3]
(h)	Distribution Agreement.[2]
(i)	Not Applicable.
(j)	Custodian Agreement.[4]
(k)(1) (k)(2)	Services Agreement.[2] Shareholder Services Plan and Form of Shareholder Services Agreement 5
(k)(2)	Amended and Restated Expense Reimbursement Agreement. [4,5]
(l)(1)	Opinion of Dechert LLP. [2,5]
(1)(2)	Consent of Dechert LLP. [4] ,5
(m)	Not Applicable.
(n)	Consent of Ernst & Young LLP. [5]
(o)	Not Applicable.
(p)	Form of Subscription Agreement.[2]
(q)	Not Applicable.
(r)(1)	Code of Ethics of the Fund.[4]
(r)(2)	Code of Ethics of the Investment Adviser. [4]
(s)(1)	Powers of Attorney. 6
(2)	Financial Statements of Pine Grove Institutional Partners II Ltd. [2]

__________________

[1]	Incorporated by reference to the Registration Statement on Form N-2 (333-189791; 811-22860) filed with the Securities and Exchange Commission on July 3, 2013.
[2]	Incorporated by reference to the Registration Statement on Form N-2 (333-189792; 811-22861) filed with the Securities and Exchange Commission on October 29, 2013.
[3]	Incorporated by reference to the Registration Statement on Form N-2 (333-189792; 811-22861) filed with the Securities and Exchange Commission on July 30, 2014.
[4] [5] [6]	Incorporated by reference to the Registration Statement on Form N-2 (333-18791; 811-22860) filed with the Securities and Exchange Commission on July 29, 2015. To be filed by amendment. Filed herewith.
ITEM 26.	MARKETING ARRANGEMENTS

Not Applicable.

ITEM 27.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth estimated expenses.

Registration fees	$70,080

Printing	$5,000
Accounting fees and expenses	$ --
Legal fees and expenses	$70,000
Miscellaneous	$ --
Total	$145,080

ITEM 28.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

No person is directly or indirectly under common control with Registrant, except that the Registrant may be deemed to be controlled by FRM Investment Management (USA) LLC (formerly, Pine Grove Asset Management LLC) (the "Adviser"), the investment adviser to the Registrant. The Adviser was formed under the laws of the State of Delaware on March 22, 2011. Additional information regarding the Adviser is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-72402).

ITEM 29.	NUMBER OF HOLDERS OF SECURITIES

The following table sets forth the number of record holders of the Registrant's shares of beneficial ownership as of May 23, 2016.

Title of Class: Shares of Beneficial Ownership	Number of Record Holders: XXX

ITEM 30.	INDEMNIFICATION

Reference is made to Article 5.2 of Registrant's Agreement and Declaration of Trust, to be filed as Exhibit 2(a)(2) to this Registration Statement. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the Adviser, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by the Adviser, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by the Adviser, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Registrant hereby undertakes that it will apply the indemnification provisions of the Agreement and Declaration of Trust in a manner consistent with Investment Company Act Release No. 11330 (Sept. 4, 1980) issued by the Securities and Exchange Commission, so long as the interpretation of Sections 17(h) and 17(i) of the 1940 Act contained in that release remains in effect. Registrant, in conjunction with the Adviser and Registrant's Board of Trustees, maintains insurance on behalf of any person who is or was an Independent Trustee, officer, employee, or agent of Registrant, against certain liability asserted against him or her and incurred by him or her or arising out of his or her position. In no event, however, will Registrant pay that portion of the premium, if any, for insurance to indemnify any such person or any act for which Registrant itself is not permitted to indemnify.

ITEM 31.	BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each managing director or executive officer of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set out in Registrant's Prospectus in the section entitled "Management of the Fund" and in the section of the Statement of Additional Information captioned "Management of the Fund." The information required by this Item 31 with respect to each managing director or officer of the Adviser is incorporated by reference to Form ADV, filed with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended (File No. 801-72402).

ITEM 32.	LOCATION OF ACCOUNTS AND RECORDS

The Administrator maintains certain required accounting related and financial books and records of Registrant at Three Canal Plaza, Suite 600, Portland, Maine 04101. The other required books and records are maintained by the Adviser at 452 5th Avenue, 26th Floor, New York, NY 10018.

ITEM 33.	MANAGEMENT SERVICES

Not Applicable.

ITEM 34.	UNDERTAKINGS

(1) The Registrant hereby undertakes to suspend the offering of its shares until it amends its prospectus if (a) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2) Not Applicable.

(3) Not Applicable.

(4) The Registrant hereby undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5)(a) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497 (h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, Pine Grove Alternative Institutional Fund has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of State of New York on the 27th day of May, 2016.

PINE GROVE ALTERNATIVE INSTITUTIONAL FUND

/s/ Matthew Stadtmauer
By:	Matthew Stadtmauer
Title:	President, Chief Executive Officer and Trustee

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

	Signatures	Title	Date

(1)	Principal Executive Officer
By:	/s/ Matthew Stadtmauer
	Matthew Stadtmauer	President, Chief Executive Officer and Trustee	May 27, 2016

(2)	Principal Financial Officer

By:	/s/ Adam Waldstein	Attorney-in Fact for Linzie Steinbach
	Adam Waldstein	Treasurer and Chief Financial Officer	May 27, 2016

Signatures

(3)	Majority of the Trustees

Independent Trustees
Jonathan Morgan Boris Onefater Mattia Auriemma

By:	/s/ Adam Waldstein
	Adam Waldstein	Attorney-In-Fact for Jonathan Morgan Boris Onefater Mattia Auriemma	May 27, 2016

Management Trustee
Matthew Stadtmauer

By:	/s/ Matthew Stadtmauer
	Matthew Stadtmauer	Management Trustee	May 27, 2016

(s)(1)	Powers of Attorney